As filed with the Securities and Exchange Commission on June 4, 2007

Registration No. 333-139534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RESPONSE GENETICS, INC.

(Name of Small Business Issuer in Its Charter)

Delaware	2835	11-3525548
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1640 Marengo St., 6th Floor
Los Angeles, California 90033
(323) 224-3900

(Address and Telephone Number of Principal Executive Offices)

Kathleen Danenberg
President and Chief Executive Officer
Response Genetics, Inc.
1640 Marengo St., 6th Floor
Los Angeles, California 90033
(323) 224-3900

Fax: (323) 224-3096

(Name, Address and Telephone Number of Agent for Service)

Copies to:

Faith L. Charles, Esq.	Douglas S. Ellenoff, Esq.
Kenneth H. Yi, Esq.	Lawrence A. Rosenbloom, Esq.
Mintz Levin Cohn Ferris	Christopher Celano, Esq.
Glovsky and Popeo P.C.	Ellenoff Grossman & Schole LLP
Chrysler Center	370 Lexington Avenue, 19th Floor
666 Third Avenue	New York, New York 10017
New York, New York 10017	(212) 370-1300
(212) 692-6800	Fax: (212) 370-7889
Fax: 212-983-3115

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)

Common Stock, $0.01 par value per share	$27,600,000	$3,014.73

——————

(1)

Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)

Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(3)

Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Explanatory Note

This Amendment No. 4 to the Registration Statement on Form SB-2 (Registration No. 333-139534) is being filed solely for the purposes of filing Exhibit 1.1, Exhibit 3.1 and Exhibit 23.1 to the Registration Statement, updating Note 16 to the Notes to Consolidated Financial Statements and filing the Report of Independent Registered Public Accounting Firm. No other changes or additions are being made hereby to the preliminary prospectus which forms part of the Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, Dated June 4, 2007

3,000,000 Shares
Common Stock

This is the initial public offering of our common stock. We are offering 3,000,000 shares of common stock.

We expect the initial public offering price to be between $7.00 and $8.00 per share. Currently, no public market exists for the shares of common stock. We have applied to have our common stock quoted on the Nasdaq Capital Market under the symbol “RGDX.” No assurance can be given that such listing will be approved.

Investing in our common stock involves significant risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Non-accountable expense allowance(1)	$	$
Proceeds to us (before expenses)(2)	$	$

——————

(1)

Payable to Maxim Group LLC, the representative of the underwriters.

(2)

We estimate that the total expenses of this offering excluding the underwriters’ discount and the non-accountable expense allowance will be approximately $1,500,000.

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase up to an additional 450,000 shares of common stock from us at the public offering price, less the estimated underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This is a firm commitment underwriting. The underwriters expect to deliver the shares of common stock to purchasers on or about                , 2007.

Maxim Group LLC
Caris & Company

The date of this prospectus is                , 2007

RESPONSE GENETICS

- Developing cancer diagnostic tests for assessing risk of cancer recurrence and prediction of response to chemotherapy.
  - Lung cancer risk of recurrence
  - Pancreatic cancer risk of recurrence
  - Colon cancer risk of recurrence
  - Esophageal cancer risk of recurrence
  - Cancer of unknown primary diagnostics
  - Lung cancer chemotherapy response
- Expanding our existing U.S. pharmacogenomic testing services business to Europe and Asia.
- Providing customized pharmacogenomic gene profiles for sale to the healthcare industry.

Stage I cancer patients
Resection (surgery)
RESPONSE GENETICS
LOW-risk of recurrence patients
HIGH-risk of recurrence patients
Post-surgery observation (no chemo)
Adjuvant chemotherapy

Our Mission: Personalized cancer treatment through genetic testing

Getting the right therapy to individual patients – the first time.

RESPONSE GENETICS

Response Genetics, Inc.
1640 Marengo Street, 6th Floor
Los Angeles, CA 90033

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information. While we believe that the statistical data, market data and other industry data, and forecasts are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

PROSPECTUS SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements and the results shown herein are not necessarily indicative of the results to be expected in any future periods. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

Unless the context otherwise requires or indicates, when used in this prospectus, the terms “we,” “our,” “us,” “the Company” and “RGI” in this prospectus refer to Response Genetics, Inc.

Overview

 We are engaged in the research and development of our own pharmacogenomic cancer diagnostic tests based on our proprietary technologies. We currently generate revenues primarily from sales of our proprietary analytical pharmacogenomic testing services of clinical trial specimens to the pharmaceutical industry.

Pharmacogenomics is the science of how an individual’s genetic makeup relates to drug response. Tests based on pharmacogenomics facilitate the prediction of an individual’s response to drug therapy and chance of survival following a surgery. Using our patented and proprietary technologies, we extract nucleic acids such as RNA and DNA from tumor specimens preserved in paraffin, a wax-like substance, in order to perform phamacogenomic analysis.

We use our technologies to extract and analyze genetic information from genes derived from tumor specimens stored as formalin-fixed and paraffin embedded, or FFPE specimens. We believe this is a significant development because preserving tumor tissue as FFPE specimens is a standard procedure used worldwide, and although other methods exist to extract DNA from FFPE specimens, we are not aware of any other existing technologies that enable reliable and consistent extraction of RNA from FFPE specimens suitable for genome-wide gene expression research.

Our goal is to provide cancer patients and their physicians with a means to make informed, individualized treatment decisions based on genetic analysis of tumor tissues. Our approach to achieve this goal includes the following:

•

Developing diagnostic tests for assessing the risk of cancer recurrence, prediction of chemotherapy response and tumor classification in cancer patients.

•

Expanding our existing pharmacogenomic testing service business and creating a standardized and integrated testing platform into the major markets of the healthcare industry including outside of the United States.

•

Providing, for sale to the healthcare industry, customized pharmacogenomic information generated from gene profiling data we collect through our research.

A key element of our strategy is to leverage our existing pharmacogenomic services business. We provide pharmaceutical companies with a flexible menu of fee-based pharmacogenomics services to support drug development and clinical trials  with biomarkers, including gene expression analysis, statistics, molecular diagnostics, and fluorescent in situ hybridization, or FISH.

 Demand from the pharmaceutical industry for our testing services has increased in recent years. We are seeking to capitalize on the healthcare industry’s focus on personalized medicine and pharmacogenomics to establish ongoing relationships with global pharmaceutical companies by introducing additional services and expanding to key locations in Europe and Asia where our customers are conducting clinical trials. Our current licenses and strategic collaborations include:

•

a services agreement with SmithKline Beecham Corporation (d.b.a. GlaxoSmithKline, which we refer to herein as GSK) to provide GSK with testing services principally in relation to profiling the expression of various genes from a range of human cancers, including specimens from their clinical trials;

•

a services agreement with GlaxoSmithKline Biologicals, the vaccine division of GlaxoSmithKline (which we refer to herein as GSK Bio), to provide GSK Bio with testing services principally in relation to profiling the expression of various genes from a range of human cancers, including specimens from their clinical trials, in Europe and the United Kingdom.

•

a license agreement with Roche Molecular Systems, Inc. (which we refer to herein as Roche) pursuant to which we collaborate with Roche in the area of commercial assay (diagnostic test) development related to the validation of genetic markers for pharmaceutical companies;

•

a services agreement with Taiho Pharmaceutical Co., Ltd., a Japanese pharmaceutical company (which we refer to herein as Taiho), to provide Taiho with molecular-based tumor analyses using our RGI-1 technology;

•

a service provider agreement with Affymetrix, Inc. (Nasdaq:AFFX, which we refer to herein as Affymetrix) whereby we have a non-exclusive license to use its GeneChip® microarrays to provide our pharmacogenomic testing services to our clients. This agreement expands our right to market and sell the results of our pharmacogenomic testing using Affymetrix’s proprietary probe arrays;

•

an arrangement with Applied Biosystems (which we refer to herein as Applied Biosystems), the operating affiliate of Applera Corporation (NYSE:ABI), enabling us to purchase assay testing kits built around standard DNA sequences and to request that ABI produce kits containing custom DNA sequences for us;

•

a license agreement with the University of Southern California (which we refer to herein as USC) providing us with a worldwide, exclusive right to use RGI-1 in human and veterinary diagnostic laboratory services and the sale of clinical diagnostic and research products; and

•

a collaboration agreement with Shanghai BioChip Company, Ltd. (which we refer to herein as SBC) pursuant to which we collaborate with SBC to offer testing services within China using our proprietary RGI-1 RNA extraction technology.

Our Technology

Background

Diagnostic tests for cancer recurrence or chemotherapy response are based on the genetic analysis of RNA extracted from tumor tissue. Until recently, this type of genetic analysis was only possible using a large quantity of nearly full-length RNA recovered from fresh-frozen clinical specimens. However, fresh-frozen tissue specimens from patients are not generally available because the standard process for handling biopsy specimens is to fix tissues in formalin and then embed them in paraffin. Fixation in paraffin preserves the tissue and allows easy examination of the sample by pathologists. Additionally, the majority of hospitals and clinics worldwide lack the infrastructure to store and archive frozen tissues. As a result, hospitals today have accumulated enormous libraries of archived FFPE tissue specimens taken from the majority of cancer patients, rather than fresh-frozen specimens. Although such FFPE specimens are extensively available and easily accessible, existing methods of RNA extraction from FFPE specimens of tumor tissue have not been considered useable for genetic profiling studies. The isolation of RNA from FFPE tissue with methods that have been published in the past is also unreliable and inconsistent in terms of RNA yield.

Our proprietary technologies that enable us to analyze genetic information from FFPE specimens are the following:

•

RGI-1 enables us to rapidly and reliably isolate RNA and DNA from FFPE tissues. The technology was co-developed by Kathleen Danenberg, our President and Chief Executive Officer and a director, patented by the University of Southern California (which we refer to herein as USC) and exclusively licensed by USC to us. The technology involves heating the sample in specific solutions at high temperatures for a period of time. Heating the specimens at high temperatures rapidly reverses the cross-links which previously created problems in analyzing RNA from paraffin tissues by polymerase chain reaction technology (PCR). We have demonstrated that the yield of RNA is also increased by use of this patented technology.

•

RGI-2 has been developed by us for isolation of long fragment RNA suitable for analysis of RNA from paraffin tissue by microarray methods. While the heating of the FFPE tissue using RGI-1 technology produces relatively large amounts of RNA suitable for analysis of single genes by PCR techniques, the resulting RNA consists of fragments that are too short to analyze by microarray methods. RGI-2 allows us to generate the longer fragments of RNA necessary for microarray analysis. This technology allows us to analyze up to 30,000 genes per sample using microarray techniques rather than the few hundred genes that can be analyzed by PCR technologies.

Our Solution

We have developed extraction methodologies for reliable, reproducible recovery of RNA from FFPE specimens. Our technologies enable us to use FFPE patient biopsies to:

•

extract RNA suitable for gene expression research as well as development of diagnostic tests using microarray gene profiling platforms;

•

analyze individual genes as well as the entire human genome; and

•

provide highly reliable and reproducible analyses, with a success rate of over 90% (based on our internal data obtained from our analysis of over 30,000 tissue specimens) when our guidelines are followed. Our analysis of a clinical trial involving breast cancer in elderly patients illustrates the reliability of our results. We received paraffin blocks from various clinical sites, and we were able to obtain valid data on 401 out of 441 FFPE specimens (91%). Our overall success rates with other sets of specimens typically mirror these results. The factors that cause an unsuccessful analysis are generally related to the prior tumor specimen collection and fixation (e.g. specimen size (i.e., too few cells), the lack of actual tumor tissue present in the specimen, or improper fixation of the tissue specimen), not to any unreliability of the assay itself. Our rates of recovery meet the requirements established by our clients. In particular, we have provided our clients with success rates that exceed the rates required pursuant to their agreements with us.

We believe that we were the first company to enable access to molecular information from RNA contained in FFPE tissue specimens generated in current clinical trials as well as contained in archived FFPE created in past clinical trials for which clinical outcomes and results are documented.

Pharmacogenomics Opportunity

Human beings are about 99.9% identical in their genetic makeup, with the remaining 0.1% responsible for their unique individual characteristics. Analyzing these naturally occurring genetic differences may enable scientists to understand the variability that contributes to physiological traits, including cancer susceptibilities and the progression of cancer. The variation in several genes affects each individual’s risk of cancer development, the level of tumor aggressiveness, the probability of metastasis, and the probability of survival. Natural genetic variations also lead to differences in the way that drugs are absorbed, metabolized and incorporated by the body, and thus affect the relative efficacy of drugs in different individuals.

Understanding genetic variations and discovering the correlations of the genes that are associated with clinical outcomes constitutes the field of pharmacogenomics and underlies the concept of personalized medicine. Pharmacogenomics promises to help researchers produce better predictive and diagnostic molecular tests and drugs which, in turn, will enable physicians to implement personalized medicine by selecting treatments and drugs based on individual needs of each patient. Personalized medicine may offer a number of key benefits, including earlier interventions, more efficient drug development and more effective therapies.

According to a 2005 report published by BCC Research, the worldwide market for pharmacogenomics reached $1.24 billion in 2004 and is projected to rise at an average annual growth rate of 24.5% to reach $3.7 billion by 2009. Diagnostics comprised 39.2% of the total market in 2004 and are projected to grow at 27.7% per year to increase its share to 44.6%, or $1.65 billion in 2009.

We believe that the application of pharmacogenomics to cancer treatment represents a significant opportunity, as new cancer cases are estimated to increase by 50% and approach 15 million worldwide by the year 2020, according to a new World Cancer Report by World Health Organization. According to this report, lung cancer accounts for 1.2 million new cases worldwide annually; colorectal cancer for 940,000; esophageal cancer for 410,000; pancreatic cancer for 216,000. Cancer of unknown primary affects about 5% of all cancer patients. We focus our research efforts on developing diagnostic tests for each of these common cancer types. The National Institutes of Health estimates overall costs for cancer in 2005 at $210 billion, including $74.0 billion for direct medical costs.

Our Strategy

Our goal is to enable physicians and cancer patients to make informed, individualized treatment decisions based on genetic analysis of tumor tissues. We are focusing our efforts in the following areas:

•

Continued research and development of diagnostic tests

We are researching and developing diagnostic tests for diagnosis and treatment of cancer. We are identifying genetic profiles of tumors that are more aggressive and recur rapidly after surgery. We also are identifying genetic profiles of tumors that are more or less responsive to a particular chemotherapy. Following the development of tests to predict the risk of recurrence after surgery, we intend to develop tests to determine the most active, personalized chemotherapy regimen for the individual patient at risk. Once developed and after obtaining any necessary regulatory approvals, we intend to leverage our relationships in the healthcare industry to market, sell or license these tests as a means for physicians to determine the courses of cancer treatment.

•

Global expansion of testing services business

We estimate based on our internal market research and experience to date that the addressable market opportunity for our testing services business in the area of analyzing tumor specimens in the course of clinical trials is between $400 and $500 million worldwide.

We currently have one operating laboratory for our testing services business at a single location in the United States. We plan to expand our pharmacogenomic testing services business into the major markets of the healthcare industry including outside of the United States. We are working to establish service laboratories in Europe, China, Japan and India, in part, through collaborations with some of our clients in the pharmaceutical industry. We are in the process of opening a testing laboratory in Edinburgh, Scotland with the assistance of GSK Bio to analyze specimens from their European drug trials. It is important to the pharmaceutical industry and the regulatory agencies that the same analytical methods are used for each clinical trial sample around the world so that the data can be easily compared and used for global drug development. Also, export of clinical trial specimens to the United States is restricted from some areas of the world, such as China. Finally, the enrollment of patients in clinical trials sometimes depends on analyzing the sample for a specific gene(s) within five days, which does not provide sufficient time for shipping specimens to the United States. Our goal is to offer an analysis of patient specimens and generate consistent data based on integrated common platforms and technology in the major markets of the healthcare industry. To our knowledge, we will be the only company offering consistent pharmacogenomic analysis to the industry across various geographical regions.

•

Development and commercialization of pharmacogenomics information

In connection with the development of our diagnostic tests, we will use bioinformatics (mathematical tools to extract useful information from data produced by biological techniques) to generate pharmacogenomic information from patient specimens. Pharmaceutical companies will be able to use genetic information regarding specific chemotherapy targets in various populations, stages, cell types and tumor sites to position their drugs in the tumor type and genetic population with the greatest chance of response to a particular chemotherapy. After obtaining any necessary approvals, we intend to license a subset of this bioinformatics database to the healthcare industry to assist with its development of drugs to target specific tumor types or stages.

Risk Factors

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” beginning on page 9 of this prospectus. Principal risks of our business include:

•

We expect to continue to incur significant research and development expenses, which may make it difficult for us to achieve or sustain profitability. We expect our research and development expense levels to remain high for the foreseeable future as we seek to enhance our current technologies and develop new technologies and product candidates.

•

We are seeking to expand our current business to areas which may never lead to profitability. Currently, we are primarily a service company. We derive our current revenues principally from our pharmacogenomics testing services business, providing pharmacogenomic information to pharmaceutical clients after using our technology to analyze patient specimens provided by them. In the coming years, we will be increasing our efforts on the research and development of diagnostic products using our technologies. No assurance can be given that our efforts will result in any commercialized product candidates.

•

The rights we rely upon to protect our intellectual property may not be adequate, which could enable third parties to use our technology and would reduce our ability to compete in the market. Our patent position is generally uncertain and involves complex legal and factual questions. Our ability to execute our business plan will depend in part on our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets and know-how.

•

We may not be able to obtain or enforce adequate patent protection for new technologies and methods required for achieving our business objectives. Legal standards relating to the validity and scope of claims in the genomics technology field are still evolving. Therefore, the degree of exclusivity that future patent protection may provide for our proprietary technologies in this field is uncertain.

•

New product development involves a lengthy, expensive and complex process and, although we have generated preliminary predictive gene sets, we currently have no fully validated diagnostic candidates.

•

The loss of or any significant failure to comply with any requisite regulatory approvals for the processing laboratories in which our technologies are performed could result in our being unable to provide those services during the period in which they have not been certified or authorized to provide those services.

•

Changes in healthcare policy could subject us to additional regulatory requirements that may interrupt possible commercialization of our proposed products and increase our costs. Healthcare policy continues to be the subject of extensive discussion in the executive and legislative branches of the federal and many state governments. We developed our commercialization strategy for our technology based on existing healthcare policies. Changes in healthcare policy, such as the creation of broad limits for diagnostic products in general, could have a significant negative impact on the sales of future diagnostic tests, increase costs and divert management’s attention.

•

We depend on Kathleen Danenberg, our President, Chief Executive Officer and a director and also a developer of our technologies, and other key scientific and managerial personnel for the implementation of our business plan, the loss of whom could delay or reduce our product development and commercialization efforts, would impair the viability of our business and our ability to compete.

Our Corporate Information

We were incorporated in Delaware in September 1999 as Bio Type, Inc. In August 2000, we changed our name to Response Genetics, Inc. Our principal executive offices are located at 1640 Marengo St., 6th Floor, Los Angeles, CA 90033, and our telephone number is (323) 224-3900.

THE OFFERING

Common stock offered by us	3,000,000 shares

Common stock to be outstanding after this offering	10,141,986 shares

Use of proceeds

Our current estimate of the use of the net proceeds from this offering is as follows: (i) research and development (55%), (ii) business expansion (including sales and marketing) (35%) and (iii) general corporate purposes, including working capital (10%). We will, however, have broad discretion over the use of proceeds of this offering and the estimates may change over time.

Proposed Nasdaq Capital Market symbol	RGDX

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The share information above and elsewhere in this prospectus is based on 2,726,320 shares of common stock outstanding on March 31, 2007 and also:

•

reflects a 0.8-for-1 reverse stock split of the outstanding shares of common stock to be effected on the date of this prospectus;

•

assumes an initial public offering price of $7.50 per share, the mid-point of the price range indicated on the front cover of this prospectus;

•

reflects the automatic conversion of all shares of outstanding preferred stock, including accrued but unpaid dividends, into 4,274,590 shares of common stock (as of March 31, 2007, which is subject to increase until the consummation of this offering) upon the closing of this offering;

•

reflects the automatic conversion of all outstanding notes, including accrued by unpaid interest, into 141,076 (as of March 31, 2007, which is subject to increase until the consummation of this offering) shares of common stock upon closing of this offering; and

•

assumes that the underwriters do not exercise their over-allotment option to purchase up to an additional 450,000 shares of our common stock.

The share information in this prospectus does not include:

•

210,000 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 at a weighted average exercise price of $10.79 per share;

•

150,000 shares of common stock issuable upon the exercise of warrants to be issued to the underwriters at the closing of this offering with an exercise price equal to $8.25; and

•

2,160,000 shares of common stock reserved for future awards under our 2006 Employee, Director and Consultant Stock Plan (which we refer to herein as the 2006 Stock Plan) of which approximately 1,175,000 will be granted upon the date of this prospectus.

As noted above, the share information in the prospectus reflects the automatic conversion of all shares of outstanding preferred stock, including accrued but unpaid dividends, and notes payable, including accrued but unpaid interest, as of March 31, 2007. Assuming an automatic conversion as of April 30, 2007 and an assumed initial public offering price of $7.50 per share, all shares of outstanding preferred stock, including accrued but unpaid dividends, and notes payable, including accrued but unpaid interest, would convert into 4,284,576 and 141,619 shares of common stock, respectively.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following historical consolidated statement of operations data for the fiscal years ended December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2007 and the consolidated statement of operations data for the three months ended March 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared this unaudited consolidated information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for such periods. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007 or any future period.

You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year Ended		Three Months Ended
	December 31, 2005	December 31, 2006	March 31, 2006	March 31, 2007

Revenue	$6,956,800	$6,017,025	$1,268,975	$1,619,760
Operating Expenses:
Cost of revenue	$1,787,897	$2,456,071	$393,900	$822,840
General and administrative	$2,227,470	$3,933,660	$918,139	$1,263,066
Research and development	$1,018,179	$1,261,981	$326,455	$320,422
Operating income (loss)	$1,923,254	$(1,634,687)	$(369,519)	$(786,568)
Net income (loss)	$1,938,049	$(1,357,643)	$(173,590)	$(757,942)

Net income (loss) per common share:
Basic	$0.37	$(0.84)	$(0.15)	$(0.36)
Diluted	$0.31	$(0.84)	$(0.15)	$(0.36)

Weighted average common shares outstanding:
Basic	2,726,320	2,726,320	2,726,320	2,726,320
Diluted	6,156,758	2,726,320	2,726,320	2,726,320

The following table presents summary consolidated balance sheet data as of March 31, 2007:

•

on an actual basis;

•

on a pro forma basis to give effect to:

•

the conversion of all of our outstanding shares of preferred stock, including accrued but unpaid dividends, into 4,274,590 shares of our common stock (as of March 31, 2007, which is subject to increase until the consummation of this offering) upon the closing of this offering, assuming an initial public offering price of $7.50 per share, the mid-point of the offering price range; and

•

the conversion of all of our outstanding notes payable, including accrued but unpaid interest, into 141,076 shares of our common stock (as of March 31, 2007, which is subject to increase until the consummation of this offering) upon the closing of this offering, assuming an initial public offering price of $7.50 per share, the mid-point of the offering price range;

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and the sale of 3,000,000 shares of our common stock in this offering at an assumed price of $7.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•

reflects a 0.8-for-1 reverse stock split of the outstanding shares of common stock to be effected on the date of this prospectus.

As noted above, the pro forma information assumes automatic conversion of all shares of outstanding preferred stock, including accrued but unpaid dividends, and notes payable and related interest, as of March 31, 2007. Assuming an automatic conversion as of April 30, 2007 and an assumed initial public offering price of $7.50 per share, all shares of outstanding preferred stock, including accrued but unpaid dividends, and notes payable, including accrued and unpaid interest, would convert into 4,284,576 and 141,619 shares of common stock, respectively.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma as Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,310,448	$3,310,448	$22,060,448
Total assets	8,331,170	8,331,170	27,081,170
Notes payable to stockholders, including accrued interest	1,058,076	—	—
Accrued dividends on preferred stock	6,331,140	—	—
Convertible preferred stock	15,380	—	—
Total stockholders’ (deficit) equity	(6,527,822)	861,394	19,611,394

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below and the other information in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, and our financial condition and results of operations. In this event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business, Our Financial Results and Our Need for Financing

Our operating results have in the past and could in the future fluctuate significantly.

Our operating results are difficult to predict and may fluctuate significantly from period to period, particularly because we currently derive our revenues principally from our pharmacogenomic testing service business and are substantially dependent upon several key clients.  Additionally, the timing of when we receive samples for testing from our clients, and our resulting ability to generate revenue is also difficult to predict. We had a net income of $1,938,049 for the year ended December 31, 2005 but we had a net loss of $1,357,643 for the year ended December 31, 2006. We also had a net loss of $757,942 for the three months ended March 31, 2007. Until we can develop and market viable diagnostic products based on our proprietary technologies, we expect to continue to depend principally on our pharmacogenomic testing service business for our revenues. Occasional fluctuations in the use of our testing services by our key clients will have a proportionately larger impact on our revenues and results of operations than for companies with a larger customer base.

Since we are still in the research and development phase for our diagnostic products, it will be difficult for us to forecast demand for these products with any degree of certainty. We cannot make any assurances that our revenue will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in revenue or earnings from levels expected by our stockholders or by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock in any given period.

Because we have a short operating history, there is a limited amount of information about us upon which you can evaluate our business and prospects.

Our operations began in September 1999 and we have a limited operating history upon which you can evaluate our business and prospects. Since our inception and through December 31, 2006, we have an accumulated deficit totaling $15,267,284 and at December 31, 2006, we had a stockholders’ deficit of $5,502,368. As of March 31, 2007, our accumulated deficit and stockholders’ deficit were $16,025,226 and $6,527,822, respectively.

In addition, as an early-stage company, we have limited experience and have not yet fully demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology area. For example, to execute our business plan, we will need to:

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execute product development activities using an unproven technology;

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continue to develop and maintain successful strategic relationships;

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manage our spending while costs and expenses increase as we expand our efforts to discover, and develop;

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commercialize diagnostic products based on our proprietary technologies; and

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gain regulatory and commercial acceptance of our products.

If we are unable to accomplish these or other core objectives, we may not be able to generate revenue or profit, raise capital, develop product candidates or expand our business.

Our inability to generate sufficient cash from operations or our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize new product candidates and technologies.

We currently anticipate that our cash and cash equivalents, together with proceeds from this offering, and revenues generated from our pharmacogenomic testing services business will be sufficient to fund our operations for at least the next 12 months. Our current monthly cash burn rate is approximately $480,000, which includes amounts included in cost of revenues, research and development expenses, and general and administrative expenses. We currently do not have any expected material research expenditures other than in our normal course of business.

In addition we expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, research and development activities and establish testing facilities and/or offices in certain European and Asian countries. As we expand our business over the next several years, the increases in capital outlays and operating expenses are based on the items described in the “Use of Proceeds” section of this prospectus. Therefore, we may require additional funding sooner than anticipated.

For example, in 2006 and in prior years, we have incurred significant costs in connection with the research and development of our technologies and we expect to incur significant costs in the development of diagnostic tests and our pharmacogenomics database. We expect our research and development expense levels to remain high for the foreseeable future as we seek to enhance our current technologies and develop new technologies and product candidates.

Our future funding requirements will depend on many factors, including but not limited to the following:

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The cost of expanding our laboratory operations both domestically and overseas;

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The cost of maintaining and expanding our current contractual arrangements with pharmaceutical companies;

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The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

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The rate of progress and cost of research and development activities associated with the development of diagnostic assays for the prediction of cancer recurrence and prediction of chemotherapy responses in cancer patients;

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The rate of progress and cost of research and development activities associated with developing a pharmacogenomics database to support our clients’ drug development efforts;

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The costs of meeting any necessary regulatory compliance guidelines, and the imposition of penalties for failure to comply with regulatory guidelines;

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The need to respond to technological changes and increased competition;

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The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

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The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

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Sales and marketing efforts to bring these new product candidates to market;

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Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

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Lack of demand for and market acceptance of our new product candidates and technologies.

We may have difficulty obtaining additional funding and any potential issuance by us of additional debt or equity securities could negatively impact our common stockholders and cause dilution.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities.

Our operating results are and will continue to be, for the foreseeable future, substantially dependent upon a few of our key clients and any deterioration of our relationship with these clients could adversely affect our operating results.

Our operating results are substantially dependent upon a few of our key clients and will continue to be so for the foreseeable future. For instance in the year ended December 31, 2005, two of our clients, Taiho Pharmaceuticals and Eli Lilly and Company accounted for approximately 90% of our revenue. For the year ended December 31, 2006, two of our clients, Taiho and GSK accounted for approximately 85% of our revenue. These two clients also accounted for 68% and 85% of our revenue during the three months ended March 31, 2006 and 2007, respectively. If our relationship with any of these key clients were to deteriorate or if we are not able to secure new clients if we lose a key client, our business and results of operations could be adversely affected.

Although we believe that we have a good relationship with our current key clients, we cannot assure you that they will not terminate their respective contracts or renew them beyond their current terms or that if they extend the current terms of their respective contracts, they will do so on terms favorable to us. If they do not renew or extend their respective contracts with us, our business and operating results may be adversely affected and this may negatively impact our reputation and our ability to service other clients and replace the lost clients.

We are expanding our current business into new areas which may never lead to revenues or profitability.

Currently, we are primarily a service company. We derive our current revenues principally from our pharmacogenomic testing services business, providing pharmacogenomic information to pharmaceutical clients, using our technology from patient specimens provided by them. In the coming years, we will be increasing our efforts on research and development of diagnostic products using our technologies, an area in which we have relatively limited experience. Consequently, this expansion increases the risks associated with the ownership of our common stock. No assurance can be given that our efforts will result in any commercialized product candidates or that revenues or profits will be generated from sales of such product candidates.

Risks Related to Our Intellectual Property

The rights we rely upon to protect our intellectual property underlying our product candidates may not be adequate, which could enable third parties to use our technology and would reduce our ability to compete in the market.

Our ability to execute our business plan will depend in part on our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets and know-how. In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the intellectual property underlying our services and product candidates. If they do not protect our rights, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, although our license agreement with USC upon which our principal services and product candidates are based relates to an issued U.S. patent, the corresponding foreign applications are still pending. These applications, plus our other patent applications, may continue to be pending for several years, and may not result in the issuance of patents. Further, we cannot assure you that applied-for patents will be granted, if at all, in a manner that preserves the scope of the original application. Nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products, particularly in foreign countries where laws may not protect patent rights as fully as in the United States. For example, issued patents may be circumvented, challenged and declared invalid. In addition, employees, consultants and others who participate in the development of our product candidates may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. Further, we may not be able to effectively protect our intellectual property rights in some foreign countries. Moreover, our trade secrets and know-how may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and product candidates without infringing on any of our intellectual property rights or design around our proprietary technologies, any of which could harm our business.

As we expand our business into production of diagnostic tests and build up our microarray database, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and could divert management’s attention from other business concerns. We may also provoke these third parties to assert claims against us. The law relating to the scope of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. During the course of these suits, there may be public announcements of the results of litigation. If securities analysts or investors perceive any of these results to be negative, it could cause our stock price to decline.

We may not be able to obtain adequate patent protection for new technologies and methods required for achieving our business objectives.

Our patent position involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in the genomics technology field are still evolving. Therefore, the degree of exclusivity that future patent protection may provide for our proprietary technologies in this field is uncertain. Likewise, legal standards relating to validity of claims to new methods of using known drugs are still evolving. Hence, the likelihood of patenting potential new therapeutic uses of drug repositioning candidates also is uncertain.

Specific risks and uncertainties that we face in the area of patent exclusivity include:

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the pending patent applications we have filed, or to which we have licensed rights, may not result in issued patents or may take longer than we expect to result in issued patents;

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the claims of any patents which are issued on our pending applications may not provide commercially meaningful protection or value;

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the patents licensed or issued to us may not provide adequate exclusivity for all aspects of our proprietary genomics technology;

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other companies may challenge patents issued or licensed to us; and

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we may not be able to obtain adequate patent protection for commercialization of a potential new use of a repositioned (previously FDA approved for a different indication) drug candidate.

Our product candidates could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we do not prevail, could also cause us to pay substantial damages and prohibit us from selling our services and product candidates.

Although we believe that our proprietary rights do not infringe on the intellectual property rights of others, third parties may assert infringement or other intellectual property related claims against us. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party’s proprietary rights. Further, we may be prohibited from selling some of our product candidates before we obtain additional licenses, which, if available at all, may require us to pay substantial royalties. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns. Any public announcements  related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed and our stock price to decline.

Our rights to use technologies licensed from third parties are not within our control and we may not be able to sell our product candidates if we lose our existing rights or cannot obtain new rights on reasonable terms.

We license from third parties technology necessary to develop some of our product candidates. For example, we license technology from Roche that we use to analyze genes for possible inclusion in our tests and that we use in our laboratory to conduct our tests. In return for the use of a third party’s technology, we have agreed and may agree in the future to pay the licensor royalties based on sales of our product candidates. Royalties are a component of cost of revenue and impact the margin on our revenues. We may need to license other technology to commercialize future product candidates. Our business may suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or if we are unable to enter into necessary licenses on acceptable terms.

We have licensed RGI-1, our method of extracting RNA, from USC. We have worldwide exclusive rights to that technology, but these exclusive rights will terminate upon the expiration of the licensed issued patent relating to the technology or final determination that the technology is not patentable for patents that are pending globally. Additionally, our exclusive rights may be terminated upon 60 days notice from USC if we breach the terms of the license agreement and fail to cure the breach, or immediately upon notice from USC if we fail to maintain the insurance coverage required by our license or, under certain circumstances, we have a bankruptcy petition filed by or against us. Under the agreement with USC, we are required to maintain a comprehensive general liability insurance policy in single limit coverage of not less than $1,000,000 per incident, a $1,000,000 annual aggregate for death, bodily injury or illness, and a $200,000 annual aggregate in property damage. We would be required to obtain additional insurance coverage if we or any sublicensee of ours began using the technology in human clinical trials, administering the technology or any products developed using the technology to humans or manufacturing or distributing it for non-clinical human use. No assurances can be given that we will be able to secure or maintain such insurance.

Termination of our agreements with USC could result in losing access to our RGI-1 extraction method and could delay or suspend our overall commercialization efforts. The failure to maintain the right to license such technology could require us to cease providing product candidates or services utilizing such licensed technology, and therefore, would result in a material adverse effect on our business.

Risks Related to Development, Clinical Testing and Regulatory Approval of
Our Services and Product Candidates

Any failure to obtain regulatory approval or comply with conditions of regulatory requirements could negatively affect our intended rollout of services and product candidates or continued operations.

The loss of or any significant failure to obtain regulatory approvals or comply with any applicable regulatory requirements for the clinical processing laboratories in which our technologies are performed could result in our being unable to provide those services during the period in which they have not been certified or authorized to provide those services. Such laboratories may be required to maintain current certification under the Clinical Laboratory Improvement Amendments of 1988 (CLIA), a federal law that regulates clinical laboratories that perform testing on human specimens for the purpose of providing information for the diagnosis, prevention or treatment of disease. Certain states impose regulations on clinical laboratories located in state in addition to CLIA or impose regulations on laboratories out of state that conduct tests on their residents.

We are applying for certification under CLIA. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The testing services that we currently provide are not subject to CLIA or require a license in California because the test results are not used for the diagnosis, prevention, or treatment of any disease or condition or to assess the health of individual patients. They are used for research use only. We anticipate, however, that in the future, our test results will be used to support our clients’ new drug applications and other marketing applications and perhaps to identify patients who will benefit from a particular therapy once it is approved by the FDA. We anticipate that most if not all of the tests that we will perform in our laboratories will be considered high complexity tests, for which CLIA certification and state licensure will be required. We filed the application for CLIA certification on September 5, 2006. Once we receive this certification, we will be subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our laboratory.

We also applied for, and received, a license to conduct clinical testing in California. California laws establish standards for day-to-day operation of our clinical laboratory, including the training and skills required of personnel and quality control. Other states have similar requirements or may adopt similar requirements in the future. Finally, we will be subject to regulation in foreign jurisdictions as we seek to expand distribution of our tests internationally, including in Europe and Asia.

New product development involves a lengthy, expensive and complex process and we currently have no validated or approved diagnostic candidates. We may be unable to develop or commercialize any of the product candidates we are currently researching. Moreover, even if we develop such candidates, they may be subject to significant regulatory review, approval and other government regulations.

We are currently conducting research and development on the application of our technologies to predict recurrence and the therapeutic benefit of chemotherapy in colon, prostate, lung and other cancers. There can be no assurance that our technologies will be capable of reliably predicting the recurrence of these cancers, with the sensitivity and specificity necessary to be clinically and commercially useful for the treatment of these and other cancers, or the therapeutic benefit of specific chemotherapies, or that we can develop and commercialize those technologies at all. New product development involves a lengthy, expensive and complex process and, although we have generated preliminary predictive gene sets, we currently have no fully validated diagnostic candidates. In addition, before we can develop diagnostic tests for new cancers and commercialize any new product candidates, we will need to:

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conduct substantial research and development;

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conduct validation studies;

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expend significant funds;

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develop and scale-up our laboratory processes; and

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obtain regulatory approval and acceptance of our product candidates.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

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failure of the product at the research or development stage;

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difficulty in accessing archival tissue specimens, especially tissue specimens from patients with known clinical outcomes; and

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lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates. In addition, as we develop product candidates, we will have to make significant investments in product development, marketing and selling resources.

Complying with numerous laws and regulations pertaining to our expanding business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

Once we develop diagnostic tests, we may be subject to other regulation by both the federal government and the states in which we conduct our business, including:

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the Medicare billing and payment regulations applicable to clinical laboratories;

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the federal Medicare and Medicaid Anti-kickback Law, and state anti-kickback prohibitions;

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the federal physician self-referral prohibition commonly known as the Stark Law and the state equivalents;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA;

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the various state laws governing patient privacy;

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the Medicare civil money penalty and exclusion requirements; and

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the federal civil and criminal False Claims Act.

The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we prevail, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines. We could also be required to refund any improperly received payments, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

Federal and state legislation and regulation affecting the healthcare industry could severely restrict our ability to operate our business.

We may become subject to federal and state legislation and regulation affecting the healthcare industry. Existing and new laws and regulations applicable to the healthcare industry could harm our ability to operate our business. The federal and state governments extensively regulate the confidentiality of patient medical information and the release of patient records. Additional legislation related to the privacy of medical information may be proposed at both the state and federal level. It may be expensive to implement security or other measures designed to comply with existing or any new legislation to which we become subject.

If any of our product candidates or services become subject to FDA review and approval, we believe that complying with those requirements would be time consuming, burdensome and expensive and could delay our introduction of such new products or services. We do believe that our current services are not subject to FDA regulation. We may, however, expand our services or develop product candidates that subject us to FDA regulation or the FDA or the United States Congress may increase the reach of the FDA’s regulations to our current product candidates and services. We have no experience in complying with FDA regulations.

A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others to acquire, arrange for or recommend the products or services that are paid for under a government healthcare program by third party and other payors. Another federal law, the Ethics in Patient Referral Act of 1989, as amended by the Omnibus Budget and Reconciliation Act of 1993, commonly known as the Stark Law, prohibits physicians from referring Medicare and Medicaid patients for designated health services to entities with which they have a financial relationship, unless that relationship qualifies for an explicit exception to the referral ban. Many states have also adopted “self-referral” and anti-kickback prohibitions similar in many respects to the Stark law, and such laws may apply to laboratory tests. The application and interpretation of these laws are complex and difficult to predict and could constrain our financial and marketing relationships. Violations of these laws could lead to exclusion from healthcare programs, significant civil monetary penalties or even criminal prosecution.

Ethical and other concerns surrounding the use of genetic information may adversely affect demand for any of our proposed product candidates.

Although our technology looks at specific genetic information of tumor tissue and not of an entire human being, genetic profiling has raised ethical issues regarding confidentiality and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on, or regulation of the use of, genetic testing. Such a scenario could reduce the potential markets for our product candidates, which could materially affect our revenue stream and business.

Changes in healthcare policy could subject us to additional regulatory requirements that may interrupt possible commercialization of our proposed products and increase our costs.

Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments. We developed our commercialization strategy for our technology based on existing healthcare policies. Changes in healthcare policy, such as the creation of broad limits for diagnostic products in general, could substantially interrupt the sales of future diagnostic tests, increase costs and divert management’s attention. We cannot predict what changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

Risks Related to Competition and Commercialization of Our Product Candidates

We are subject to intense scientific and commercial competition, which may impair our ability to commercialize our services and product candidates and gain needed market share.

We provide services in a segment of the healthcare industry that is highly fragmented and extremely competitive. Any failure to respond to technological advances and emerging industry standards could impair our ability to attract and retain clients. This industry is characterized by rapid technological change. Our actual and potential competitors in the United States and abroad may include major pharmaceutical, biotechnology, genomic and diagnostic companies such as Genomic Health, Inc. and Clinical Data, Inc., large clinical laboratories, universities and other research institutions. Many of our potential competitors have considerably greater financial, technical, marketing, research and other resources than we do, which may allow these competitors to discover important information and technology before we do. It is anticipated that competition will continue to increase due to such factors as the perceived potential for commercial applications of biotechnology and the continued availability of investment capital and government funding for cancer-related research. Our competitors may succeed in developing diagnostic products that circumvent our technologies or product candidates. Also, our competitors may succeed in developing technologies or products that are more effective than those that will be developed by us or that would render our technology or product candidates less competitive or obsolete. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.

In addition, we are developing our services and product candidates to impact certain methods for treating cancer. If those methods change, it is likely that the demand for our services and product candidates would significantly decline or cease altogether. The development of new or superior competing technologies or products, or a change in the methodology of treating cancer, could affect our competitive position and harm our business.

Additionally, several development-stage companies are currently making or developing product candidates that compete with or will compete with our potential products. Competitors may succeed in developing, obtaining approval from the FDA or marketing technologies or products that are more effective or commercially attractive than our potential products or that render our technologies and current or potential products obsolete. Competitors may also develop proprietary positions that may prevent us from commercializing product candidates.

If we are unable to develop product candidates to keep pace with rapid medical and scientific change, our operating results and competitive position would be harmed.

In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer. For advanced cancer, new chemotherapeutic strategies are being developed that may increase survival time and reduce toxic side effects. These advances require us continuously to develop new product candidates and enhance existing product candidates to keep pace with evolving standards of care. Diagnostic tests that we may develop could become obsolete unless we continually innovate and expand our product to demonstrate recurrence and treatment benefit in patients treated with new therapies. New treatment therapies typically have only a few years of clinical data associated with them, which limits our ability to perform clinical studies and correlate sets of genes to a new treatment’s effectiveness. If we are unable to demonstrate the applicability of our proposed tests to new treatments, then any sales of our tests could decline, which would harm our revenues.

If we are unable to develop new and enhanced product candidates that achieve widespread market acceptance, we may be unable to recoup product development costs, and our earnings and revenue may decline.

Our future ability to operate depends on our ability to broadly market existing technologies and pharmacogenomic testing services, and to develop and introduce new service and product candidates. We expect to commit substantial resources to developing new services and product candidates, as well as to continue marketing the existing services. If the market for these services and products does not develop as anticipated, or demand for our current service and product offerings does not grow or grows more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

If we are unable to support demand for our pharmacogenomic testing services or product candidates, our business may suffer.

We need to meet the market demand including expansion into major healthcare markets outside of the United States for our pharmacogenomic testing services or diagnostic tests in support of the pharmaceutical company clinical trials. If demand for testing services increases, we will be required to implement increases in scale and related processing, client service, billing and systems process improvements, and to expand our internal quality assurance program to support testing on a larger scale. As we expand into the development and commercialization of diagnostic tests, we will also need additional certified laboratory scientists and other scientific and technical personnel. We cannot assure you that any increases in scale, related improvements and quality assurance will be implemented or that appropriate personnel will be available. Failure to implement necessary procedures or to hire the necessary personnel could result in higher cost of processing or an inability to meet market demand. There can be no assurance that we will be able to perform tests on a timely basis at a level consistent with demand. In addition, if we encounter difficulty meeting market demand for our testing services or diagnostic tests, our reputation could be harmed and our future prospects and our business could suffer.

Risks Related to Our Dependence on Third Parties

If we fail to maintain our strategic relationships with GSK, GSK Bio or Taiho or fail to establish or maintain other strategic relationships we may be unable to sustain or grow our business.

We depend upon our strategic relationships including our clients GSK, GSK Bio and Taiho to achieve market penetration of our services and product candidates, extend the reach of our services and product candidates to a larger number of participants in the healthcare industry, deploy new services and products and generate additional revenue. As an early-stage company, we have limited experience in establishing and maintaining strategic relationships with healthcare industry participants. Entering into, or sustaining strategic relationships will be made more difficult if any of the following situations occur:

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current or potential strategic collaborators may decide to compete with us in some or all of our markets;

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potential strategic collaborators may refuse to establish relationships with us if we have entered into relationships with their competitors; or

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potential strategic collaborators may be reluctant to work with us until our services and product candidates have obtained widespread market acceptance.

Additionally, GSK, GSK Bio or Taiho may seek to terminate their respective agreements with us under the following circumstances.

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GSK has the right to terminate their agreement with us or any particular study to be performed under the agreement, with or without cause, upon prior written notice to us. Either party may terminate the agreement upon written notice, for uncured material breach or for cause, as defined under the agreement.

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GSK Bio has the right to terminate their agreement with us at any time, upon prior written notice to us. Either party may terminate the agreement: for uncured material breach; if the other party enters into bankruptcy or similar proceedings; or if the other party is unable to perform its obligations under the agreement for a period of more than three months due to force majeure.

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With regard to our agreement with Taiho, either party has the right to terminate the agreement in the event of an uncured material breach by the other party, upon prior written notice; or for cause, as defined under the agreement. Since we do not hold a patent for RGI-1 in Japan, we have agreed to negotiate to adjust Taiho’s fee obligations in the event that a third party obtains a patent for similar testing services in Japan and offers those services at a competitive rate. In the event that we cannot reach an agreement Taiho has the right to terminate the agreement upon fulfilling certain notice obligations. In addition, should Taiho terminate the agreement for cause, Taiho retains the right to have Dr. Peter Danenberg and/or Kathleen Danenberg provide the testing services in the same manner as we provide them under the agreement.

If we were to lose any one of our strategic relationships it could have a material impact on our ability to sustain or grow our business.

We rely on microarrays and other products supplied by Affymetrix to build the underlying pharmacogenomics data of our databases and to provide our pharmacogenomic testing services. If Affymetrix is unable or unwilling to supply us with the products and licenses, we may need to obtain alternative technologies.

Our continuing ability to build and update the gene expression data that are the foundation of our databases depends in part on the ability of Affymetrix to supply us with adequate quantities of microarrays and other products and to make available licenses of technologies to use such products. We also rely on Affymetrix microarrays to provide our pharmacogenomic testing services. Affymetrix provides us with microarrays, reagents, instrumentation and software under an agreement that was renewed on September 29, 2006. There is no assurance that we can renew that agreement in the future on terms comparable to, or as favorable to us as, the current agreement. If Affymetrix is unable or unwilling to supply us with the products and licenses we require on acceptable terms or if the microarrays are unavailable or defective or otherwise unreliable, we may incur additional database production costs and we may need to obtain alternative technologies. Alternative technologies may not be available to us, or may only be available to us on unfavorable terms. Restricted or curtailed access to such products could cause our  business to suffer by preventing or delaying our ability to provide our services or increasing the cost to generate additional content for our microarray databases.

We rely on certain suppliers for some of our laboratory instruments and may not be able to find replacements in the event our supplier no longer supplies that equipment.

We rely principally on three suppliers for certain of our laboratory instruments and reagents: Applied Biosystems, Roche and Affymetrix. We rely on instrumentation and reagents from Applied Biosystems to generate the vast majority of data for our research projects and our pharmaceutical company service contacts. We rely on Roche to provide the in vitro diagnostics instruments for our assay and reagents. We rely on Affymetrix to supply reagents and instrumentation necessary for research and development of differentially expressed gene sets that will be used in our diagnostic tests. If we were to lose any of these suppliers we would have to identify new suppliers with similar platform instrumentation, capable of supporting our technology. Even if we were to identify other suppliers, there is no guarantee that we would be able to transfer our technologies to a new platform with comparable results. Moreover, there can be no assurance that we will be able to enter into agreements with such suppliers on a timely basis on acceptable terms, if at all. The loss of any of these suppliers would have a material adverse effect on us.

We rely on third parties for tissue specimens and other materials to obtain pharmacogenomic information. If we are unable to obtain the rights to the pharmacogenomic information, our ability to develop and commercialize a bioinformatics database of pharmacogenomic information will be significantly limited or delayed.

Under standard clinical practice in the United States, tumor biopsies removed from patients are formalin fixed and embedded in paraffin wax and stored. One of our goals is to develop a bioinformatics database of pharmacogenomic information, which relies on our ability to secure access to these archived tumor biopsy specimens, as well as information pertaining to their associated clinical outcomes. We currently obtain archived tumor biopsy specimens from about a dozen clinicians from various universities around the world for our research and development activities, but do not have the rights to the pharmacogenomic information from these specimens. While we intend to enter into written agreements with certain of these clinicians for the rights to the pharmacogenomic information, we currently have no such agreements in place with any of these clinicians or their affiliated universities. The process of negotiating rights to archived specimens is lengthy since it typically involves numerous parties and approval levels to resolve complex issues such as tissue ownership and usage rights, institutional review board approval, privacy rights, publication rights, intellectual property ownership and research parameters. If we are not able to negotiate rights to archived tumor tissue specimens with hospitals and collaborators, or if other laboratories or our competitors secure rights to these specimens before us, our ability to develop and commercialize a bioinformatics database of pharmacogenomic information will be significantly limited or delayed.

Risks Related to Our Operations

We depend on Kathleen Danenberg and other key scientific and managerial personnel for the implementation of our business plan, the loss of whom would impair our ability to compete.

Our success to date in developing our services has resulted primarily from the activities of researchers, including Kathleen Danenberg. Ms. Danenberg is our President, Chief Executive Officer and a director and is a leading researcher and authority in the area of gene expression quantification and paraffin extraction technology. She has developed the proprietary technology and know-how that are the basis for our services and product candidates. We have an employment agreement with Ms. Danenberg for a term of three years. In addition, we maintain key-person insurance on her in the amount of $7 million. Although we maintain key-person life insurance on Ms. Danenberg, her role in our company is sufficiently critical that the insurance would not adequately protect us in the event of her death or incapacity.

In addition to Ms. Danenberg, there are other members of our scientific team and senior management on whom our success depends. The loss of services of any of these persons could delay or reduce our product development and commercialization efforts. Furthermore, recruiting, retaining and integrating qualified scientific personnel to perform future research and development work will be critical to our ability to execute our business plan. There can be no assurance that we will be able to attract additional and retain existing personnel. The loss of the services of one or more of these key employees could harm our business.

Our ownership is concentrated among a small number of stockholders and if our principal stockholders, executive officers and directors choose to act together, they may be able to control our management and operations, which may prevent us from taking actions that may be favorable to you.

Our ownership is concentrated among a small number of stockholders, including Kathleen Danenberg, Tom DeMeester and the Smith and Serruya families. These principal stockholders, our executive officers, directors and principal stockholders, and entities affiliated with them, will beneficially own in the aggregate approximately 54% of our common stock following this offering. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. In addition, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

We have our United States operations at a single location and we have limited redundant systems, therefore our operations are vulnerable to loss or interruptions due to unforeseen events.

Our ability to execute our business plan depends on the efficient and uninterrupted operation of the processing and research and development laboratories, which are located in a single geographic area. The laboratory and our database and operational and administrative systems are vulnerable to interruption or loss from fire, flood, earthquake, power loss, telecommunications failure, break-ins, and similar events. Earthquakes are of particular significance since the existing facility is located in Los Angeles, California, an earthquake-prone area. We may not carry sufficient business interruption insurance to compensate us for losses that may occur. If our operations and research and development were curtailed or ceased, it would seriously harm our business.

In addition to maintaining our own laboratory, we intend to conduct our testing services for the pharmaceutical industry in multiple laboratories in Europe and Asia and the success of our business depends on these laboratories maintaining the quality of operations and regulatory compliance.

Once we begin operating laboratories in Europe and in Asia we will be subject to the standards and requirements imposed by various regional regulatory agencies. We have no experience complying with the regulations imposed by these agencies. We rely on third parties that offer regulatory compliance, consulting and strategies to the pharmaceutical and biotech industry to assist us with regulatory compliance globally. Should our regulatory consultants fail to provide us with the necessary support to meet and maintain regulatory compliance in our various global locations we would be incapable of continuing our business operations in these locations. We would need to engage a new regulatory consulting firm. There is no guarantee that we would be able to engage such a firm in a timely fashion, on terms acceptable to us, or at all.

We are, and expect to continue to be, subject to risks associated with international business activities that could harm our financial condition and results of operations.

We have an existing contract with Taiho, a Japanese pharmaceutical company, for whom we analyze approximately 3,000 patient specimens per year for gene expression from FFPE specimens. We also have an ongoing relationship with GSK, a United Kingdom based company. Although we intend to continue our pharmacogenomic testing services business in the United States, we believe that an increasing amount of our future revenue will come from international sales as we expand our testing services business outside of the United States. The success of our international business activities depends upon a number of factors beyond our control.

International sales are subject to a number of other risks, including:

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reduced protection for intellectual property rights in some countries;

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export restrictions, trade regulations and foreign tax laws;

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fluctuating foreign currency exchange rates;

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foreign certification and regulatory requirements;

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lengthy payment cycles and difficulty in collecting accounts receivable;

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customs clearance and shipping delays; and

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political and economic instability.

Failure in our information technology and storage systems could significantly increase turnaround time, otherwise disrupt our operations, or lead to increased competition by other providers of laboratory services, all of which could reduce our client base and result in lost net revenues.

Information systems are used extensively in virtually all aspects of our business, including laboratory testing, billing, client service, logistics and management of medical data. We have implemented an internally developed software database system that is used to perform tracking, evaluation, and reporting of laboratory specimens as they are analyzed. We also make use of commercial software applications that allow biostatistical analysis of data generated from chip array studies. These systems will also be used in the facilities we expect to develop overseas to ensure that results from sample processing are consistent from location to location. Our ability to execute our business plan depends, in part, on the continued and uninterrupted performance of our information technology systems, or IT systems. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data for our pharmaceutical company clients and process other testing orders and deliver results in a timely manner could adversely affect our reputation and result in a loss of clients and net revenues. We are also required to maintain a repository of archive residual specimens and RNA/DNA extracted from these specimens for our pharmaceutical clients for various periods of time specified in our contracts. This requires special storage equipment. Specimen storage equipment consists of lockable cabinets that are catalogued for the storage of paraffin–embedded specimens for our clients. Our database provides locator information in order to retrieve these archived specimens as needed. In addition, we maintain freezers to store frozen tissue specimens. These freezers are monitored via computerized probes on a continuous basis to ensure that temperatures are maintained at levels necessary to keep these specimens frozen. As we seek to expand globally, similar storage systems will be developed at our facilities as necessary to safeguard tissue specimens. Any failure in these storage equipment systems could prevent us from fulfilling these contracts and adversely affect our business, our reputation and result in a loss of clients and net revenues.

As a public company, we must implement additional and expensive finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

We currently are a company with limited resources, and even following this offering, we intend to spend most of our resources on research, development and other operational expenses. However, as a public reporting company, we will incur significant additional costs, which will be material to us and will affect our results of operations. In order to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, we may be required to expand disclosures, accelerate our financial reporting requirements and comply with more complex accounting rules. For instance, compliance with Section 404 of the Sarbanes-Oxley Act and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our first Form 10-KSB for which compliance is required, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline. In addition, we could be delisted from the Nasdaq Capital Market.

If we are able to implement our business strategy, we may grow quickly and substantially. As we continue our research and development of diagnostic tests, our global expansion of our testing services business, and our development and commercialization of pharmacogenomics database we will develop the need for more laboratory space and office space in the United States and in other areas of the world like Europe, China, Japan, and India. As a result, we will need to enhance and establish our finance and accounting systems, and implement additional procedures and controls as we execute our business strategy. This will lead to an increase in our costs and require additional management resources. There can be no assurance that we will be able to raise additional funds or retain additional management resources on terms acceptable to us or at all, which could have a material effect on our business.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of human diagnostic products. Our product liability insurance is included as part of our professional and general liability coverage and cover us up to $6,000,000 annually in potential liability. We believe we carry an adequate amount of product liability insurance, but there can be no assurance that the insurance we carry will provide us with adequate coverage against all potential liabilities. A product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves and could harm our business. In addition, an injunction against one of our product candidates could harm our business.

Once we develop diagnostic tests, the marketing, sale and use of our tests could lead to the filing of product liability claims if someone were to allege that our product failed to perform as it was designed. We may also be subject to liability for errors in the information we provide to clients or for a misunderstanding of, or inappropriate reliance upon, the information we provide. A product liability claim could result in substantial damages and be costly and time consuming for us to defend. We cannot provide assurance that our product liability insurance would protect us from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause injury to our reputation, result in the recall of our product candidates, or cause current collaborators to terminate existing agreements and potential collaborators to seek other partners, any of which could impact our results of operations.

Our activities involve hazardous materials and may subject us to environmental liability.

Certain activities of our businesses involve the controlled use of limited quantities of hazardous and radioactive materials and may generate biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or we otherwise fail to comply with applicable regulations, we could lose our permits and/or approvals or be held liable for damages or penalized with fines.

We maintain $1,000,000 annually of bound hazardous waste insurance. While we believe this is a reasonable amount of hazardous waste insurance, there can be no assurance that the insurance we carry will provide us with adequate coverage against all potential liabilities.

We believe that we comply in all material respects with currently applicable environmental laws and regulations and do not expect near term material additional capital expenditures for environmental control facilities. However, we may have to incur significant costs in the future to comply with environmental laws and regulations.

Risks Related to Our Common Stock and This Offering

We may have offered and issued shares in contravention of Canadian securities law, and we and our officers and directors may be subject to fines and other sanctions under Canadian law.

It has recently come to our attention that we may have inadvertently violated Canadian securities law when we offered and issued shares of our Series B Convertible Preferred Stock in 2000 to approximately 10 individuals resident in Ontario, Canada at the time who did not qualify for an exemption under the Securities Act (Ontario) R.S.O. 1990 C.S.5. These individuals invested an aggregate of approximately $365,000 with us.

As a precaution, we have decided to report these potential violations to the Ontario Securities Commission (“OSC”). We consulted Canadian counsel on this matter and were informed that if the OSC finds that we or our officers or directors have violated Ontario securities law, the OSC may impose a monetary penalty on us and/or our its officers or directors. We believe that any monetary penalty imposed is unlikely to have a material effect on our company or our results of operations, although no assurances can be given of this.

Canadian counsel also informed us that the OSC may impose non-monetary sanctions on us and/or our officers or directors. These penalties may include ordering us to cease trading securities in Ontario permanently or for a specified period and/or ordering one or more of our officers or directors to resign their position with us. We believe that any non-monetary penalty imposed is unlikely to have a material adverse effect on our company or our results of operations. However, there can be assurance that any monetary or non-monetary penalty ultimately imposed by the OSC will not have such an effect or otherwise cause damage to us or our officers and directors.

Our operating results may fluctuate, which could cause our stock price to decrease.

Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results and our share price may fluctuate from period to period due to a variety of factors, including:

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demand by the healthcare industry for pharmacogenomic testing services and diagnostic products;

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reimbursement decisions by third-party payors and announcements of those decisions;

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the inclusion or exclusion of our product candidates/services in large clinical trials conducted by others;

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new or less expensive services and products or new technology introduced or offered by our competitors or us;

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the level of our development activity conducted for new products, and our ability to commercialize these developments;

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the level of our spending on our commercialization efforts, licensing and acquisition initiatives, clinical trials, and internal research and development;

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changes in the U.S. and foreign regulatory environment, including any announcement from the FDA or foreign regulatory bodies regarding their decisions in regulating our activities;

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changes in recommendations of securities analysts or lack of analyst coverage;

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failure to meet analyst expectations regarding our operating results;

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additions or departures of key personnel; and

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general market conditions.

Variations in the timing of our future revenues and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses. In addition, the Nasdaq Capital Market in general, and the market for healthcare companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the initial offering price.

Prior to this offering, there has not been a public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained following this offering. You may not be able to sell your shares quickly or at or above the initial offering price if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See “Underwriting” for more information regarding the factors that will be considered in determining the initial public offering price.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $5.57 (or 74%) in net tangible book value per share from the price you paid, based on the assumed initial public offering price of $7.50 per share. The exercise of outstanding options will result in further dilution of your investment. In addition, if we raise funds by issuing additional shares, the newly issued shares may further dilute your ownership interest.

We may allocate net proceeds from this offering in ways with which you may not agree.

Our management will have broad discretion in using the proceeds from this offering and may use the proceeds in ways with which you may disagree. We are not required to allocate the net proceeds from this offering to any specific investment or transaction, therefore you cannot determine at this time the value or propriety of our application of the proceeds. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment. As a result, you and other stockholders may not agree with our decisions.

Future sales of shares by our stockholders could cause the market price of our common stock to drop significantly, even if our business is performing.

After this offering (and assuming conversion of all convertible preferred stock, including accrued and unpaid dividends, and notes payable, including accrued and unpaid interest, as of March 31, 2007), we will have outstanding 10,141,986 shares of common stock. This includes the 3,000,000 shares we are selling in this offering, which may be resold in the public market immediately. The remaining 7,141,986 shares will become available for resale in the public market as shown in the chart below.

Number of Restricted Shares/% of Total Shares Outstanding Before Offering	Date of Availability for Resale into the Public Market

480,348/7%

 Will be eligible for sale upon the date of this prospectus under SEC Rule 144(k), with one unaffiliated Series B stockholder holding 169,981 of such 480,348 shares, and the remaining shares held by 17 other unaffiliated Series B stockholders.

1,194,242/17%	180 days after the date of this prospectus due to the release of the lock-up agreement these stockholders have with the underwriters.

586,048/8%	Non-affiliate shares will be eligible for sale following 365 days from the date of this prospectus.

4,881,348/68%	Affiliate shares will be eligible for sale, from time to time, following 365 days from the date of this prospectus.

 The share numbers indicated above are subject to increase through the consummation of this offering based on additional accrued dividends on our currently outstanding Series B preferred stock.

At any time and without public notice, the underwriters may in their sole discretion release all or some of the securities subject to the lock-up agreements. As shares saleable under Rule 144(k) are sold after the consummation of this offering or as restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. This decline in our stock price could occur even if our business is otherwise doing well. For more detailed information, please see “Shares Eligible for Future Sale” and “Underwriting — Lock-up Agreements.”

If we cannot satisfy, or continue to satisfy the Nasdaq Capital Market’s listing requirements and other Nasdaq rules, including Nasdaq’s director independence requirements, our common stock could be delisted, which could negatively affect the price of our common stock and your ability to sell them.

We plan to utilize the phase-in provisions afforded new public companies under Rule 4350(a)(5) of the Nasdaq Marketplace Rules with respect to the director independence and independent committee requirements of the Nasdaq Capital Market. As a result, we will have 90 days from the date that our shares become listed on the Nasdaq Capital Market to have a majority of independent members on our board committees and we will have one year from the date of such listing to fully comply with the director independence and independent committee requirements to have a majority of independent directors and have fully independent board committees. Therefore, during such phase-in period, there will be times when we will not have a board of directors comprised of a majority of independent directors or fully independent board committees, which will leave us subject to the control of our existing affiliated directors. Moreover, if we are unable to comply with the director independence and independent committee requirements in the time period provided, we could be delisted from Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain Nasdaq rules, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. Even if we initially meet the listing requirements of the Nasdaq Capital Market and other applicable Nasdaq rules, we may not be able to continue to satisfy these requirements and rules. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our common stock could be subject to delisting. If our shares are delisted, trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called “pink sheets” or on the National Association of Securities Dealers, Inc.’s “electronic bulletin board.” As a consequence of any such delisting, our share price could be negatively affected and our stockholders would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our common stock.

Anti-takeover provisions in our charter, by-laws and Delaware law and change of control provisions in some of our employment agreements may discourage or prevent a change of control and may make it difficult for you to change our management and may also make a takeover difficult.

Our corporate documents and Delaware law contain provisions that limit the ability of stockholders to change our management and may also enable our management to resist a takeover. These provisions include limitations on persons authorized to call a special meeting of stockholders and advance notice procedures required for stockholders to make nominations of candidates for election as directors or to bring matters before an annual meeting of stockholders. These provisions might discourage, delay or prevent a change in control or in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and cause us to take other corporate actions. In addition, the existence of these provisions, together with Delaware law, might hinder or delay an attempted takeover other than through negotiations with our board of directors.

In addition, some of our employment agreements provide for accelerated vesting of benefits upon a change of control, which include full vesting of options and cash payments based on salary levels at the time of a change of control. These agreements could discourage or prevent a change in our executive management or a change of control of our company by our stockholders or third parties.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

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our research and development activities, including the expected timing, progress or success of our research and development;

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the advantages of our technologies pharmacogenomic testing services business and product candidates as compared to others and the expected benefits of our product candidates;

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our ability to obtain U.S. and/or foreign regulatory approval for any of our product candidates and the timing, costs and other limitations involved in obtaining such approvals;

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our ability to enter into and maintain any collaborations and client agreements with respect to our technologies or our product candidates and the terms of these agreements;

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our ability to market, commercialize and achieve market acceptance for any of our product candidates that we are developing or may develop in the future;

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our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

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our cash needs;

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our estimates for market sizes and anticipated uses of our product candidates;

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our estimates for future performance; and

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our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties and the forward-looking events and circumstances discussed in this prospectus may not transpire.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 3,000,000 shares of common stock in this offering will be approximately $18,750,000 assuming an initial public offering price of $7.50 per share, the mid-point of the price range shown on the cover of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable of $3,750,000 by us. If the underwriters exercise their over-allotment option in full, we estimate that we will receive additional net proceeds of approximately $3,105,000.

Our current estimate of the use of the net proceeds from this offering is as follows:

	Approximate Allocation of Net Proceeds	Approximate Percentage of Net Proceeds

Research and development(1)	$10,250,000	55%
Business expansion(2)	$6,500,000	35%
General corporate purposes, including working capital(3)	$2,000,000	10%
Total	$18,750,000	100%

——————

(1)

Research and development expenditures includes expenses incurred in connection with development of our own pharmacogenomic diagnostic tests.

(2)

Business expansion expenditures include establishing testing facilities and sales and marketing efforts in the United Kingdom, China, Japan and India, and potential related joint ventures, licensing or other strategic alliances for technologies or product candidates. In connection with establishing these facilities, we will need approximately $5,500,000 for start-up costs and equipment purchases. We do not anticipate the need to obtain additional sources of funds to establish these facilities.

(3)

We expect that general corporate and working capital expenditures will include, among other potential uses: (i) non-sales, non-marketing and non-R&D related personnel costs, including the costs of additional employees that we expect to add to our administrative staff following the consummation of this offering; (ii) the additional costs of being a public company including audit fees, legal fees and compliance with the Sarbanes-Oxley Act of 2002; and (iii) the remainder, if any, for general working capital.

The allocation of the net proceeds of the offering set forth above represents our estimates based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures and the establishment of testing facilities and/or offices in certain European and Asian countries.

Investors are cautioned, however, that expenditures may vary substantially from these estimates. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our research and development efforts, the timing of regulatory submissions, the amount of cash generated by our operations, the amount of competition we face and how successful we are with obtaining any required licenses and entering into collaboration arrangements. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

Circumstances that may give rise to a change in the use of proceeds include:

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the existence of other opportunities or the need to take advantage of changes in timing of our existing activities;

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the need or desire on our part to accelerate, increase or eliminate existing initiatives due to, among other things, changing market conditions and competitive developments; and/or

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if strategic opportunities of which we are not currently aware present themselves (including acquisitions, joint ventures, licensing and other similar transactions).

From time to time, we evaluate these and other factors and we anticipate continuing to make such evaluations to determine if the existing allocation of resources, including the proceeds of this offering, is being optimized. Pending such uses, we intend to invest the net proceeds of this offering in direct and guaranteed obligations of the United States, interest-bearing, investment-grade instruments or certificates of deposit.

DILUTION

Our historical net tangible book deficit as of March 31, 2007 was $6,527,822 or $2.39 per share of common stock, based on 2,726,320 shares of common stock outstanding as of March 31, 2007. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of shares of common stock outstanding. Before giving effect to this offering, our pro forma net tangible book value as of March 31, 2007 was approximately $861,394 or $0.12 per share of common stock, based on 7,141,986 shares of common stock outstanding after giving effect to the automatic conversion of: (i) all of our convertible preferred stock, including accrued but unpaid dividends, into 4,274,590 shares of common stock upon the closing of this offering, and (ii) all of our outstanding notes including accrued but unpaid interest into 141,076 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at March 31, 2007 before giving effect to this offering.

After giving effect to our sale of 3,000,000 shares of common stock in this offering, at an assumed initial public offering price of $7.50 per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been $19,611,394 or $1.93 per share. This represents an immediate increase in pro forma net tangible book value of $1.81 per share, or 1,508%, to existing stockholders and an immediate dilution of $5.57 per share, or 74%, to new investors. Dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards, after giving effect to the sale of 3,000,000 shares in this offering at an assumed public offering price of $7.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$7.50
Historical net tangible book deficit per share as of March 31, 2007	$(2.39)
Pro forma increase per share attributable to pro forma conversion of convertible preferred stock and issuance of shares of common stock in payment for cumulative but unpaid dividends on preferred stock	2.36
Pro forma increase for note conversion	0.15
Pro forma net tangible book value per share as of March 31, 2007, before this offering	0.12
Increase per share attributable to this offering	1.81
Pro forma as adjusted net tangible book value per share as of March 31, 2007, after this offering		1.93
Dilution per share to new investors in this offering		$5.57

If the underwriters exercise their overallotment option in full to purchase 450,000 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $2.14 per share, the increase in the pro forma as adjusted net tangible book value per share to existing stockholders would be $2.02 per share and the dilution to new investors purchasing common stock in this offering would be $5.36 per share.

The following table summarizes, on a pro forma basis as of March 31, 2007, after giving effect to this offering and assuming a public offering price of $7.50 per share, the total number of shares of common stock purchased from us and the total consideration and the average price per share paid by existing shareholders and by new investors, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders	7,141,986	70%	$19,265,727	46%	$2.70
New investors	3,000,000	30%	22,500,000	54%	7.50
Total	10,141,986	100%	$41,765,727	100%	$4.12

The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of March 31, 2007 and assumes no exercise of the underwriters’ overallotment option to purchase up to an additional 450,000 shares of common stock. If the underwriters’ overallotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 67% of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors will be increased to 3,450,000 or 33% of the total number of shares of common stock outstanding after this offering.

The information also assumes no exercise of any outstanding stock options. As March 31, 2007, there were 210,000 options outstanding at a weighted average exercise price of $10.79. To the extent that any of these options are exercised, there will be further dilution to new investors. If all of these options had been exercised as of March 31, 2007, net tangible book value per share after this offering would be $2.11 and total dilution per share to new investors would be $5.39. The above information also excludes 2,160,000 shares of common stock reserved for future grants under our 2006 Stock Option Plan, of which approximately 1,175,000 will be granted upon the date of this prospectus.

The dilution information above assumes conversion of all shares of outstanding preferred stock, including accrued but unpaid dividends, and notes payable and related interest as of March 31, 2007, which would result in 4,274,590 and 141,076 common shares, respectively. If the convertible preferred stock, including accrued but unpaid dividends, and notes payable, including accrued and unpaid interest, had been converted as of April 30, 2007, assuming an initial public offering price of $7.50 per share, 4,284,976 and 141,619 common shares, respectively, would have been issued upon conversion.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock or on our Series A Junior Convertible Preferred Stock. We have accrued dividends on our Series B Convertible Preferred Stock through March 31, 2007, which will continue to be accrued until the consummation of this offering. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business.

CAPITALIZATION

The following table describes our cash position and our capitalization as of March 31, 2007:

•

on an actual basis;

•

on a pro forma basis, after giving effect to: (i) the conversion upon the closing of this offering of all outstanding shares of our convertible preferred stock into 4,274,590 shares of common stock (as of March 31, 2007, which is subject to increase until the consummation of this offering), including accrued but unpaid dividends, assuming an initial public offering price of $7.50 per share and (ii) the conversion upon the closing of this offering of all outstanding notes including accrued but unpaid interest, into 141,076 shares of common stock (as of March 31, 2007, which is subject to increase until the consummation of this offering) assuming an initial public offering price of $7.50 per share.

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and the sale of the 3,000,000 shares of our common stock we are offering at an assumed initial public offering price of $7.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

All information in this table reflects a 0.8-for-1 reverse stock split of the outstanding shares of common stock to be effected on the date of this prospectus. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma as Adjusted

Cash and cash equivalents	$3,310,448	$3,310,448	$22,060,448

Notes payable to stockholders(1)	$1,058,076	—	—

Stockholders’ deficit:
Series B Convertible Preferred stock, $0.01 par value per share; 1,038,048 shares issued and outstanding, actual; no shares issued or outstanding pro forma	10,380	—	—
Series A Junior Convertible Preferred stock, $0.01 par value per share; 500,000 shares issued and outstanding, actual; no shares issued or outstanding, pro forma	5,000	—	—
Common stock, par value $0.01 per share; 50,000,000 shares authorized, actual, pro forma and pro forma as adjusted; 2,726,320 shares issued and outstanding, actual; 7,141,986 shares issued and outstanding, pro forma(2); 10,141,986 shares issued and outstanding, pro forma as adjusted	27,263	71,420	101,420
Additional paid-in capital	9,454,761	16,815,200	35,535,200
Accumulated deficit	(16,025,226)	(16,025,226)	(16,025,226)
Total capitalization	$(5,469,746)	$861,394	$19,611,394

——————

(1)

Includes $341,222 of accrued interest as of March 31, 2007.

(2)

The above noted outstanding common shares issued and outstanding on a pro forma basis reflects the conversion of all shares of outstanding preferred stock, including accrued but unpaid dividends, and notes payable, including accrued but unpaid interest, as of March 31, 2007. If the assumed conversion had been effected as of April 30, 2007, common shares issued and outstanding on a pro forma basis would have been 7,152,915 shares.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following selected consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	December 31, 2005	December 31, 2006	March 31, 2006	March 31, 2007

Revenue	$6,956,800	$6,017,025	$1,268,975	$1,619,760
Operating Expenses:
Cost of revenue	$1,787,897	$2,456,071	$393,900	$822,840
General and administrative	$2,227,470	$3,933,660	$918,139	$1,263,066
Research and development	$1,018,179	$1,261,981	$326,455	$320,422
Operating income (loss)	$1,923,254	$(1,634,687)	$(369,519)	$(786,568)
Net income (loss)	$1,938,049	$(1,357,643)	$(173,590)	$(757,942)

Net income (loss) per common share:
Basic	$0.37	$(0.84)	$(0.15)	$(0.36)
Diluted	$0.31	$(0.84)	$(0.15)	$(0.36)

Weighted average common shares outstanding:
Basic	2,726,320	2,726,320	2,726,320	2,726,320
Diluted	6,156,758	2,726,320	2,726,320	2,726,320

The following table presents balance sheet data as of March 31, 2007:

•

on an actual basis;

•

on a pro forma basis to give effect to:

•

the conversion of all of our outstanding shares of preferred stock, including accrued but unpaid dividends, into 4,274,590 shares of our common stock (as of March 31, 2007, which is subject to increase until the consummation of this offering) upon the closing of this offering assuming an initial public offering price of $7.50 per share; and

•

the conversion of all of our outstanding notes payable, including accrued but unpaid interest, into 141,076 shares of our common stock (as of March 31, 2007, which is subject to increase until the consummation of this offering) upon the closing of this offering, assuming an initial public offering price of $7.50 per share.

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and the sale of 3,000,000 shares of our common stock in this offering at an assumed price of $7.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•

reflects a 0.8-for-1 reverse stock split of the outstanding shares of common stock to be effected on the date of this prospectus.

As noted above, the pro forma information assumes automatic conversion of all shares of outstanding preferred stock, including accrued but unpaid dividends, and notes payable, including accrued but unpaid interest, as of March 31, 2007. Assuming an automatic conversion as of April 30, 2007, all shares of outstanding preferred stock, including accrued but unpaid dividends, and notes payable, including accrued by unpaid interest, would convert into 4,284,576 and 141,619 shares of common stock, respectively, assuming an initial public offering price of $7.50.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma as Adjusted

Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,310,448	$3,310,448	$22,060,448
Total assets	8,331,170	8,331,170	27,081,170
Notes payable to stockholders, including accrued interest	1,058,076	—	—
Accrued dividends on preferred stock	6,331,140	—	—
Convertible preferred stock	15,380	—	—
Total stockholders’ (deficit) equity	(6,527,822)	861,394	19,611,394

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview

Our goal is to provide cancer patients and their physicians with a means to make informed, individualized treatment decisions based on genetic analysis of tumor tissues. Our pharmacogenomic analysis of clinical trial specimens for the pharmaceutical industry may provide data that will lead to a better understanding of the molecular basis for response to specific drugs and, therefore lead to individualized treatment. We are focusing our efforts in the following areas:

•

Developing diagnostic tests for assessing the risk of cancer recurrence, prediction of chemotherapy response and tumor classification in cancer patients;

•

Expanding our pharmacogenomic testing services business and creating a standardized and integrated testing platform into the major markets of the healthcare industry including outside of the United States; and

•

Creating a bioinformatics database of pharmacogenomic information for sale to the healthcare industry.

We anticipate that, over the next 12 months, a substantial portion of our capital resources and efforts will be focused on research and development to bring to market a series of diagnostic tests for cancer patients, to establish a pharmacogenomics database that is of commercial value, to establish laboratories overseas in part, in collaboration with certain of our current pharmaceutical clients and for other general corporate purposes.

Research and development expenses represented 20% and 17% of our total operating expenses for each of the 12 months ended December 31, 2005 and December 31, 2006, respectively and 20% and 13% for the three months ended March 31, 2006 and 2007, respectively. Major components of the $1,261,981 in research and development expenses for the year ended December 31, 2006 included supplies and reagents for our microarray and RT-PCR research, personnel costs, occupancy costs, equipment warranties and service and sample procurement costs.

During fiscal 2006, we incurred approximately $825,000 in order to prepare for current and future business expansion in connection with our pharmacogenomic testing services business and research and development of diagnostic tests for assessing risk of cancer recurrence and tumor classification in cancer patients, including expenses related to consulting for CLIA certification and certain equipment purchases.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements.

Revenue Recognition

Revenues are derived from services provided to pharmaceutical companies and are recognized on a contract specific basis pursuant to the terms of the related agreements. Revenue is recognized in accordance with SEC staff Accounting Bulletin No. 104 Revenue Recognition, which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred and title and the risks and rewards of ownership have been transferred to the client or services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured.

Revenues are recorded on an accrual basis as the contractual obligations are completed and as a set of assays is processed through our laboratory under a specified contractual protocol. Certain contracts have minimum assay requirements that, if not met result in payments that are due upon the completion of the designated period. In these cases, revenues are recognized when the end of the specified contract period is reached.

On occasion, we may enter into a contract that requires the client to provide an advance payment for specimens that will be processed at a later date. In these cases, we record this advance as deferred revenue and recognize the revenue as the specimens are processed or at the end of the contract period, as appropriate.

We are subject to potentially significant variations in the timing of revenue recognized from period to period due to a variety of factors including: (1) the timing of when specimens are submitted to us for testing; and (2) the specific terms, such as minimum assay requirements in any given period, advance payment requirements, and term of agreement, as set forth in each contract we have with significant clients.

License Fees

We have licensed technology for the extraction of RNA and DNA from FFPE tumor specimens from USC in exchange for royalty fees on revenue generated by use of this technology. These royalties are calculated as a fixed percentage of revenue that we generate from use of the technology licensed from USC. Total license fees due under the royalty agreement to USC were $157,656 and $160,674 in the years ended December 31, 2005 and December 31, 2006, respectively and $34,051 and $14,296 for the three months ended March 31, 2006 and 2007, respectively. We also maintain a non-exclusive license to use Roche’s polymerase chain reaction (PCR), homogenous PCR, and reverse transcription PCR processes. We pay Roche a fixed percentage royalty fee for revenue that we generate through use of this technology. Royalties due under this agreement totaled $213,105 and $221,861 in the years ended December 31, 2005 and December 31, 2006, respectively and $45,968 and $19,527 for the three months ended March 31, 2006 and 2007, respectively. These royalties are recorded as a component of cost of revenues in the statements of operations.

We are subject to potentially significant variations in royalties recorded in any period. While the amount paid is based on a fixed percentage pursuant to terms set forth in the agreements with USC and Roche, the amount due is calculated based on the revenue we recognize using the respective licensed technology. As discussed above, this revenue can vary from period to period as it is dependent on the timing of the specimens submitted by our clients for testing.

Accounts Receivable

We invoice clients as specimens are processed and any other contractual obligations are met. Our contracts with clients typically require payment within 45 days of the date of invoice. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. We specifically analyze accounts receivable and historical bad debts, client credit, current economic trends and changes in client payment trends when evaluating the adequacy of the allowance for doubtful accounts. Account balances are charged-off against the allowance when it is probable the receivable will not be recovered. To date, our clients have primarily been large pharmaceutical companies. As a result, bad debts to date have been minimal.

Income Taxes

We estimate our tax liability through calculations we perform for the determination of our current tax liability, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our balance sheets. Our management then assesses the likelihood that deferred tax assets will be recovered in future periods through future operating results. To the extent that we cannot conclude that it is more likely than not that the benefit of such assets will be realized, we establish a valuation allowance to adjust the net carrying value of such assets. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income, based on management’s estimates and assumptions. These estimates and assumptions take into consideration future taxable income and ongoing feasible tax strategies in determining recoverability of such assets. Our valuation allowance is subject to significant change based on management’s estimates of future profitability and the ultimate realization of the deferred tax assets.

Results of Operations

Three Months Ended March 31, 2007 and March 31, 2006

Revenues. Revenues were $1,619,760 for the three months ended March 31, 2007, as compared to $1,268,975 for the comparable period in 2006, an increase of $350,784, or 28%. This growth was generated by revenue from our existing contracts and the initiation of fluorescent in situ hybridization, immunohistochemistry (or IHC) and bioinformatics services by us that commenced in the first quarter of 2007 (please see the Business “Additional Products” for details on these new product offerings). Revenue from fluorescent in situ hybridization, IHC and bioinformatics services provided by us totaled $201,064, $47,970 and $483,000, respectively, for the three month period ended March 31, 2007. For the three months ended March 31, 2007, two of our clients, GSK and Taiho accounted for approximately 85% of our revenue, as compared to approximately 68% of our revenue for the three months ended March 31, 2006.

Cost of revenues. Costs of revenue for the three month period ended March 31, 2007 was $822,840 as compared to $393,900 for the three month period ended March 31, 2006, an increase of 109%. The increase primarily resulted from an increased volume of work from our contracted customers, initiation of fluorescent in situ hybridization, IHC and bioinformatics services, and costs associated with depreciation of equipment purchased to support our laboratory functions. These increased costs include cost of revenue associated with our fluorescent in situ hybridization, IHC and bioinformatics services totaling $260,623. There was no cost associated with these activities for the three months ended March 31, 2006. In addition, cost of revenues increased as follows during the three months ended March 31, 2007: (i) a $119,275 increase in personnel related expenses to handle our increasing volume of work, (ii) a $40,597 increase in depreciation and other equipment related costs, and (iii) a $13,539 increase in laboratory supplies and reagents.

Research and Development Expenses. Research and development expenses were $320,422 for the three months ended March 31, 2007, as compared to $326,455 for the three month period ended March 31, 2006, a decrease of $6,033 or 2%. This decrease resulted primarily from a reduction in consulting and personnel costs of $36,864 and a reduction in research and development reagents used in our laboratories of $23,724, which was offset by an increase in the costs incurred in the development of microarray applications of $71,378 to broaden our product offerings. We expect research and development expenses to increase as we work to develop additional aspects of our technology and to study diagnostic indicators for various forms of cancer.

General and Administrative Expenses. General and administrative expenses totaled $1,263,066 for the three months ended March 31, 2007, as compared to $918,139 for the comparable period in 2006, an increase of $748,627, excluding a one-time bonus paid to our CEO during the three months ended March 31, 2006 of $403,700. This increase resulted primarily from an increase in legal fees of $267,482 in support of our business expansion and intellectual property activities and audit and accounting fees of $197,256. In addition, excluding a one-time bonus paid to our CEO in the three months ended March 31, 2006 of $403,700, our general and administrative personnel costs increased by $281,321 as we added additional staff to support our growth.

Interest Income. Interest income was $41,676 for the three months ended March 31, 2007, compared with $32,653 for the same period in 2006. This $9,023 increase was due to higher average cash balances and higher rates of return during the three months ended March 31, 2007.

Interest Expense. Interest expense was $12,250 for the three month period ended March 31, 2007 and $14,924 for the same period in the preceding year. This expense consists largely of a fixed amount on a loan from founders of our company. This loan and related accrued interest will be converted into common stock of the Company upon the consummation of this offering. Please see “Liquidity and Capital Resources” below for further discussion regarding this matter.

Income Taxes

As of March 31, 2007, we had net operating loss carryforwards for federal and state income tax purposes of $6,259,699 and $2,170,528, respectively. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in 2020. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to restrictions contained in the Internal Revenue Code that are applicable if we experience an “ownership change” that may occur, for example, as a result of this offering being aggregated with certain other sales of our stock before or after this offering. If not utilized, the state net operating loss carryforward will expire beginning in 2010. The annual limitation may result in the expiration of our net operating loss and tax credit carryforwards before they can be used.

As of March 31, 2006 and 2007, a full valuation allowance has been recorded for the deferred tax assets since we do not believe the recoverability of the deferred income tax assets in the near future is more likely then not. Accordingly, an income tax provision/benefit has not been recognized during the three month periods ended March 31, 2006 and 2007.

Year Ended December 31, 2006 and December 31, 2005

Revenues. Revenues were $6,017,025 for the twelve months ended December 31, 2006, as compared to $6,956,800 for the comparable period in 2005, a decrease of $939,775, or 13.5%. This decrease was primarily due to the expiration of the guaranteed revenue provision in our contract with Eli Lilly and Company which decreased our total revenue from Eli Lilly and Company by $2,894,400 and was partially offset by revenues from our contract with GSK of $2,374,800. The amount of revenue recorded in 2005 related to the guaranteed revenue provision in our contract with Eli Lilly and Company was approximately $2,700,000. Based on our existing contract with Eli Lilly and Company, we will continue to process specimens as they provide us specimens for testing; however this contract is no longer material to us in terms of the revenue we generate from it. In January 2006, we entered into a new contract with GSK which provided for a $2,000,000 upfront payment of which $600,000 was recognized in the current year. The contract also provides for minimum annual assay testing requirements over a period calculated each January through 2009. The timing of the recognition of these amounts is dependent upon when the client submits the specimens for testing. Additionally, revenues decreased by $481,000 in 2006 compared to 2005 related to our contract with Taiho primarily due to the fact that the levels of analysis as required by Tahio were less in 2006 than in 2005 and due to lower overall sample volume. For the twelve months ended December 31, 2006, two of our clients, Taiho and GSK accounted for approximately 85% of our revenue for such period. For the twelve months ended December 31, 2005, two of our clients, Taiho and Eli Lilly and Company, accounted for approximately 90% of our revenue for such period.

Cost of Revenues. Cost of revenues for the year ended December 31, 2006 were $2,456,071 as compared to $1,787,897 for the year ended December 31, 2005, an increase of $668,174 or 37.4%. The increase resulted from increased volume of work from our various clients and costs associated with increased depreciation related to new equipment purchased to process tumor specimens which we received for testing. The expiration of the guaranteed revenue provision in our contract with Eli Lilly and Company, as described above, did not have substantial cost of revenue associated with the revenue recognized due to significantly less samples provided to us by Eli Lilly and Company. The components of these increased costs include a $298,305 increase in additional personnel and personnel costs to support our laboratory function, a $160,118 increase in equipment depreciation, warranty, repair, software and computer costs related to our new equipment purchases, additional lab supplies and reagent costs of $44,020, additional royalty fees of $11,864, and an additional $135,895 in other direct expenses associated with the processing of our laboratory assays.

Research and Development Expenses. Research and development expenses were $1,261,981 for the year ended December 31, 2006, as compared to $1,018,179 for the year ended December 31, 2005, an increase of $243,802 or 23.9%. This increase resulted primarily from an increase in costs incurred in the development of microarray applications of $269,613 to augment our product platform, commencement of our research in fluorescent in situ hybridization with incremental costs of $7,895 offset by an incremental reduction in personnel costs associated with our research and development activities of $33,479. We expect research and development expenses to increase as we work to develop additional aspects of our technology and to study diagnostic indicators for various forms of cancer.

General and Administrative Expenses. General and administrative expenses totaled $3,933,660 for the year ended December 31, 2006, as compared to $2,227,470 for the comparable period in 2005, an increase of $1,706,190 or 76.6%. This increase resulted primarily from an increase in personnel and compensation costs of $1,095,799 to support our growth and development which includes bonuses to our CEO in the amount of $903,700 pursuant to a provision in our CEO’s employment agreement (see “Executive Compensation”), as well as compensation to executive staff members who joined the Company in the last quarter of 2006, an increase in legal fees of $165,087 in support of our business and intellectual property activities, an increase in accounting fees of $304,384 associated with our various business efforts, an increase in business travel expense of $56,655 in support of our international expansion activities, and increases in other general expense categories, offset by a $125,214 reduction in business consulting expense related to the assessment of our market potential and regulatory infrastructure. We expect general and administrative expenses to increase after this offering as a result of the need to hire additional administrative personnel and due to higher legal, accounting, compliance and related expenses associated with being a public company.

Interest Income. Interest income was $138,598 for the year ended December 31, 2006, compared with $71,068 for the same period in 2005. This $67,531 increase was due to higher average cash balances and higher rates of return during the year ended December 31, 2006.

Interest Expense. Interest expense was $57,537 for the one year period ended December 31, 2006 and $55,223 for the same period in the preceding year. This expense consists largely of a fixed amount on notes payable from our stockholders. The accrued interest related to these notes payable will be converted into shares of our common stock upon the closing of this offering. Refer to Liquidity and Capital Resources below for further discussion regarding this matter.

Other Income. During the year ended December 31, 2006, the Company entered into an agreement with a client which provided for the reimbursement of $179,000 for equipment to be used in connection with performing the testing services for this client. The Company recorded this reimbursement of the equipment purchase as other non-operating income during the year ended December 31, 2006. There was no such arrangement in the year ended December 31, 2005. Additionally, other income includes a gain on sale of property and equipment of $17,782.

Income Taxes

As of December 31, 2005 and December 31, 2006, a full valuation allowance has been recorded for the deferred tax assets since we do not believe the recoverability of the deferred income tax assets in the near future is more likely then not. Accordingly, an income tax provision/benefit has not been recognized during the years ended December 31, 2005 and 2006.

As of December 31, 2006, we had net operating loss carryforwards for federal and state income tax purposes of $6,259,699 and $2,170,528, respectively. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in 2020. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to restrictions contained in the Internal Revenue Code that are applicable if we experience an “ownership change” that may occur, for example, as a result of this offering being aggregated with certain other sales of our stock before or after this offering. If not utilized, the state net operating loss carryforward will expire beginning in 2010. The annual limitation may result in the expiration of our net operating loss and tax credit carryforwards before they can be used.

Liquidity and Capital Resources

Although we were profitable in 2005, we incurred net losses of $1,357,643 and $757,942 during the year ended December 31, 2006 and the three months ended March 31, 2007. Since our inception in September 1999, we have incurred cumulative losses and as of March 31, 2007, we had an accumulated deficit of approximately $16,025,226. We expect that our research and development, and general and administrative expenses will continue to increase and, as a result, we will need to generate significant revenues to achieve and maintain profitability.

Following is a summary of material agreements we have entered into during fiscal year 2006 and the expected impact these agreements will or have had on our liquidity and future realization of revenues.

•

In January 2006, we entered into an agreement with GSK pursuant to which we provide services in connection with profiling the expression of various genes from a range of human cancers. Under the agreement, we will provide GSK with testing services as described in individual protocols and GSK will pay us for such services based on the pricing schedule established for each particular protocol. GSK is obligated to make minimum annual payments to us under the agreement and also was obligated to make a non-refundable upfront payment to us, to be credited against, of which $600,000 was recognized in 2006 work undertaken pursuant to the agreement. In January 2006, we received an upfront payment of $2 million. The contract also provides for minimum annual assay testing requirements over a three year period ending January 2009. The minimum amount of revenue to be recognized during the term, which will expire in January 2009, will be $6,500,000. The timing of the recognition of these amounts is dependent upon when GSK submits the specimens for testing. During the year ended December 31, 2006 and the three months ended March 31, 2007, we recognized $2,374,800 and $1,037,433, respectively, of revenue under this agreement.

•

In December 2006, we entered into an agreement with GSK Bio pursuant to which we will provide testing services, principally in relation to profiling the expression of various genes from a range of human cancers. We will conduct the testing services on tissue specimens provided by GSK Bio. The agreement required that GSK Bio make an upfront payment of $2,620,000 which was received by us in December 2006. The agreement further specifies that GSK Bio will pay annual minimum payments in 2007, 2008 and 2009 and that the upfront payment made in December 2006 will be credited against the annual minimum payments in 2007 and 2008. The agreement also provides that any differences between the annual minimum payments made in 2007, 2008 or 2009 and the amounts due to us for testing services performed on specimens submitted by GSK Bio during the years the three years ended December 31, 2009 be credited towards services performed during the year ending December 31, 2010, the final year of the agreement. The minimum amount of revenue to be recognized during the term of this contract, which will expire in December 2010, is approximately $7,300,000. The timing of the recognition of these amounts is dependent upon when GSK submits the specimens for testing. We recognized $107,476 of revenue under this agreement during the three months ended March 31, 2007.

From our inception, we have funded our operations primarily through private sales of our equity securities, loans from our founders and revenue generated through our operations. Through December 31, 2006, we had received gross proceeds of $11,842,432 from the sale of preferred stock, $34,079 from the issuance of common stock to employees and directors and $716,854 from our founders’ loans. Upon the closing of this offering: (i) all of our outstanding shares of Series A Junior Convertible Preferred Stock will automatically convert into shares of common stock on a 1-for-5.2 basis, (ii) all of our outstanding shares of Series B Convertible Preferred Stock will automatically convert into shares of common stock on a one-for-one basis. The total accrued but unpaid dividends related to the Series B Convertible Preferred Stock at the date of conversion will convert into common stock based on the fair value of the common stock on that date, and (iii) the principal amount of our promissory notes to our stockholders (plus accrued but unpaid interest) will convert into shares of common stock at a fixed conversion price equal to the initial public offering price per share.

We expect to use our capital to fund research and development and to make capital expenditures to keep pace with the expansion of our research and development programs and to scale up our commercial operations, which we expect to fund in part with the proceeds of this offering. We expect that the remainder of the net proceeds from this offering and our existing cash and cash equivalents will be used to fund working capital and for capital expenditures and other general corporate purposes. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, such as the progress of our product development, regulatory requirements, commercialization efforts, and the amount of cash used by operations. We expect that we will continue to generate revenue through our pharmacogenomic testing services business provided to pharmaceutical companies, but these revenues are not guaranteed and are not expected to substantially offset the costs associated with our expansion efforts.

Although we believe that the net proceeds to be received by us from this offering and existing cash resources will be sufficient to finance our currently planned operations for at least the next 12 months, such amounts may not be sufficient to meet our longer-term cash requirements, including our cash requirements for the commercialization of our product candidates currently in development. We may be required to issue equity or debt securities or to enter into other financial arrangements, including relationships with corporate and other partners, in order to raise additional capital. Depending upon market conditions, we may not be successful in raising sufficient additional capital for our long-term requirements. In such event, our business, prospects, financial condition and results of operations could be materially adversely affected.

We lease office and laboratory space under noncancelable operating leases that expire through March 2010. Rent expense was $230,647 and $270,564 for the years ended December 31, 2005 and 2006, respectively, and $60,414 and $75,000 for the three months ended March 31, 2006 and 2007, respectively. Future minimum lease payments aggregate approximately $2,700,000 over the next five years ending December 31, 2010.

Comparison of Three Months Ended March 31, 2007 and 2006

As of March 31, 2007, we had $3,310,448 in cash and cash equivalents, working capital of $2,782,670 and an accumulated deficit of $16,025,226.

Cash flows provided by operating activities

Net cash used in operations was $1,300,539 for the three months ended March 31, 2007 compared to net cash provided of $2,705,974 for the three months ended March 31, 2006. This decrease in cash provided by operating activities of $4,006,513 was primarily attributable to a $1,496,407 decrease in deferred revenue, decreased operating profit of approximately $580,000, an increase in accounts receivable of approximately $1,300,000 and an increase in prepaid expenses and other current assets, which is primarily attributable to costs incurred directly related to the Company’s planned initial public offering, of approximately $660,000. The decrease in deferred revenue is directly attributable to the timing during which we enter into certain agreements. As further discussed in the Business – Strategic Collaborations section, we entered into an agreement with GSK resulting in a $2,000,000 upfront, non-refundable payment to the Company in January 2006, which was recorded as deferred revenue upon receipt. No such agreement was entered into during the three months ended March 31, 2007. The increase in accounts receivable is attributable to increased volume and the timing of invoicing and receipt of payments from our clients.

Cash flows used in investing activities

Net cash used in investing activities was $319,136 for the three months ended March 31, 2007 and $439,599 for the three months ended March 31, 2006. This decrease in the use of cash of $120,463 was primarily attributable to the timing of the purchase of laboratory equipment during each respective period. Laboratory equipment purchased included additional microarray capability, fluorescent in situ hybridization equipment and robotic polymerase chain reaction equipment.

Comparison of Years Ended December 31, 2006 and 2005

As of December 31, 2006, we had $4,930,123 in cash and cash equivalents, working capital of $3,757,036 and an accumulated deficit of $15,267,284.

Cash flows provided by operating activities

Net cash provided by operations was $3,177,229 for the year ended December 31, 2006 compared to $624,518 for the year ended December 31, 2005. This increase of $2,552,711 was primarily attributable to a $5,162,550 increase in deferred revenue. Of this amount, $2,000,000, which represents an upfront payment and was initially recorded as deferred revenue upon receipt, is related to an agreement signed with GSK in January 2006. The Company recognized approximately $2,374,800 of revenue related to this GSK agreement of which $600,000 related to the upfront payment during the year ended December 31, 2006. Additionally, $2,620,000 was received by the Company in December 2006 which represents an upfront payment which was recorded as deferred revenue upon receipt and is related to a new agreement signed in December, 2006 with GSK Bio. In addition, accounts payable and accrued liabilities increased by approximately $901,000 during the year ended December 31, 2006 which was primarily as a result of increased legal services provided in connection with on-going operations and the Company’s planned initial public offering. Accrued royalties increased by approximately $219,000 as a result of an increase in revenue subject to royalty payments recognized through December 31, 2006 vs. December 31, 2005. These increases were offset by decreased operating income of approximately $3,300,000, an increase in prepaid expenses and other current assets of approximately $553,000, which is primarily attributable to direct and incremental costs incurred related to the Company’s planned initial public offering which have been deferred and will be charged against the gross proceeds from such offering and a $508,000 increase in accounts receivable at December 31, 2006. The increase in accounts receivable at December 31, 2006 is primarily attributable to the GSK agreement entered into in January 2006 which resulted in increased billings through December 31, 2006.

Cash flows used in investing activities

Net cash used in investing activities was $880,719 for the year ended December 31, 2006 and $312,054 for the year ended December 31, 2005. This increase of $568,665 was primarily attributable to an increase in purchases of laboratory equipment of approximately $600,000 compared to 2005, offset by proceeds from equipment disposal of $32,000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the change in net income for the period of the change in accounting principle. SFAS 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 also carries forward the guidance in APB Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005 with early adoption permitted. The adoption of SFAS 154 did not have a material impact on our financial position, results of operations or cash flows.

On July 13, 2006, the FASB issued FASB Interpretation No. 48, which interprets SFAS No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. We are currently evaluating the effect that adoption of SFAS No. 157 will have on our financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, to provide guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Under SAB No. 108, companies should evaluate a misstatement based on its impact on the current year income statement, as well as the cumulative effect of correcting such misstatements that existed in prior years existing in the current year’s ending balance sheet. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. The standard is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of the adoption of SFAS 159 on our consolidated financial statements.

Qualitative and Quantitative Disclosures About Market Risk

All of our revenue is denominated in U.S. dollars. The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments through a variety of securities, including commercial paper, money market funds and corporate debt securities. We do not use derivative financial instruments, positions or transactions. Our cash and cash equivalents at March 31, 2007 included liquid money market accounts.

BUSINESS

Overview

We are engaged in the research and development of our own pharmacogenomic cancer diagnostic tests based on our proprietary technologies. We currently generate revenues primarily from sales of our proprietary analytical pharmacogenomic testing services of clinical trial specimens to the pharmaceutical industry.

We have developed and patented technologies that enable us to reliably and consistently extract the nucleic acids RNA and DNA from tumor specimens that are stored as formalin-fixed and paraffin-embedded, or FFPE, specimens and thereby to analyze genetic information contained in these tissues. This is significant because the majority of patients diagnosed with cancer have a tumor biopsy sample stored in paraffin, while only a small percentage of patients’ tumor specimens are frozen. Our technologies enable us to use the FFPE patient biopsies for the development of diagnostic tests. To our knowledge, we are the first company to generate clinically relevant information regarding the risks of recurrence of cancer or chemotherapy response using approximately 30,000 genes available from microarray profiling of FFPE specimens. The technologies we have developed for obtaining genetic information from FFPE tissue specimens are characterized by a high degree of reliability and reproducibility, with a success rate of over 90%, based on our initial data obtained from analysis of over 30,000 tissue specimens when our guidelines are followed. Our analysis of a clinical trial involving breast cancer in elderly patients illustrates the reliability of our results. We received paraffin blocks from various clinical sites, and we were able to obtain valid data on 401 out of 441 FFPE specimens (91%). Our overall success rates with other sets of specimens typically mirror these results. The factors that cause an unsuccessful analysis are generally related to the prior tumor specimen collection and fixation (e.g. specimen size (i.e., too few cells), the lack of actual tumor tissue present in the specimen, or improper fixation of the tissue specimen), not to any unreliability of the assay itself. Our rates of recovery meet the requirements established by our clients. In particular, we have provided our clients with success rates that exceed the rates required pursuant to their agreements with us.

Our goal is to provide physicians and cancer patients with a means to make informed, individualized treatment decisions based on genetic analysis of tumor tissues. We are focusing our efforts in the following areas:

We are researching and developing diagnostic tests for diagnosis and treatment of cancer by identifying genetic profiles of tumors that are more aggressive and recur rapidly after surgery. We also are identifying genetic profiles of tumors that are more or less responsive to a particular chemotherapy. Following the development of tests to predict the risk of recurrence after surgery, we intend to develop tests to determine the most active chemotherapy regimen for the individual patient at risk. Once developed and after obtaining any necessary regulatory approvals, we intend to leverage our relationships in the healthcare industry to market, sell or license these tests as a means for physicians to determine the courses of cancer treatment.

We plan to expand our pharmacogenomic testing services business into major markets of the healthcare industry including outside of the United States. We are working to establish service laboratories in Europe, China, Japan and India, in part, through collaborations with some of our current clients in the pharmaceutical industry. The pharmaceutical industry is in need of standardized integrated worldwide analysis of clinical trial specimens. It is important to the pharmaceutical industry and the regulatory agencies that the same analytical methods are used for each clinical trial sample around the world so that the data can be easily compared and used for global drug development. Also, export of clinical trial specimens to the United States is restricted from some areas of the world, such as China. Finally, the enrollment of patients in clinical trials sometimes depends on analyzing the sample for a specific gene(s) within five days, which does not provide sufficient time for shipping specimens to the United States. Our goal is to offer an analysis of patient specimens and generate consistent data based on integrated common platforms and technology into the major markets of the healthcare industry including outside of the United States. To our knowledge, we will be the only company offering consistent pharmacogenomic analysis to the industry across geographical regions.

In connection with the development of our diagnostic tests, we will use bioinformatics to generate pharmacogenomic information from patient specimens. Pharmaceutical companies would be able to use genetic information regarding specific chemotherapy targets in various populations, stages, histologies and tumor sites to position their drugs in the tumor type and genetic population with the greatest chance of response to a particular chemotherapy. After obtaining any necessary approvals, we intend to license a subset of this bioinformatics database to the healthcare industry to assist with its development of drugs to target specific tumor types or stages.

Background

The nature of cancer

Cancer is basically an uncontrolled growth of cells and expansion of tissues that can invade and destroy the function of adjoining and even distant organs. In contrast to infectious diseases which are entirely caused by outside agents such as viruses and bacteria, cancer is a disease that arises from genetic breakdown within our own cells. To be sure, this internal cellular malfunction can also be triggered or promoted by external causes such as chemicals in tobacco smoke or asbestos exposure or even viruses, but in many cases, cancer also seems to occur spontaneously because of an inherent instability of the human genome. The problem with cancer from a treatment point of view is that it is not one disease but one of almost infinite variety. Due to the vast biochemical complexity of human cells, there are numerous ways by which loss of control of cell growth can occur, and this diversity of pathways leads to cancers with varying properties: growth rate, invasiveness of adjoining tissues, the ability to develop a new vascular system, metastatic potential, and responsiveness to various therapies. Cancers arising in different organs (e.g., colon, breast or lung) and tissues within these organs have distinct biological properties depending on the triggering event and pathway of tumor development. For example, lung cancers associated with smoking are different from those that develop in non-smokers and cancers of the esophagus associated with excessive alcohol and smoking consumption are different from those associated with chronic gastro-esophageal acid reflux.

The worldwide market for pharmacogenomics

Human beings are about 99.9% identical in their genetic makeup, with the remaining 0.1% responsible for their unique individual characteristics. Analyzing these naturally occurring genetic differences may enable scientists to understand the variability that contributes to physiological traits, including cancer susceptibilities and the progression of cancer. The variation in several genes affects each individual’s risk of cancer development, the level of tumor aggressiveness, the probability of metastasis, and the probability of survival. Natural genetic variations also lead to differences in the way that drugs are absorbed, metabolized and incorporated by the body, and thus affect the relative efficacy of drugs in different individuals.

Understanding genetic variations and discovering the correlations of the genes that are associated with clinical outcomes constitutes the field of pharmacogenomics and underlies the concept of personalized medicine. Pharmacogenomics promises to help researchers produce better predictive and diagnostic molecular tests and drugs which, in turn, will enable physicians to implement personalized medicine by selecting treatments and drugs based on individual needs of each patient. Personalized medicine may offer a number of key benefits, including earlier interventions, more efficient drug development and more effective therapies.

According to a 2005 report published by BCC Research, the worldwide market for pharmacogenomics reached $1.24 billion in 2004 and is projected to rise at an average annual growth rate of 24.5% to reach $3.7 billion by 2009. Diagnostics comprised 39.2% of the total market in 2004 and are projected to grow at 27.7% per year to increase its share to 44.6%, or $1.65 billion in 2009.

We believe that the application of pharmacogenomics to cancer treatment represents a significant opportunity, as new cancer cases are estimated to increase by 50% and approach 15 million worldwide by the year 2020, according to a new World Cancer Report by World Health Organization.  According to this report, lung cancer accounts for 1.2 million new cases worldwide annually; colorectal cancer for 940,000; esophageal cancer for 410,000; pancreatic cancer for 216,000. Cancer of unknown primary affects about 5% of all cancer patients. We focus our research efforts on developing diagnostic tests for each of these common cancer types. The National Institutes of Health estimates overall costs for cancer in 2005 at $210 billion, including $74.0 billion for direct medical costs.

Benefits of personalized medicine

Treatment of the disease presents a major challenge because of the wide biological variations among cancers. As such, there is no one standard therapy or approach for treating the disease that can be recommended to cancer patients. Cancers originating from various tissues or organ sites require specialized therapies; but even cancers emanating from the same tissue type may call for different treatment modalities because of varying degrees of disease progression.

To help choose among treatment options, physicians try to determine the extent to which the cancer has spread to other parts of the body. Patients are assigned to different stage categories ranging from I to IV depending on the degree of invasion of the tumor into the adjacent tissues, the number of lymph nodes with detectable cancer cells, and the presence of distant metastasis. For instance, Stage I lung cancer is confined to the lung and has no lymph node involvement. Stage II lung cancer has regional node involvement that may not be completely removed by surgery. Later stage tumors have spread to more distant sites; Stage III to the more distant mediastinal lymph nodes and Stage IV to the other organs. In addition to staging, tumors are also graded according to cell type. Cells that are well differentiated closely resemble mature, specialized cells and indicate a good prognosis (predicted survival time), whereas cells that are undifferentiated represent a malignant population associated with poor prognosis.

Once the prognosis for a patient is determined by taking into account the stage of the tumor and the grade of malignancy of the cells, healthcare providers can determine the appropriate treatment options available to a particular patient. For example, current “standard of care” clinical guidelines for non-small cell lung cancer (NSCLC) recommend resection (surgery) and then observation for Stage I cancer whereas Stage II patients are candidates for chemotherapy following the surgery (adjuvant chemotherapy). While the overall survival for Stage I patients is quite good, approximately 50% will suffer early relapse within five years. The subset of Stage I lung cancer patients destined for early relapse might well benefit from adjuvant chemotherapy but first they have to be identified as being in the high-risk category prior to treatment. It is not feasible to treat all Stage I NSCLC patients with adjuvant therapy in order to capture the high-risk ones because the low risk patients would be subjected to needless, expensive and potentially harmful overtreatment with toxic drugs. Similar issues arise in the other major cancers.

Current staging and grading methods, which are based largely on subjective histopathologic examination (i.e., visual inspection by a pathologist) of tissues or cells, often fall short and fail to adequately predict malignancy aggressiveness. This suggests that the key to distinguishing the low-risk from the high-risk patients must lie in understanding the genetic variations between these groups at the molecular level. The study of how genes specify individual characteristics is called “genomics.”

The “genome” is the entire set of human genes which comprises the DNA in the nucleus of the cell and directs the production of proteins, the molecules that carry out our life functions. The sequence of bases of a gene in DNA provides the instructions or the blueprint for the subsequent sequence of amino acids in the proteins. However, the information from DNA is transmitted to the protein synthesizing machinery through the intermediary molecule messenger RNA (mRNA), which is complementary to the gene sequences in the DNA. The mRNA can be transcribed any number of times from the DNA and thus can be “expressed” in various quantities. The base sequence information in the mRNA is subsequently “translated” into the amino acid sequence of the protein, but the number of mRNA molecules that have been transcribed (the “gene expression”) also specifies the number of protein molecules that are made.

Analyzing naturally-occurring inherited differences in DNA base sequence (polymorphism) enables scientists to catalogue and understand the variability in the genome and how that variability contributes to physiological traits, including disease susceptibilities. Mutations (changes in sequence that develop in otherwise normal cells) in DNA can contribute to tumor formation. Analyzing levels of mRNA, or gene expression, provides a way to understand the function or expression of the genome. The gene-expression pattern for a tumor cell might show increased mRNA levels for genes responsible for tumor development as well as decreased expression of tumor-suppressor genes. Examining the expressions of many genes (gene expression profiling) is used to identify the group of genes that are abnormally expressed in each stage of cancer formation. Patterns of gene expression may help to classify the cancer subtype, its prognosis, or its likely response to a therapeutic regime.

Until recently, however, it was very difficult to characterize genetic differences at the molecular level because the technology did not exist either for rapid analysis of the genetic sequence or for precise measurement of various mRNA molecules in biopsy tissues. This situation dramatically changed with the invention of PCR and gene expression microarrays. Scientists have applied gene expression profiling to identify markers of high risk of relapse for patients with various types of cancer. Studies of breast, lung, lymphoma and other cancers suggest that there are different sets of genes expressed in various tumor tissues that are associated with specific clinical outcomes. Categorizing these expressed sets of genes can offer a powerful complementary approach to clinical or histopathological examination. We believe that this approach will help researchers produce better predictive and diagnostic molecular tests and drugs which in turn, will help physicians select treatments and drugs based on individual needs of each patient.

Personalized medicine offers a number of key benefits:

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Better diagnoses and earlier interventions. Molecular analysis can help guide treatment choices by determining precisely which variant of a disease a person has, or whether he or she is susceptible to drug toxicities. For preventive medicine, such analysis could improve the ability to identify which individuals are predisposed to develop a particular condition and guide decisions about interventions that might prevent it, delay its onset or reduce its impact.

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More efficient drug development. A better understanding of genetic variations in tumor tissue could help scientists identify new disease subgroups and their associated molecular pathways, and design drugs that target them. Molecular analysis could also assist in the identification of patients better suited for inclusion in, or exclusion from, late-stage clinical trials — potentially facilitating the identification and approval of drugs that might otherwise be abandoned because they appear to be ineffective in the larger patient population.

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More effective therapies. Currently, physicians often have to use trial and error to find the most effective medication for each patient. As we learn more about which molecular variations best predict how a patient will react to a treatment, and develop accurate and cost-effective tests, doctors will have more information to guide their decisions about which medications are likely to work best. In addition, testing could help predict the best dosing schedule or combination of drugs for a particular patient.

Current technologies to measure gene expression

Polymerase Chain Reaction (PCR). The PCR is a technique that makes it possible to amplify a specific DNA segment thousands or even millions of times, thereby making it possible to achieve a quantitative measure of the amount of a particular mRNA species in a tissue specimen. The PCR method is sensitive, accurate and precise and is best suited for analysis of a limited number of genes in a large set of specimens.

Gene expression microarrays. Gene expression microarray technology is based on the principle of “capturing” specific RNA sequences extracted from a patient sample by binding to complementary sequences placed on a silicon wafer chip. The specific RNA sequences are labeled with a dye that emits a stronger or weaker signal when “captured” on the chip depending on whether the gene is expressed at a high or low level. Since sequences from the majority of the human genome (approximately 30,000 genes) are placed on the chip, information about gene expression from all of these genes becomes available to the researcher by this technology. Microarrays are commonly used to simultaneously study large numbers of genes and their regulation. The power of the microarray lies in its ability to measure the expression of many thousands of genes simultaneously. The use of gene expression microarrays from mRNAs has grown rapidly in academia, medicine and the healthcare industry.

The recent microarray- and RT-PCR-based studies showing that gene expression profiles can predict eventual clinical outcomes (such as long or short survival) for patients have generated great interest because they demonstrated the potential of gene expression profiling in cancer prognosis. However, before predictive gene profiles are adopted for individualized therapy, the findings of these initial studies will require independent validation using larger sets of clinical specimens and prospective trials of the markers in a large patient population will be essential. These large number of specimens are readily available from patient biopsies embedded in paraffin. Until recently, microarray analysis of formalin fixed paraffin embedded, or FFPE tumor specimens was not possible.

Significance of our ability to isolate RNA from FFPE specimens compared to fresh-frozen specimens.

The value of the information gained through genetic analysis of tumor specimens suggests that there will be a growing need for this kind of analysis of ever larger numbers of tumor specimens. However, this need currently encounters a major obstacle. RT-PCR technology and especially gene expression microarrays are best done using a large quantity of nearly full-length RNA recovered from fresh-frozen clinical specimens; yet fresh-frozen specimens are not generally available except in a very limited number of cases in which collection of fresh tissues is a specific part of a clinical trial. The majority of hospitals and clinics lack the infrastructure to store and archive frozen tissues. Rather, clinical specimens are usually available as formalin fixed paraffin embedded specimens, or FFPE. Fixation and paraffin embedding allow staining and visualization of tumor cells by pathologists, making FFPE more useful to pathologists than fresh frozen tissue. Also, once embedded in paraffin, the tissue remains stable indefinitely, thus allowing for easy storage. The end result is that, unlike fresh-frozen tissues, large tissue banks of archival FFPE with long-term follow-up are extensively available and easily accessible.

Although most clinical tissue specimens are paraffin-embedded, until recently RNA in FFPE tissue specimens has not been considered useable for genetic profiling studies because the isolation of RNA from FFPE with methods that have been published in the past is unreliable and inconsistent in terms of RNA fragment size. Whereas RNA isolated from fresh tissues is generally close to full-length, the fixation process degrades the RNA in the tissue and the more extreme extraction conditions degrade the RNA further into even shorter fragments. Short fragment RNA from FFPE has not given consistently good results with currently available gene expression microarray chips and is also more difficult to use in RT-PCR. For these reasons, all important diagnostic biomarker studies to date involving gene expression microarrays and most studies involving RT-PCR have used fresh-frozen tissue specimens and thus many have been constrained to analyzing a small number of specimens because of the limited availability of fresh-frozen biopsy tissue. In contrast, almost all patients diagnosed with cancer have a paraffin block stored at the hospital from which they were diagnosed. There are approximately 1.4 million patients diagnosed with cancer per year in the United States. We can access molecular information from paraffin blocks that have been stored up to 10 years. Therefore, there are about 14 million specimens in existence in the United States that we potentially could analyze.

Our Technologies

We have developed technologies for the extraction of RNA from FFPE tissues which enable us to reliably recover RNA suitable for a variety of applications, such as gene expression research, development of diagnostics, and microarray platforms. We believe our technologies for the first time can provide access to molecular information from the entire vast body of archival tissue specimens from past clinical trials for which clinical outcomes and results are documented. In addition, our technologies permit gene profiling analysis of current clinicals trials, most of which are still using the paraffin embedding technique for tissue specimen storage.

RGI-1

Kathleen Danenberg, our President, Chief Executive Officer and director, co-developed and patented (U.S. Patent No. 6,248,535; Danenberg, et al., Method For Isolation of RNA From Formalin-Fixed Paraffin-Embedded Tissue Specimens), an extraction method (RGI-1) that allows reliable and consistent isolation of RNA and DNA from FFPE suitable for use in RT-PCR analysis, while she was employed at USC. Using RGI-1, successful RT-PCR quantitation of gene expressions is possible from as little as a single 10-micron section of a paraffin block with over 90% reliability and excellent reproducibility. We validated our methodology, which particularly addressed issues of recovery of RNA, accuracy, and precision. RGI-1 allows for rapid extraction of RNA with little or no DNA contamination, which makes it suitable for large-scale analysis. We have used RGI-1 successfully to quantify gene expressions in over 30,000 FFPE specimens received by us from various pharmaceutical companies since 2001 as well as in our own research projects. We and others have published over fifty papers and articles based on data generated using RGI-1. The data below demonstrates that gene expressions obtained by us from FFPE specimens using RGI-1 closely match those isolated from fresh-frozen tissue.

Correlation between gene expressions determined in FFPE and fresh-frozen specimens.

RNA was isolated from FFPE tissues by RGI-1 and from matched sets of fresh-frozen tissues of the same tumor specimens. The expression of several genes was quantitated by RT-PCR. This experiment shows that if RT-PCR analysis is done within the guidelines and parameters established by RGI, very similar results are obtained from FFPE specimens when compared to frozen specimens data.

RGI-2

RNA isolated by RGI-1 is fragmented by the heating process, but may be analyzed by the PCR process. The PCR assay works by binding DNA primers, which are specific sequences of DNA, at various sites on the gene and copying these sequences through PCR. These sequences can be designed to bind closely together to accommodate short fragments of RNA. However, the microarray technology works best through binding of longer RNA sequences. A second technology developed by us, RGI-2, is designed to maximize the isolation of longer fragments of RNA. This technology does not replace RGI-1, since it is less rapid and may contain a small amount of genomic DNA. Using this technology, the average length of RNA fragments recovered from FFPE is substantially increased. The RNA preparations obtained with RGI-2 produced similar results on gene expression microarrays as RNA isolated from fresh-frozen tissues. Therefore, we believe that this new technology, which we are in the process of patenting, enables profiling of gene expression by microarray of archival FFPE specimens from clinical studies.

The technologies we have developed for extracting RNA from FFPE provide RNA which is suitable for both RT-PCR and microarray analyses. These methods of RNA analysis are characterized by a high degree of reliability and reproducibility, with a success rate of over 90% if our guidelines are followed.

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Micro-dissection of each specimen to separate tumor from non-tumor tissue. Most tumor biopsy specimens are mixtures of normal and tumor tissue. A specimen may include only a small percentage of tumor cells. The molecular biology of tumor and normal tissues may be considerably different and mixing the two may yield false results for gene expression profiling. To accurately measure gene expression and establish expression profiles of various pathologic lesions, it is important to analyze RNA from tumor cells. With the assistance of a pathologist, we can identify the tumor cells and isolate them, either manually or with laser-capture micro-dissection. Since we are able to work with FFPE we can more accurately dissect out the tumor cells from the normal cells than would be possible with frozen tissue because the resolution in FFPE is better than in frozen tissue.

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Isolation of DNA from the same specimen used to obtain RNA. Alterations in DNA sequence that are inherited (polymorphisms) as well as acquired (mutations) are often associated with disease susceptibilities, treatment response, and survival. DNA polymorphisms and mutations may change the gene expression pattern of a cell in specific ways. Characterization of gene expression profiles associated with various DNA sequence alterations may lead to a better understanding of disease mechanisms and may suggest new and better treatments. Our technique for isolating DNA and RNA from the same specimen facilitates such studies because in many cases the amount of available tissue may not be sufficient for separate isolation of DNA and RNA. In addition, measuring gene expressions and DNA sequence alteration in the same cells rather than in different areas of the tissue specimen is likely to give more valid data.

1.

Tumor tissues isolated from FFPE biopsy by microdisection provide the best tumor-specific data. Biopsy tissue is rarely homogeneous but consists of tumor areas infiltrated with various types of non-cancerous cells and tissues. Sections of the paraffin block containing the patients’ tissue are mounted on slides, stained to visualize the tissue and examined by a qualified pathologist to identify and locate the areas of interest. Microdissection is either performed manually for larger areas or by laser-capture for smaller areas.

2.

RGI technology allows us to isolate both RNA and DNA which are suitable for RT/PCR and microarray analysis. RNA is isolated
a) by proprietary method RGI-1, which is a rapid high-temperature procedure that gives consistent yields of RNA with low DNA contamination and is suitable for high-throughput RT-PCR analysis; or b) by method RGI-2, which is specifically designed to give high yields of longer fragments of RNA for better results in microarray analysis. DNA can be isolated from the same tissue specimens as RNA thus ensuring the best correlations of DNA sequence alterations with gene expression differences.

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RGI developed and defined accuracy parameters for RT/PCR analysis (Reverse Transcription/Polymerase Chain Reaction) of RNA. RNA isolated by RGI-1 is analyzed for expressions of individual genes using RT-PCR with precisely defined accuracy parameters including rigorous validation of primer-probe performance. RNA isolated by RGI-2 is used for microarray analysis also with defined performance parameters for maximizing successful outcomes. DNA can be used for mutation detection, SNP or gene amplification analysis.

We believe these technologies may be used as a powerful tool to establish diagnostic gene sets for predicting a patient’s likelihood of survival under a particular treatment regimen. Such diagnostic tests will provide the opportunity for choosing the best treatment prior to therapy and thus enable application of personalized medicine based on each person’s unique genetics.

Our Strategy

Our goal is to provide cancer patients and their physicians with the means to make informed, individualized treatment decisions based on genetic analysis of tumor tissues. Using our two technologies for extraction of RNA from FFPE tissue, we can analyze specific RNAs rapidly by PCR or the entire genome by using microarray methods. Elements our business strategy include:

Developing diagnostic tests for assessing the risk of cancer recurrence, prediction of chemotherapy response and tumor classification in cancer patients based on our technologies.

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Develop a lung cancer recurrence test. To date, all studies involving microarray analysis could only be done using frozen tissues. Since frozen tissues from clinical trials are available on a very limited basis or often not available at all, this has severely limited the development of diagnostic tests. In contrast, for the reasons discussed above, nearly all patients diagnosed with cancer have a diagnostic tissue specimen stored in a paraffinized state. Therefore, there is a vast number of patient specimens available for the development of a diagnostic test using our technology.

We have developed preliminary gene sets for predicting risk of recurrence in early stage non-small cell lung cancer after surgery through analysis of 80 patient specimens by microarray. This “product candidate” must be validated in a larger set of patient specimens (300-500) in the research setting. Since lung cancer is among the highest frequency cancers around the world, patient specimens are available from many sites. We have chosen to prioritize development of a diagnostic test to predict outcome for this cancer. Generally, Stage 1A and 1B lung cancer is not treated with chemotherapy even though these patients have a 50% risk of recurrence within five years. The patient is considered in remission unless and until the tumor recurs. At the time of recurrence chemotherapy is administered. However, if there were a test for high risk of recurrence, then the physician could treat the patient right away with chemotherapy rather than waiting for the recurrence. These concepts are summarized in the charts below:

Microarray gene expression profiling analysis of FFPE tissues using RGI methodology accurately separated early stage non-small cell lung cancer (NSCLC) patients into a group with high risk (Group 1) and a group with low risk (Group 2) of cancer recurrence. This data was presented by RGI at the American Society of Clinical Oncology (ASCO) meeting on June 5, 2006.

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Proposed strategy for bringing personalized medicine to treatment of Stage I lung cancer. All biopsies will be analyzed by microarray and those patients whose gene expression profile fits the “high risk” profile will be considered as candidates for adjuvant chemotherapy, while low risk patients would only be “observed”, i.e., scanned at appropriate intervals.

Our plan is to use our proprietary technologies to analyze these archived patient specimens and to correlate the data with clinical outcomes so that we can develop diagnostic tests to predict likelihood of recurrence and responsiveness to chemotherapy.

After preliminary validation of the predictive gene set, a formal clinical trial will be designed to prove the ability of the gene set to accurately predict outcome in additional patients using reagents available from Affymetrix. Since RGI is able to analyze archived FFPE tissue, the patients included in this trial will have been treated years ago, but the outcome will be blinded to RGI by the clinical investigators until the end of the trial. The number of specimens required in this clinical trial will be determined by the accuracy in which the preliminary gene set can predict the first 300-500 specimens in the research study. Based on the current predictability of our gene set, over 90% accuracy, we estimate that the clinical trial will require 500-1000 early stage lung cancer patients. Additional trials may then be launched at various sites to continue to refine the accuracy of our assay.

We believe that it will take approximately one year to gather and analyze the specimens in the research setting and the clinical trial analysis and compliance with potential regulatory requirements will require approximately two to three additional years.

There are a number of diagnostic test developers available to partner with RGI during the clinical trial and test launch process. Roche, with whom we have a strategic alliance, is one of these providers.

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Develop a lung cancer chemotherapy response test. In addition to our tests for recurrence for various forms of cancer, we also intend to develop a test to determine responsiveness to chemotherapy treatment for lung cancer. Of the 169,000 newly diagnosed lung cancer patients in the United States, a majority will receive chemotherapy as an initial treatment. Of those who receive chemotherapy, greater than 90% are given the combination of Paclitaxel/Carboplatin as their first chemotherapy. Paclitaxel/Carboplatin is only effective in about 19% of the patients for whom it is prescribed. We intend to develop a pharmacogenomic test to determine whether an individual patient will be included in the 19% of NSCLC patients responding to Paclitaxel/Carboplatin or whether the patient should consider a different chemotherapy. Clinical trial specimens are available to us for development of this test, however, there can be no assurance that we will be successful in developing this test, or if developed, that such a test will be commercially viable.

In June 2006, we presented at the ASCO meeting the first study demonstrating the possibility of a predictive molecular test derived by microarray analysis of patients’ FFPE tumor biopsies.

These preliminary studies in lung cancer using our technologies for RNA extraction from FFPE have produced gene expression profiles which describe the probability of recurrence among patients with early stage lung cancer. Other expression profiles have been generated predicting the risk of metastases. By applying our technologies to early stage non-small cell lung cancer, we have:

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demonstrated the feasibility of creating a preliminary genomic risk prediction model using FFPE tissue, and

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identified the differential pathways indicated by the unique gene signatures between early stage patients surviving less or greater than two years for both adenocarcinomas and squamous cell carcinomas, and demonstrated the feasibility of generating differential pathways from FFPE specimens.

We believe that this study represents the first “biologically significant” result using microarray analysis of FFPE specimens.

The diagnostic test, when implemented, will involve extracting RNA from tumor biopsies using our technologies and measuring a series of genes (a gene set) either by microarray or RT-PCR that have been found to differentiate long and short-term survivors. Levels of expression of these genes will provide information regarding whether the patient is at a higher than normal risk of recurrence. We are currently in the process of refining and validating the predictive gene set for early stage lung cancer recurrence.

In addition to our studies in lung cancer, we have developed similar preliminary predictive gene sets for cancer recurrence after surgery for pancreatic, colon and esophageal cancers. In each of these studies we analyzed patient specimens from early stage cancers and developed predictive gene sets by microarray analysis. We have analyzed an average of 40 specimens from each of these cancer types but will require more research to validate these gene sets.

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Develop a pancreatic cancer recurrence test. Similarly to the test for recurrence in lung cancer, we are in the research phase of developing a test for recurrence after surgery for pancreatic cancer. We have analyzed a series of twenty specimens by microarray from patients with pancreatic cancer who were at “high risk” and “low risk” of rapid recurrence after surgery. The patients at “high risk” had a median cancer-free survival of 150 days, where the patients at “low risk” had a median cancer-free survival of 1225 days. Development of a diagnostic tests is planned to determine the patients at “high risk” of rapid recurrence after surgery, so that physicians may choose to treat these patients with aggressive chemotherapy rather than an ineffective surgery at the time of diagnosis. We are in the early research phase of development of this test and will need to analyze more specimens before we test our initial gene set by validation. After the initial validation, a large clinical trial of patients with known outcome to surgery will be analyzed and the ability of our predictive gene set will be tested for accuracy. Development of the diagnostic test will be similar to that for the lung cancer test.

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Develop a colon cancer risk of metastasis test. We have analyzed a series of primary tumors in colon cancer and determined a preliminary gene set predictive of whether the patient tumor has spread beyond the colon into other sites (metastasized). If a colon cancer tumor has spread or invaded other organs or lymph nodes, the treatment may include earlier, more aggressive chemotherapy and not surgery at the time of diagnosis. It is not always possible for the physician to determine whether a cancer has spread before surgery has taken place. Therefore, we are developing a diagnostic test using microarray technology to predict whether the patient’s tumor is contained in the colon before surgery.  We are in the research phase of development of this test. We have analyzed sixty patient specimens with metastatic and non-metastatic colon cancer and have developed a preliminary gene set predictive of metastatic cancer. We will validate this gene set in a larger group of specimens and proceed with development of the test in the same manner as the lung test.

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Develop an esophageal cancer risk of recurrence test. We have analyzed a series of esophageal tumors from patients with long and short survival after esophageal surgery. A preliminary gene set predictive of “high risk” patients was determined using the first 46 patients analyzed. An additional set of specimens will be used to validate this predictive gene set and development of the diagnostic test will be similar to the lung test.

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Develop a cancers of unknown primary test. About 5% of patients suffer from cancer without knowing where the tumor originated. For example, the cancer may have invaded both the colon and the lungs. Treatments for lung cancer are quite different from treatments for colon cancer, Therefore, we are planning to develop a diagnostic test using microarray methods for determination of the origin of the cancer. We have collected patient specimens from a series of cancers that have been diagnosed as tumors of unknown origin. These include, gallbladder, pancreas, gastric, kidney, breast, prostate cancer and others. We intend to analyze these specimens using microarray methodology and develop a gene set that will identify the origin of the tumor. We are in the early stages of planning our research analysis of these specimens. Development of a diagnostic test will be similar to the lung cancer test.

We will validate these tests using clinical specimens available from our network of over a dozen clinical investigators. As we proceed from the research phase to the validation phase with respect to these tests, we will need to access additional specimens from larger institutions. We have identified these institutions and are in the process of negotiating the appropriate agreements with them. However, there can be no assurance that we will be able to enter into agreements with these institutions on terms favorable to us, or at all.

We intend to develop our diagnostic tests as “in-house tests.” Such in-house tests, which will be performed in our own CLIA-certified laboratories are also called “home brew” tests. Current examples of in-house tests are those for estrogen receptor (ER) and progesterone receptor (PR) which are given to virtually every breast cancer patient. The results of these tests determine whether the patient should be prescribed a hormone antagonist such as Tamoxifen and provide information about the aggressiveness of the tumor. None of these tests is currently regulated by the FDA.

After validation of the results and after obtaining any necessary regulatory approval, we intend to develop, market and sell these tests or license them to a diagnostic company, depending on the market potential of the particular test and the regulatory climate. For instance, we are currently working with clinicians who are members of the Cancer and Leukemia Group B (CALGB) research group, who have indicated a commitment to provide us with the requisite number of FFPE of early stage lung cancer, both for the discovery and validation phase and for the prospective testing phase. We are in the process of negotiating the appropriate agreements with them. However, there can be no assurance that we will be able to enter into agreements with these clinicians on terms favorable to us, or at all.

Expanding our pharmacogenomic testing services business and creating a standardized and integrated testing platform in the major markets of the healthcare industry outside of the United States.

We have ongoing relationships with several pharmaceutical companies both in the United States and abroad. We currently have contracts with pharmaceutical companies using a “fee for service” model for both discovery and validation of biomarkers using our validated RT-PCR platforms and microarray technologies and hope to continue this line of business in the future. We believe that we are in compliance with FDA’s Good Laboratory Practice regulation (GLP), making our data appropriate for submission to the FDA by the pharmaceutical industry. Our experience and reproducible methods, along with our patented/patent pending methods have generated business for us in the “outsourcing” of pharmacogenomic testing for the pharmaceutical industry. The demand from the pharmaceutical industry for our services has steadily increased over the years. Given the industry’s increasing focus on personalized medicine and pharmacogenomics, we expect a growth in revenues from these services.

Moreover, as pharmaceutical companies begin to place patients on clinical trials of their drugs in various parts of the world, they will require that patient specimens be analyzed regionally. The requirement will be partially due to the need for rapid turnaround in the testing and partly due to regulatory compliance within the region. For instance, the pharmaceutical industry is increasing its clinical trial enrollment of patients in China, but the Chinese government severely restricts sending biopsy specimens out of China for genetic testing. While we currently expect to expand globally to meet these needs, there can be no assurance that we will achieve such expansion or, if we do expand, that we will maintain our profitability.

Additional Products for Service Provider Business: FISH, IHC and Bioinformatics.

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FISH analysis. We have added the analysis of patient specimens by fluorescent in situ hybridization or FISH analysis to detect genes associated with response to drugs associated with known biomarkers, such as HER2 and EGFR. FISH test kits for HER2 and EGFR are commercially available in other labs, but our pharmaceutical clients would rather have RGI perform these additional tests and avoid the risks associated with sending valuable clinical trial specimens to a second lab. FISH tests employ an FDA approved methodology for analysis of DNA levels in a patient sample by binding the fluorescent DNA material in the test kit to the patient section. The amount of fluorescence captured by the patient specimens determines whether the patient’s tumor is positive or negative for the gene. A positive test by FISH analysis is required by pharmaceutical companies enrolling patients on therapy with various drugs targeting HER2 or EGFR. An FDA approved test kit is available for analysis of HER2 by FISH. We are using this test. Equipment is in place and the first analyses are being performed for our pharmaceutical clients on a research basis. We are in the process of adding this testing business to our CLIA certification application for patients receiving chemotherapies requiring FISH positive testing.

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IHC analysis. We have added the ability to analyze specimens by immunohistochemistry (IHC) for common ancillary tests such as estrogen receptor (ER) and progesterone receptor (PR). These tests, which are used to direct hormone therapy to breast cancer patients, involve binding of antibodies to patient specimens to detect levels of ER and PR by intensity of staining. Equipment is in place and the first analyses are being performed for our pharmaceutical clients on a research basis. We are beginning to market these ancillary tests to our pharmaceutical clients as research tests and will add these tests to our CLIA certification application.

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Bioinformatics Service for Pharmaceutical Clients. We produce gene expression data for our pharmaceutical clients using microarray and PCR technologies. We are beginning to offer detailed statistical analysis of the data we produce for our pharmaceutical clients. In the past the pharmaceutical clients received raw data from us and analyzed the results using their own statisticians. However, we have begun to receive requests for statistical analysis of this data using a series of bioinformatics software. We have acquired the necessary software and have successfully processed data for a pharmaceutical client. We are developing a team of statisticians and will market this service.

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DNA analysis by microarray. We have upgraded our Affymetrix Instruments to support analysis of DNA by microarray and intend to offer this service for our pharmaceutical clients. We have technologies in place to isolate DNA from FFPE specimens and will validate the use of this DNA on the Affymetrix Instrument. We plan to perform this validation within the next year, so that we may offer this service.

Growth through globalization of our service business.

We estimate based on our internal market research and experience to date that the addressable market opportunity for our testing services business in the area of analyzing tumor specimens in the course of clinical trails is between $400 and $500 million worldwide.

Demand within the pharmaceutical industry requires us to offer “integrated” service throughout the world for analysis of their clinical trial specimens. It is important to the pharmaceutical industry and the regulatory agencies that the same analytical methods be used for each clinical trial sample around the world so that the data can be easily compared and used for global drug development. Also, export of clinical trial specimens to the United States is restricted from some areas of the world such as China. Finally, the enrollment of patients in clinical trials sometimes depends on analyzing the sample for a specific biomarker within five days, which does not provide sufficient time for shipping specimens to the United States.

The pharmaceutical industry is moving a large percentage of their clinical trials to Asia to access and treat patients that are chemotherapy-naïve (patients who have not had previous chemotherapies), to carry out less expensive clinical trials and to generate “on site” chemotherapy response data to be used in conjunction with drug approval in these areas. The goal of our globalization plan is to offer a worldwide analysis of patient specimens and generate consistent data based on integrated common platforms and technology.

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Europe. We intend to offer pharmacogenomic testing at a site in Edinburgh, Scotland, which is associated with the University of Edinburgh and Edinburgh Royal Infirmary. We have established a subsidiary, Response Genetics, Ltd. through which we will manage the work at this site. As of March 2007, we began to lease this laboratory space and are equipping the laboratory to process specimens from specific clinical trials from a large pharmaceutical company. These trials, which involve about 10,000 patients, require us to analyze the patient sample within five days of surgery. It is not possible to ship the specimens to Los Angeles in this time frame, thus necessitating a laboratory on site in Europe. Other pharmaceutical companies have shown interest in processing specimens in Europe through us. The cost of the European lab will be offset by an advance on processing fees from a large pharmaceutical company.

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China. We intend to offer our services in China through an arrangement with an established biotech company, Shanghai Biochip Company, Ltd. (“SBC”). This collaboration is necessary, since the Chinese government does not allow shipment of patient specimens outside of China for processing elsewhere. We believe that placement of a laboratory in China is important because several of our pharmaceutical clients have stated that they have clinical trial specimens stored in China that they have not been able to analyze. Additionally, prospective clinical trials are planned in China as part of an effort to get drugs approved in China. We have finalized the terms of our arrangement with SBC. In the partnership, we will provide technology, training and the laboratory manager and SBC will provide the space, equipment and the rest of the staff.

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Japan and Asia (except China and India). We are seeking to complete an alliance with a large company in Japan offering, among other things, diagnostic services. This company would process specimens throughout Asia and Australia (except China and India) using our technology. Pharmaceutical clients have requested analysis of patient specimens on site in Japan and surrounding countries for prospective clinical trials for the same reasons we are opening the lab in Europe. We are in the later stages of negotiating the contract that will govern this partnership.

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India. We are seeking to form an alliance with a bioinformatics and pharmacogenomics service company in India to offer our service as a joint venture. We are in the process of establishing this arrangement. We would provide technology and training and the Indian company would provide the equipment, space and staff. Our relationship would also provide us with “seamless” data transfer through information technology networks generated for us by the Indian company. Our potential collaborator has also proposed to co-market bioinformatics services, especially our microarray data mining service, through their existing web based information service to the pharmaceutical industry.

We believe that growth in our pharmacogenomic testing services business will be enhanced by our ability to process specimens in various locations throughout the world. To our knowledge, we will be the only company offering this type of service with consistent results at various sites around the world to the industry.

Growth through strategic relationships.

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Co-marketing of our services by Affymetrix. We have recently become an Affymetrix service provider for analysis of pharmacogenomic information by microarray using the Affymetrix microarray platform. We expect this alliance with Affymetrix to expand our business, since there is an unmet demand from the pharmaceutical industry for analysis of paraffin tissue using microarray technology. Under the contract, Affymetrix will be able to announce us as a “solution” to their pharmaceutical clients for analysis of FFPE tissue and thereby co-market us as service provider to their clients.

Affymetrix has also upgraded our microarray system to allow us to analyze DNA as well as RNA. We are able to generate DNA and RNA from the same microdissected specimens and will now be able to add DNA analysis on the microarray platform as a new service.

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Collaboration with Roche Molecular Systems, Inc. Once a predictive biomarker has been found to be associated with response to a particular chemotherapeutic agent, a pharmaceutical company client may wish to develop a companion in vitro diagnostic (IVD) kit, to be available for testing the patient population globally as their drug is approved. Such a test that determines patient responsiveness to their drug could enhance the probability of approval of the new agent with the FDA. In order to provide such a test using higher quality reagents and with global distribution potential, we have formed a collaboration with Roche. Once we have developed effective research-grade reagents for a particular biomarker or series of biomarkers, the pharmaceutical company may contract directly with Roche to generate reagents compliant with FDA standards for development of IVD tests to replace our research reagents for a particular biomarker or series of biomarkers. We will use these high quality reagents comprising the pre-IVD test for positivity of a particular biomarker or series of biomarkers as a requirement to enroll a  patient in prospective clinical trials. Data from these trials will be submitted to the FDA for approval of an IVD kit for response simultaneously with the approval of the New Drug Application. Since we are involved in the discovery of the genes involved for response to a particular chemotherapy with the pharmaceutical client, we enjoy royalty free and exclusive rights to analyze the prospective trial specimens for these biomarkers. These include specimens generated from the large phase II and phase III trials to be submitted to the FDA, EMEA and other global regulatory agencies for approval of the drug. The value of this relationship is that we provide for the pharmaceutical industry testing services that produce research-grade assays for development of biomarkers and determination of the appropriate target populations for their therapy, and potentially enhance their opportunity for clinical trial success in enriched patient populations. In this way individualized therapy will be available to patients, and the speed to market of chemotherapy agents targeted to a subset of the population that would not have met the criteria for approval for the entire population will be increased.

Developing a pharmacogenomic test for generic drugs.

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Generic drug tests. The majority of patients that require chemotherapy are given drugs, such as Tamoxifen, that are no longer under patent from the pharmaceutical company that developed the drug. Once a company that seeks to produce and commercialize a generic version of one of these drugs has obtained approval from the FDA, the typically lower-priced generic drug may be used in place of the brand name drug. Tests for generic drugs are not likely to be developed by the pharmaceutical industry because they no longer have a commercial interest in those drugs, therefore, they are appropriate targets for the development of associated in-house tests. We intend to develop a pharmacogenomic test to determine whether an individual patient will be included in the 19% of NSCLC patients responding to Paclitaxel/Carboplatin or whether the physician and patient should consider a different chemotherapy. Paclitaxel and Carboplatin are both sold as generic drugs. We intend to develop pharmacogenomic tests to determine response to other generic drugs, if the market potential of the test is similar to that for Paclitaxel and Carboplatin. However, there can be no assurance that we will be successful in developing these tests, or if developed, that such a test will be commercially viable.

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Micro RNA Analysis. Our technology for extraction of nucleic acids from FFPE tissues delivers micro RNA as well as DNA and total RNA. We are developing a service to analyze specific micro RNAs from FFPE specimens for the pharmaceutical industry.

Providing customized pharmacogenomic information for sale to the healthcare industry from gene profiling data we collect through our research.

We intend to develop a bioinformatics database using the FFPE specimens of various tumor types with known stage, histology, survival time after treatment and other clinical parameters that we are analyzing by microarray. We are in the process of forming a relationship with a bioinformatics company specializing in marketing custom information to the pharmaceutical industry. This company will provide an appropriate web-interface to market our information to our clients. The information will allow our pharmaceutical clients to study in detail the molecular targets for their drugs in various tumor types. This database may provide useful molecular information to our pharmaceutical clients including which tumor types may contain targets for their drugs and, potentially, useful information for developing new drugs. Contract negotiations are underway with the bioinformatics company. Anaysis of FFPE specimens by microarray has been underway for the past year. We believe that the pharmaceutical industry is very interested in licensing access to this data set for the development of new drugs, repositioning old drugs and targeting their clinical trials to the most genetically susceptible population. All of this information can be taken into account by the pharmaceutical industry before deciding which patient population to target for positioning of their drugs and clinical trials of their pipeline of active agents. We intend to enter into agreements with clinicians for the rights to the pharmacogenomic information from patient specimens they provide us provided that such agreements may be negotiated consistent with applicable patient privacy laws. There can be no assurance that we will be able to enter into agreements with these clinicians on terms favorable to us, or at all.

Features of our pharmacogenomic database would include the following:

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Same Microarray Platform for all specimens: While assorted microarray data is available from the scientific literature, the analysis of the specimens has been done using different technologies (amplification methods) and different gene chip platforms. All of our data will be comparable, since we will use the same validated methods and platforms.

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Multiple Pharmacogenomic Analysis Platforms; Drug Positioning using information from various platforms. RNA and DNA will be available from the specimens analyzed by microarray. Therefore, we can offer custom testing of specific genes of interest to the pharmaceutical companies by RT-PCR and DNA mutation/SNP (single nucleotide polymorphisms) analysis from the same specimens. An example of the importance of custom service to pharmaceutical companies could be the case where the target of a particular chemotherapeutic agent is well known and the choice of a chemotherapy combination and specific patient population for a clinical trial is being sought. The specific chemotherapy target can be measured quantitatively by RT-PCR in the RNA of various patient populations and the microarray data from patients with the target can be searched for pathways that would predict the most promising patient population and class of drugs with which to combine the therapy for a successful clinical trial of the agent.

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Custom Service: If the pharmaceutical company is interested in gene expression profiling of a patient population that we do not have in the database, it is possible that we can acquire specimens with the appropriate characteristics from our network of clinical investigators. Our clinical investigator network consists of clinicians that have co-published a large number of manuscripts with us in the past. They have helped us in the past to identify other clinicians with collections of rare tumor specimens needed for analysis. However, there can be no assurance that we will be able to enter into agreements with these clinicians on terms favorable to us, or at all.

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Regional Population Data: We expect to acquire pharmacogenomic data by geographical region and then make this information available to the pharmaceutical industry. Positioning of drugs in the “genetically” appropriate population may help in the strategic development of successful.

We are seeking to enter into an agreement with an established bioinformatics company in India to format the microarray data in a way that would be usable to the pharmaceutical industry and offer the necessary web based interface for licensing the data to our clients.

We cannot assure you that we will successfully develop a pharmacogenomic database or that such a database will ever be successfully commercialized or that we will enter into any proposed arrangement with the Indian company.

Strategic Collaborations

License Agreement with the University of Southern California

In April 2000, as amended in June 2002 and April 2005, we entered into a license agreement with USC, pursuant to which USC granted us a worldwide, exclusive license with the right to sublicense, the patents for RGI-1 and related technology, for use in human and veterinary diagnostic laboratory services, the sale of clinical diagnostic products, and the sale of research products to the research community. We are obligated under the agreement to use best efforts to work toward the commercialization of the licensed technology. In consideration for this license, we are obligated to pay royalties to USC, as a percentage of net sales of products or services using the technology, and to meet a certain minimum in royalty payments. Royalty expense for the years ended December 31, 2006 and 2005 was $160,674, $157,656, respectively and $34,051 and $14,296 for the three months ended March 31, 2006 and 2007, respectively. USC retains the right under the agreement to use the technology for research and educational purposes.

Upon authorization from us, USC has the obligation to undertake all responsibilities for the filing, prosecution and maintenance of all patents covered under the license; however, we have agreed to reimburse USC for all associated costs. If we elect not to pursue a particular patent, the rights to that patent revert to USC if USC takes the necessary steps to prosecute and maintain the patent; if USC does not undertake such actions, the exclusive license rights to the patent remain with us. We bear full responsibility for enforcement of patent rights against all claims of infringement by third parties and the right, but not the obligation to bring action against any alleged infringement of the licensed patents by third parties, bearing all costs. USC has the right to pursue any offensive enforcement we chose not to pursue at its own expense and we may agree with USC to pursue such action jointly, sharing all related costs.

This agreement terminates on the first to occur of: (i) the date of the expiration of the last to expire of the patents issued in any country, or (ii) if no patents issue, the date on which any decision or determination  to reject or deny the last remaining patent application or claim becomes final. Either party may terminate this agreement for uncured material breach or default upon written notice to the other party. We may terminate the agreement for any reason, upon written notice to USC. USC may terminate the agreement, upon written notice, in the event that we transfer or assign our rights and obligations under the agreement to a third party, in any manner contrary to the terms of the agreement or in derogation of USC’s proprietary rights; and immediately if we fail to obtain or maintain insurance coverage and for other specified causes. We are obligated to indemnify USC against all liabilities to third parties, from claims arising in connection with the agreement and our use, sale or other distribution of services and products involving the licensed technology. We also are required to maintain comprehensive general liability insurance, appropriately covering the full scope and range of activities we pursue with the licensed technology.

License Agreement with Roche Molecular Systems, Inc.

In November 2004, we entered into a license agreement with Roche, pursuant to which we are collaborating with Roche to produce commercially viable assays related to the validation of genetic markers for pharmaceutical companies. Specifically, we have licensed the rights to Roche to use the pre-diagnostic assays we develop in the course of using our RNA-extraction technologies to provide testing services to pharmaceutical companies, to produce diagnostic kits that then can be sold commercially to those pharmaceutical companies. Roche is required to pay us royalties of a certain percentage of net sales of the diagnostic kits sold to pharmaceutical companies.

Roche will own the rights to all improvements or modifications solely made by it to the assays or to the technologies we use to develop those assays. Roche has granted us a license to use the optimized assays that form the basis of the diagnostic kits for research purposes. Each party has the exclusive right to prosecute, maintain and defend against infringement, its own patents and applications for patents using counsel of its choice at its expense.

The agreement will continue until the date on which each and every application for patent and claim of our patent rights has expired, been disclaimed, been cancelled, abandoned or terminated, or has been held invalid by a court of law. Either party may terminated the agreement for material breach or for cause, as defined in the agreement, upon prior written notice to the other party. Following the two year anniversary of the effective date of the agreement, either party may terminate the agreement by meeting certain notice obligations and provided that the term will be extended to the point necessary to meet the requirements of any third party pharmaceutical company collaboration transaction then subject to completion.

Patent License Agreement with Roche Molecular Systems, Inc.

In November 2004, we entered into an agreement with Roche pursuant to which we obtained a royalty-bearing, non-exclusive, personal, non-transferable license to use certain licensed technology, including specified nucleic acid amplification processes, to perform certain polymerase chain reaction-based human in vitro clinical laboratory services.

Roche retains all proprietary rights to the licensed technologies and our non-exclusive license is limited to the use of the technology as described above. Under this agreement, neither party is obligated to defend any proprietary rights against third parties for infringement.

In consideration for this license, we are obligated to pay royalties to Roche, as a certain percentage of revenues we receive from performing services using the licensed technology. Royalty expense for the years ended December 31, 2006 and 2005 was $221,861 and $213,105, respectively and $45,968 and $19,527 for the three months ended March 31, 2006 and 2007, respectively.

This agreement terminates on the date of expiration of the last to expire of the patents included in the licensed technology. Roche may immediately terminate the agreement upon written notice in the event of any material change in our ownership or control, or in the event that we breach certain non-assignability provisions of the agreement. Roche may also terminate the agreement upon prior written notice in the event of any breach or default by us of a material term under the agreement. The agreement will automatically terminate upon our entry into bankruptcy or similar proceedings.

Services Agreement with Taiho Pharmaceutical Co., Ltd.

In July of 2001, we entered into an agreement with Taiho pursuant to which we will provide Taiho with molecular-based tumor analyses for use in guiding chemotherapy treatment for cancer patients using RGI-1, for use in its business developing and marketing pharmaceutical and diagnostic products for use against cancer. Pursuant to the agreement, we appointed Taiho as the exclusive purchaser in Japan of tests and testing services based upon RGI-1 using gene expression for: (i) any one or the combination of specified molecular markers, (ii) the therapeutic use of specified compounds, or (iii) the diagnosis or therapeutic treatment of specified precancerous and cancerous diseases. We also granted Taiho the right to be a non-exclusive purchaser in Japan of tests and testing services based upon RGI-1 using gene expression, other than those for which Taiho has exclusivity, for: (i) any one or combination of molecular markers, (ii) the therapeutic use of any compound or biological product against cancer, or (iii) the diagnosis or therapeutic treatment of precancerous and cancerous diseases.

We are obligated to notify Taiho of new molecular markers, therapeutic compounds and diseases for which RGI-1 may be useful and to offer Taiho the option of including those within its exclusivity. Taiho must perform all testing services pursuant to our instructions and we retain the right to process some or all of the testing services for Taiho internally, or through any other designated and licensed laboratory; provided that such other laboratory is under an appropriate obligation of confidentiality with respect to this agreement.

In consideration for the testing services provided, Taiho made a fixed amount advanced payment to us and is obligated to pay regular testing fees, covering the specific services performed on a monthly basis. Taiho is obligated to purchase a minimum amount of testing services from us during each calendar quarter. Revenue recognized under this agreement for the years ended December 31, 2006 and 2005 was $2,745,125, and $3,226,150, respectively. We obtained a non-exclusive sublicense from the University of Southern California for Taiho for distribution of the testing services in Japan. We retain all intellectual property rights to our proprietary testing services and materials, other than specimens provided by Taiho, and all related patent applications. Provided that, however, Taiho retains all intellectual property rights to the results of the testing services performed under the agreement.

Taiho has agreed to indemnify us against any damages claims brought by third parties based on the distribution of the testing services; any claims related to false advertising or unfair competition; and any regulatory challenges. We have agreed to indemnify Taiho against claims of intellectual property infringement related to the testing services. Both parties have agreed to indemnify one another against any breaches of warranties or failures to perform obligations under the agreement. We have agreed to maintain comprehensive general liability insurance for the term of the agreement and for a specified period thereafter. Either party has the right to terminate the agreement in the event of an uncured material breach by the other party, upon written notice, or for cause, as defined under the agreement. Since we do not hold a patent for RGI-1 in Japan, we have agreed to negotiate to adjust Taiho’s fee obligations in the event that a third party obtains a patent for similar testing services in Japan and offers those services at a competitive rate. In the event that we cannot reach an agreement Taiho has the right to terminate the agreement upon fulfilling certain notice obligations. In addition, should Taiho terminate the agreement for cause, Taiho retains the right to have Dr. Peter Danenberg and/or Kathleen Danenberg provide the testing services in the same manner as we provide them under the agreement.

Services Agreement with SmithKline Beecham Corporation (d.b.a. GlaxoSmithKline) (“GSK”)

In January 2006, we entered into an agreement with GSK, pursuant to which we provide services in relation to profiling the expression of various genes from a range of human cancers. Under the agreement, we will provide GSK with testing services as described in individual protocols and GSK will pay us for such services based on the pricing schedule established for each particular protocol. GSK is obligated to make minimum annual payments to us under the agreement and also was obligated to make a non-refundable upfront payment to us of $2,000,000, of which $600,000 was recognized as revenue during the year ended December 31, 2006, to be credited against work undertaken pursuant to the agreement. The contract also provides for minimum annual assay testing requirements over a three year period ending January 2009. The minimum amount of revenue to be recognized during the term, which will expire in January 2009, will be $6,500,000. Revenue recognized under this agreement for the year ended December 31, 2006 and the three months ended March 31, 2007, was $2,374,800 and $1,037,433, respectively. GSK retains the rights to any intellectual property resulting from our performance of the testing activities contemplated under the agreement, and we have agreed to cooperate with and assist GSK with taking any steps necessary for obtaining copyright protection for such intellectual property. We retain all intellectual property rights to our proprietary testing and gene production processes and all related patents.

Both parties have agreed to indemnify one another mutually against any liabilities to third parties arising from a party’s negligence or failure to perform activities contemplated under the agreement or as a result of any material breaches of the agreement by a party, or an employee or affiliate of that party. The initial term of the agreement will extend until January 2009, at which point, GSK has the right to extend the agreement for up to two one-year periods. Subsequently, the parties have the option to extend the agreement for one-year renewal periods upon their mutual written consent. GSK has the right to terminate the agreement or any particular study to be performed under the agreement, with or without cause, upon prior written notice to us. Either party may terminate the agreement upon written notice, for uncured material breach or for cause, as defined under the agreement.

Master Laboratory Test Services Agreement with GlaxoSmithKline Biologicals (“GSK Bio”)

In December 2006, we entered into an agreement with GSK Bio, the vaccine division of GlaxoSmithKline, pursuant to which we will provide testing services, principally in relation to profiling the expression of various genes from a range of human cancers, primarily through a laboratory we are establishing in Scotland, in part using funding provided by GSK Bio. We will conduct the testing services on tissue specimens provided by GSK Bio pursuant to various statements of work governed by this agreement and GSK Bio will pay us for the testing services based on pricing schedules outlined in part in the agreement and further in each of those statements of work. The agreement required that GSK Bio make an upfront payment of $2,620,000 which we received in December 2006. The agreement further specifies that GSK Bio will pay annual minimum payments in 2007, 2008 and 2009 and that the upfront payment made in December 2006 will be credited against the annual minimum payments in 2007 and 2008. The agreement also provides that any differences between the annual minimum payments made in 2007, 2008 or 2009 and the amounts due to us for testing services performed on specimens submitted by GSK Bio during the years the three years ended December 31, 2009 be credited towards services performed during the year ending December 31, 2010, the final year of the agreement. The minimum amount of revenue to be recognized during the term of this contract, which will expire in December 2010, is approximately $7,300,000. The timing of the recognition of these amounts is dependent upon when GSK submits the specimens for testing. We did not recognize any revenue from this agreement in 2006. We recognized $107,476 of revenue under this agreement during the three months ended March 31, 2007.

GSK Bio retains intellectual property rights to all inventions, improvements and data resulting from the testing services and bears the full expense of patent prosecution and enforcement, trademark prosecution and otherwise securing the intellectual property rights of such inventions, improvements and data. We retain all intellectual property rights related to our testing services, proprietary processes and all associated intellectual property and bear the full responsibility for prosecuting and maintaining our intellectual property rights. We have agreed to joint ownership by us and GSK Bio of any improvements to our intellectual property that occur in the course of our providing the testing services. GSK Bio has the discretion to seek patent protection for the joint intellectual property at its own expense and if it declines to do so, we have the right to seek patent protection at our expense. All intellectual property owned by either party on the date of this agreement remains the exclusive property of the owning party. We and GSK Bio have agreed to mutually indemnify one another against all claims arising based on the agreement.

The agreement continues until December 31, 2010 or until the completion of the recruitment phase of a specific trail of GSK Bio, as contemplated by the agreement. GSK Bio has the right to terminate the agreement at anytime, upon prior written notice to us. Either party may terminate the agreement for uncured material breach, if the other party enters into bankruptcy or similar proceedings, or if the other party is unable to perform its obligations under the agreement for a period of more than three months due to force majeure.

Service Provider Agreement with Affymetrix

In September 2006, we entered into an agreement with Affymetrix, pursuant to which Affymetrix has granted us a non-exclusive, non-transferable, non-sublicensable license to use its GeneChip® microarrays to provide our pharmacogenomic testing services to our academic, biotech and other industrial clients. Under this agreement, we work with Affymetrix pursuant to a formal service provider arrangement. Prominent among the features of this arrangement is that each party has the right to use the other party’s trademarks and logos in the course of advertising and marketing their own products and services. However, such right may be terminated at the option of either party if the other party’s use does not meet the first party’s usage policy. Except as expressly agreed to, Affymetrix retains all rights or licenses to any patents or other intellectual property owned or licensable by it. This agreement also greatly expands our right to market and sell the results of our pharmacogenomic testing using Affymetrix’s proprietary probe arrays. We pay Affymetrix based on the number of their probe arrays we use on a quarterly basis, pursuant to pricing schedules broken down by the type of client to whom we are providing our services. In addition, our clients also may purchase probe arrays directly from Affymetrix and direct that Affymetrix ship those probe arrays to us, for dedicated use in conducting pharmacogenomic testing services for such clients. During the year ended December 31, 2006 we paid $375,522 to Affymetrix under this agreement.

We have agreed to grant Affymetrix a non-exclusive, worldwide, fully sublicensable, fully paid-up, royalty-free, irrevocable, perpetual license to all product improvements that result from our use of the probe arrays. We have the right to request that Affymetrix design and manufacture, under terms of strict confidentiality, custom probe arrays or custom nucleic acid probe panels for specific sets of nucleic acid target sequences. We agree to indemnify Affymetrix for all liabilities to third-parties arising from or relating to such target sequences or their use.

This agreement has an initial term of one year, with the option for renewal for an additional one-year term upon mutual agreement of the parties. Affymetrix has the right to terminate the agreement for cause, upon 30 days written notice, (i) if it receives two or more substantial client complaints in a one-year period regarding the services we are providing to our clients, (ii) if it determines that we have failed to maintain a high level of service, or (iii) if it determines that we have failed to successfully meet the requirements of any reasonable technical or scientific audits administered by Affymetrix.

Arrangement with Applied Biosystems

In December 2005, we entered into an arrangement with Applied Biosystems pursuant to which we will purchase from them certain RT-PCR assay kits and associated primers and probes for use in our pharmacogenomic tests. Using its proprietary technology, Applied Biosystems designs and manufactures a variety of products for use in various genetic and related analytic assays. Under this arrangement, we purchase assay kits built around standard oligonucleotide sequences (short fragments of DNA) and we can request that Applied Biosystems produce kits containing custom oligonucleotide sequences for us. Specifically, we have been purchasing the Taqman assay kit, one of the primary tools used in our pharmacogenomic tests from Applied Biosystems. We pay for the kits per-order, based on pricing terms published and updated regularly by Applied Biosystems. Payments are due 30 days from the date of the invoice but the term of payment may be extended on credit. Applied Biosystems retains the right at all times to change any payment and credit arrangements and, if it determines we have become uncreditworthy, to refuse payment on credit and to assess late payment charges for any outstanding amounts. This agreement is terminable at will by either party.

Applied Biosystems’ terms of sale provide that Applied Biosystems will indemnify us from and against any infringement damages finally awarded based on claims by third parties that the manufacture or sale of the purchase infringe patent or other intellectual property rights of such third parties. With regard to alleged infringement claims, Applied Biosystems has the option either to procure for us the right to continue using the product; or to replace or modify the product so that it becomes non-infringing; or to require us to return the product and refund the price actually paid, less a reasonable amount for any use, damage or obsolescence; or to substitute another suitable non-infringing product for the infringing product.

Applied Biosystems retains the rights to any inventions, discoveries, improvements, and other intellectual property that are conceived, developed, reduced to practice, or generated by Applied Biosystems or jointly with us that relate to the design or manufacture of assay kits and associated primers and probes. Applied Biosystems agrees to maintain the confidentiality of any confidential information we disclose to them for a period of seven years following disclosure.

Agreement with Shanghai BioChip

In March 2007, we entered into a collaboration agreement with Shanghai BioChip Company, Ltd. (“SBC”) pursuant to which SBC will provide pharmacogenomic testing services in China using our RGI-1 extraction technology. Under this agreement, we work with SBC pursuant to a formal statement of work (“SOW”) arrangement. This agreement greatly expands our ability to provide our services globally, particularly in China. Specifically, this agreement allows us to collaborate with some of our current clients in the pharmaceutical industry as we can now process specimens collected during clinical trials that are based in China. Additionally, this agreement allows us to offer our services to companies within China.

Pursuant to the agreement, we have granted SBC an exclusive license in China to provide services in China using our proprietary RGI-1 RNA extraction technology. Subject to consent from the University of Southern California, we will grant SBC an exclusive sublicense to patents licensed from the University of Southern California for distribution of testing services in China. In turn, SBC will perform RNA extraction from FFPE tissue specimens exclusively for us during the term of the agreement. SBC must perform all testing services pursuant to our instructions and we retain the right to generate and report all final results. All proposed contracts from SBC using our testing services must be explicitly approved in writing by us. We have also retained the rights to any intellectual property which result from the performance of this collaboration agreement.

Outside of certain shared costs, as specified in the agreement, we and SBC each are individually and separately responsible for our own costs. Specifically, we are responsible for costs related to royalty payments to third parties under existing licensing agreements, license fees for our intellectual property and the salary of the General Manager of the facility, costs associated with the analysis of raw data from test results, costs associated with generating final reports to customers, costs of responding to customer inquiries regarding the results of analysis the data and the report of test results, and costs associated with providing training and assistance with laboratory setup.

SBC is responsible for expenses related to the initial cost of laboratory equipment, as well as the cost of any additional equipment necessary as a result of increases in volume of business; maintenance or service fees and expenses for the existing testing equipment; the cost of reagents; the cost of qualified laboratory space, including any rent for such space; expenses and salaries associated with laboratory personnel, including the Vice-General Manager and necessary FTE personnel to perform collaboration services; the costs of responding to customer inquiries regarding the performance of the testing, storage of the samples and other record keeping; and the costs associated with training and commencement of operations.

Our agreement with SBC has an initial term of five years, with an automatic renewal for an additional three-year term unless either party gives 90 days notice in advance of the renewal date of its intent not to renew. We may terminate the agreement on the occurrence of: (i) errors in SBC’s processing of samples that exceeds levels in our other facilities; (ii) the inability to achieve laboratory qualifications within 12 months; (iii) the failure to adequately address quality concerns raised by two or more customers; and (iv) refusal by SBC to agree on a reasonable request for a SOW. Either party may terminate this agreement for uncured material breach, insolvency or bankruptcy, or substantial use of the name of the other party without consent.

Intellectual Property

We rely on a combination of patents, trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect our intellectual property rights in our products, technology and processes. We have proprietary rights in four areas.

First, we exclusively license from USC the use of the RGI-1 extraction method, which has been patented in the United States. Currently, this exclusive license includes four United States patents related to this technology. We use this patented method when processing specimens, particularly isolating RNA from FFPE tissue, as part of our contractual obligations with various clients, including Taiho and Roche. We also have proprietary rights in additional variations on the RGI-1 extraction technology, for which patent applications are pending in the United States and abroad. We also use or intend to use these proprietary methods when meeting our contractual obligations with various clients and when developing diagnostic tests for cancer. We intend to protect these proprietary technologies, including our RGI-2 extraction method, by filing patent applications in the United States and abroad.

Next, we have identified and are in the process of identifying tumor response markers, which provide an indication of an anti-cancer drug’s effectiveness or ineffectiveness based upon the level of such determinant in a particular tumor. We intend to protect these proprietary developments to the extent allowable under current law. We have patented and have patent applications pending related to certain tumor response markers in the United States and abroad. For example, we have patented methods of quantifying expression of response markers from tumor tissue, which provide guidance in determining appropriate chemotherapeutic regimens for patients that are candidates for treatment with particular chemotherapies. Currently, we have eleven United States patents that relate to certain tumor markers. Such markers include thymidylate synthase (TS), dihydropyrimidine dehydrogenase (DPD), excision repair gene CC1 (ERCC1), glutathione-s transferase pi (GST-π), epidermal growth factor receptor (EGFR) and HER2/neu gene. We use some of these patented methods as part of our contractual obligations with various clients. Additionally, we are in the process of licensing the use of our HER2/neu method to clients.

Additionally, we have proprietary rights in our database, in which we have compiled the results of our analysis of archived paraffin-embedded tissue specimens, clinical trials, and recently received patient tissue specimens in establishing response determinants for anti-cancer drugs, and in which we are continuing to compile data. We have protected and will continue to protect this database as a trade secret.

Finally, we have proprietary rights and know-how in the factors which allow us to standardize the quantitative gene expression levels used in our database, and the computation of such values from the readings provided by the laboratory equipment used in the analysis of the mRNA extracted from a patient’s tumor, using our proprietary conversion factors.

We have and will continue to pursue the registration of our trademarks in the United States and internationally. Response Genetics, RGIonline.com, Danenberg Tumor Profile, Man in Circle Design, and DTP are registered trademarks in the United States. We currently hold the domain name www.responsegenetics.com.

We intend to broaden the scope of our intellectual property and consider our technologies and proprietary know-how to be critical to our future success.

Regulation

CLIA

The Clinical Laboratory Improvement Amendments of 1988, or CLIA, provide for the regulation of clinical laboratories by the United States Department of Health and Human Services. This law requires the certification of clinical laboratories that conduct tests on human subjects and imposes specific conditions for certification. CLIA is intended to ensure the accuracy, reliability and timeliness of patient test results performed in clinical laboratories in the United States by mandating specific standards in the areas of personnel qualification, administration participation in proficiency testing, patient test management, quality control, quality assurance and inspections. CLIA regulations also contain guidelines for the qualification, responsibilities, training, working conditions and oversight of clinical laboratory employees. In addition, specific standards are imposed for each type of test that is performed in a laboratory. The categorization of commercially marketed in vitro diagnostic tests under CLIA is the responsibility of the FDA. The FDA will assign commercially marketed test systems into one of three CLIA regulatory categories based on their potential risk to public health. Tests will be designated as waived, of moderate complexity or of high complexity. CLIA and the regulations promulgated thereunder are enforced through quality inspections of test methods, equipment, instrumentation, materials and supplies on a periodic basis.

The testing services currently being provided by us are not subject to CLIA and do not require a license in California because the test results are not used for the diagnosis, prevention, or treatment of any disease or condition or to assess the health of individual patients. They are used for research use only. We anticipate, however, that in the future, our test results will be used to support our clients’ new drug applications and other marketing applications and perhaps to identify patients who will benefit from a particular therapy once it is approved by the FDA. We anticipate that most if not all of the tests that we will perform in our laboratories will be considered high complexity tests, for which CLIA certification and state licensure will be required. In 2006, we engaged Paraxel International, LLC, a firm offering regulatory compliance, consulting and strategies to the pharmaceutical and biotech industry, to help us submit our application for CLIA certification. We submitted our application on September 5, 2006. When and if we obtain this certification, we will be subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our laboratory. On March 26, 2007, we received a clinical laboratory license for California. This license is valid until March 14, 2008.

Other Laboratory Regulations

CLIA does not preempt state laws that are more stringent than federal law. On March 26, 2007, we received a clinical laboratory license to conduct testing in California. California laws establish standards for day-to-day operation of our clinical laboratory, including the training and skills required of personnel and quality control. Moreover, several states require that we hold licenses to test specimens from patients residing in those states. Other states have similar requirements or may adopt similar requirements in the future. Finally, we may be subject to regulation in foreign jurisdictions if we seek to expand distribution of our tests internationally.

If we are unable to obtain CLIA certification, or if we lose our California license, we would not be able to sell tests for prospective clinical trials which would limit our revenues and harm our business. If we were unable to obtain or lost necessary licenses in other states, we would not be able to test specimens in those states.

HIPAA Compliance and Privacy Protection

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) established for the first time comprehensive federal protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities:” health plans, health care clearing houses, and health care providers who conduct certain health care transactions electronically. Covered Entities must have in place administrative, physical and technical standards to guard against the misuse of individually identifiable health information. Additionally, some state laws impose privacy protections more stringent than HIPAA’s. There are also international privacy laws, such as the European Data Directive, that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. We are not presently a Covered Entity subject to HIPPA privacy and security standards. It is possible, however, that in the future we may become a Covered Entity (for example, if any of our tests becomes reimburseable by insurance payors). Regardless of our own Covered Entity status, HIPPA presently applies to many of the facilities and physicians from which we obtain tissue specimens and associated clinical information. Our activities must also comply with other applicable privacy laws. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain tissue specimens and associated patient information could significantly impact our business and our future business plans.

Food and Drug Administration

The U.S. Food and Drug Administration, or the FDA, regulates the sale or distribution, in interstate commerce, of medical devices, including in vitro diagnostic test kits. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to the FDA’s quality system regulation, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Most in vitro diagnostic kits are regulated as Class I or Class II devices. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, such as recalls, detentions, orders to cease manufacturing and restrictions on labeling and promotion.

The FDA presently requires clearance or approval of diagnostic test kits that are sold widely to labs, hospitals and doctors, considering them to be medical devices. However, diagnostic tests that are developed and performed by a CLIA-certified reference laboratory, known as “home-brew,” “in-house” or “laboratory-developed” tests, have been generally considered clinical laboratory services. The FDA has stated that it has the power to regulate laboratory-developed tests such as the ones that we hope to develop. Nevertheless, it has exercised enforcement discretion in not regulating most laboratory-developed tests performed by high complexity CLIA certified laboratories.

On September 7, 2006, the FDA published a “Draft Guidance” describing the Agency’s current thinking about potential regulation of “In Vitro Diagnostic Multivariate Index Assays (IVDMIA).” An IVDMIA is defined as a test system that employs data, derived in part from one or more in vitro assays, and an algorithm that usually, but not necessarily, runs on software, to generate a result that diagnoses a disease of condition or is used in the cure, mitigation, treatment, or prevention of disease. The Draft Guidance suggests that the FDA may seek to regulate such tests in the future. IVDMIA tests may include diagnostic tests using multiple genes to determine whether a patient has a high or low risk of recurrence or response to a particular chemotherapy. The comment period for the Draft Guidance recently was extended to March 7, 2007.

The degree to which in-house tests are regulated by the FDA has also been the focus of recent Congressional attention, and Congress is considering the introduction of legislation that would all subject all such tests (not only IVDMIAs) to premarket review or approval by the FDA.

The diagnostic and chemotherapy response tests being developed by Response Genetics include the use of gene sets involving multiple genes and algorithms to determine whether a patient falls into a “high” or “low” risk for recurrence of response to a particular chemotherapy. Response Genetics plans to continue development of these tests as “in house” tests until the degree to which these tests are to be regulated by the FDA becomes clearer. We will continue to monitor both the FDA and Congress and we intend to comply with any new requirements that may apply.

Good Laboratory Practice (GLP)

We are subject to various regulatory requirements designed to ensure the quality and integrity of our testing processes. Our standard operating procedures are written in accordance with applicable regulations and guidelines for operating in the United States. The industry standards for conducting preclinical laboratory testing are embodied in Good Laboratory Practice regulations, or GLP, regulations promulgated by the FDA. In the United States, non-clinical studies intended for FDA submission must be conducted in accordance with GLP; foreign governments may require our North American clients to comply with certain regulatory requirements of other countries (in order to gain approval within these countries), such as regulations promulgated by the Japanese Ministry of Health, Labor and Welfare and Ministry of Agriculture, Forestry and Fisheries, and in Europe, the Organisation for Economic Co-operation and Development. GLP regulations specify requirements for facilities, equipment, and professional staff and standardized procedures for conducting studies, including procedures for recording and reporting data and for managing study materials and records. In addition, we have established a required quality assurance program that monitors ongoing compliance with GLP regulations by auditing test data and reporting and conducting inspections of testing procedures.

Manufacturing

We currently intend to rely on contract manufacturers or collaborative partners to produce materials necessary for our research and development efforts and to produce our diagnostic tests. We plan to continue to rely on these manufacturers and collaboration partners to manufacture these materials if any of our diagnostic tests is approved for marketing by the FDA or any foreign regulatory authority.

Information Technology

We have implemented an internally developed database system that is used to perform tracking, evaluation, and reporting of laboratory specimens as they are analyzed. The database system is maintained using application software consisting of a multi-tier MS SQL Server application using Thin Crystal reports for data reporting. Analysis results are imported from TaqMan® PCR instruments. The application platform consists of a Windows 2000 server on the back end, with Windows XP Professional workstations as clients operating within the corporate Local Area Network (“LAN”). We also make use of commercial software applications that allow biostatistical analysis of data generated from chip array studies. These systems will be used in the facilities developed overseas by us to ensure that results from sample processing are consistent from location to location.

In March 2007, we entered into a services agreement with Jubilant Biosys Ltd. (“Jubilant”) pursuant to which Jubilant will provide us with software development and technical support. Under this agreement, Jubilant will develop software that will allow us to integrate all of our laboratory database systems. Additionally, this software will enable us to have a unified database system in all of our locations, particularly those located overseas, and to provide worldwide bioinformatics services. After completion, this unified database system will replace the existing RGI laboratory database systems.

We employ a LAN configured as a switched Ethernet network over the TCP/IP protocol supporting the responsegenetics.com domain. This LAN hosts the basic business functions for us including office applications, electronic mail, general ledger/accounting software, internet connectivity etc. A similar configuration will be established in our new facilities as needed to support business efficiency.

Specimen storage equipment consists of lockable cabinets that are catalogued for the storage of paraffin-embedded specimens for our clients. Our database provides locator information in order to retrieve these archived specimens as needed. In addition, we maintain freezers to store frozen tissue specimens. These freezers are monitored via computerized probes on a continuous basis to ensure that temperatures are maintained at levels necessary to keep these specimens frozen. Should temperatures in any of the freezers move out of range due to mechanical failure an emergency alert is sent to us for response. These freezers are also supported by a freestanding emergency backup generator that will engage in the event of a general power outage to in order to maintain freezer temperatures at necessary levels. As we expand globally, similar storage systems will be developed at our facilities as necessary to safeguard tissue specimens.

Competition

We provide services in a segment of the healthcare industry that is highly fragmented and extremely competitive. Any failure to respond to technological advances and emerging industry standards could impair our ability to attract and retain clients. This industry is characterized by rapid technological change. Our actual and potential competitors in the United States and abroad may include major pharmaceutical, biotechnology, genomic and diagnostic companies such as Genomic Health, Inc. and Clinical Data, Inc., large clinical laboratories, universities and other research institutions. Many of our potential competitors have considerably greater financial, technical, marketing, research and other resources than we do, which may allow these competitors to discover important information and technology before we do. It is anticipated that competition will continue to increase due to such factors as the perceived potential for commercial applications of biotechnology and the continued availability of investment capital and government funding for cancer-related research. Our competitors may succeed in developing diagnostic products that circumvent our technologies or product candidates. Also, our competitors may succeed in developing technologies or products that are more effective than those that will be developed by us or that would render our technology or product candidates less competitive or obsolete.

In addition, we are developing our services and product candidates to impact certain methods for treating cancer. If those methods change, it is likely that the demand for our services and product candidates would significantly decline or cease altogether. The development of new or superior competing technologies or products, or a change in the methodology of treating cancer, could affect our competitive position and harm our business. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.

Additionally, several development-stage companies are currently making or developing product candidates that compete with or will compete with our potential products. Competitors may succeed in developing, obtaining approval from the FDA or marketing technologies or products that are more effective or commercially attractive than our potential products or that render our technologies and current or potential products obsolete. Competitors may also develop proprietary positions that may prevent us from commercializing product candidates.

Employees

We had 41 full-time and part-time employees as of May 30, 2007. Our employees are not represented by any collective bargaining organization and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located at 1640 Marengo St., Los Angeles, California, 90033. We sub-lease 11,271 square feet of space, adjacent to the University of Southern California, where research and development and administrative functions are performed. Our current lease expires on January 31, 2010. We believe that our facility is sufficient for our U.S. operations in the near term.

Our subsidiary, Response Genetics Ltd., maintains its headquarters at Chancellor’s Building, Royal Infirmary of Edinburgh, 49 Little France Crescent, Edinburgh Scotland EH16 5JB. We lease 490 square meters of space (approximately 5,275 square feet of space), where our administrative functions and laboratory functions are performed. Our current lease expires on March 31, 2010. We believe that our facility is sufficient for our European operations in the near term.

Legal Proceedings

We are not a party to any legal proceedings.

MANAGEMENT

Executive Officers, Other Officers and Directors

Our executive officers and directors and their respective ages and positions as of April 30, 2007 are as follows:

Name	Age	Position

Tom DeMeester, M.D.	69	Chairman of the Board
Kathleen Danenberg	60	Director, Chief Executive Officer and President
David M. Smith	40	Vice Chairman of the Board
Michael Serruya	43	Director
Hubertus Spierings	62	Director Designee
Thomas Stankovich	46	Vice President, Chief Financial Officer and Secretary
James Clark	38	Vice President and Chief Operating Officer
Denise McNairn	39	Vice President and General Counsel

The following is a brief summary of the background of each of our executive officers, and directors. There are no family relationships among any of the executive officers or directors.

Tom R. DeMeester, M.D. joined us in March 2000 as Chairman of our board of directors. Dr. DeMeester has been the Chairman of the Department of Surgery and Professor of General and Cardiothoracic Surgery at the USC School of Medicine since 1990. From 1984 to 1990, Dr. DeMeester served as Chairman and Professor of the Department of Surgery at Creighton University School of Medicine. Dr. DeMeester received his M.D. from the University of Michigan School of Medicine and a B.A. from Calvin College.

Kathleen Danenberg has been our Chief Executive Officer and President since 2002. Prior to that, she served as our Vice President and Chief Scientific Officer from December 2000 to December 2002. Ms. Danenberg has served as one of our board members since March 2000. Ms. Danenberg’s began her career in molecular research and developed broad expertise in a variety of areas and applications. While at USC, Ms. Danenberg invented a breakthrough patented method to extract RNA from formalin-fixed paraffin embedded tissue specimens which became the basis for the establishment of Response Genetics, Inc. Prior to her work at USC, Ms. Danenberg worked with the renowned enzyme kineticist Dr. W.W. Cleland at the University of Wisconsin to elucidate the mechanism of action of the enzyme hexokinase. Ms. Danenberg has over 100 scientific publications to her credit.

David M. Smith is a founder and has served as Vice Chairman and a Director of our board of directors since December 1999. From 1998 until 2005, Mr. Smith was an Executive Vice President and Director, and later, Chief Operating Officer of CoolBrands International Inc. (TSE:COB.A), and from 1993 until 2006, he was a Director, and later the Chairman and Chief Executive Officer, of Calip Dairies, a privately held consumer products company. Mr. Smith was also the Chairman and Chief Executive Officer of Hempstead Capital Corporation, a private holding company, until it was acquired in 2006. Mr. Smith is currently the founder and Managing Partner of Smith Global Ventures, a privately held venture firm. Mr. Smith received a B.A. degree and graduated with honors from Boston University.

Michael Serruya has served as a member of our board of directors since March 2000. Since February 2000, Mr. Serruya has been Chairman of Yogen Fruz World Wide Incorporated, and from 1995 to February 2000 he was President, Chief Executive Officer and Chairman of Yogen Fruz, a consumer products company. Mr. Serruya was also a member of the Ontario Jobs and Investment Board, an Ontario government organization. Mr. Serruya is currently the President and Chief Executive Officer of CoolBrands International Inc. (TSE:COB.A). Mr. Serruya attended Ryerson Polytechnical Institute.

Hubertus Spierings will serve as a member of our board of directors effective upon the date of this prospectus and also will serve as a member of our audit committee. From 1992 until 2002, Mr. Spierings served as a non-executive chairman of the board of Cargill International S.A., a subsidiary of a privately held agricultural management company, and from 1999 until 2002, he served as executive vice president of Cargill, Inc, a privately held agricultural management company. Mr. Spierings is currently serving as a director on the board of directors of the International Management Institute-Kyiv, a private Ukranian professional school. Mr. Spierings earned a degree in economics from Nyenrode N.O.I.B. (an international business college in the Netherlands).

Thomas Stankovich joined us as our Vice President, Chief Financial Officer and Secretary in November 2006. Mr. Stankovich has gained financial and business experience over the past 20 years working in both domestic and international operations with publicly-traded companies in the pharmaceutical and biotechnology industries. Mr. Stankovich most recently was Executive Vice President and Chief Financial officer at Cobalis Corp. (Nasdaq: CLSC) from December 2005 until he joined us. Prior to his position at Cobalis Corp., he worked at MP Biomedicals, LLC where he served as Senior Vice President and Chief Financial Officer from July 2003 to December 2005. From January 2003 through July 2003 Mr. Stankovich worked as a financial consultant. He served as Senior Vice President and Chief Financial Officer for Ribapharm, Inc. (NYSE: RNA) from December 2001 to January 2003 (now part of Valeant Pharmaceuticals International) (NYSE: VRX) where he helped complete an initial public offering in April 2002. Since 1986, Mr. Stankovich has served in various executive financial management positions for ICN Pharmaceuticals, Inc. (NYSE: ICN) (now renamed Valeant Pharmaceuticals International) including Vice President, Chief Financial Officer for ICN International A.G., and Vice President and Controller for ICN Europe. Mr. Stankovich holds Bachelor of Science degrees in both accounting and finance from California State University, Northridge.

James Clark joined us as our Vice President and Chief Operating Officer in October 2006. From June 1, 2003 to August 31, 2006, Dr. Clark served as head of the Cancer Molecular Biology, Technology group at  GlaxoSmithKline — Biologicals (NYSE: GSK). From 1995 to 2003, Dr. Clark served as a Senior Research Fellow within the Department of Medicine, University of Glasgow, where he began his career developing molecular techniques and applications for the study of the immune response to breast cancer. Dr. Clark received his B.S.c from Heriot-Watt University, Edinburgh, Scotland and his Ph.D. from the Department of Biochemistry, University of Glasgow, Scotland.

Denise McNairn joined us as our Vice President and General Counsel in February 2007. Prior to joining the business, from 2001 to 2007, Ms. McNairn was an attorney at Kenyon & Kenyon LLP. Prior to Kenyon & Kenyon, Ms. McNairn worked as a Technology Transfer Specialist at the National Cancer Institute Technology Transfer Branch, where she began her career in drafting and negotiating transactional agreements. Ms. McNairn received her B.S. from Virginia Polytechnic Institute and State University, an M.S. from Johns Hopkins University and her J.D. from the University of Maryland School of Law.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and governance and nominating committee, each of which is described below. We have adopted new charters for such committees, and will adopt other corporate governance guidelines, prior to the closing of this offering in accordance with the applicable requirements of the SEC and the NASDAQ Stock Market Inc. We also intend to utilize the phase-in provisions afforded to us by NASDAQ Marketplace Rule 4350(a)(5) and will be in compliance with the director and board committee independence requirements contained therein.

Audit Committee

Our audit committee will be composed of three members and will be authorized to:

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approve and retain the independent auditors to conduct the annual audit of our books and records;

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review the proposed scope and results of the audit;

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review and pre-approve the independent auditor’s audit and non-audit services rendered;

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approve the audit fees to be paid;

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review accounting and financial controls with the independent auditors and our financial and accounting staff;

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review and approve transactions between us and our directors, officers and affiliates;

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recognize and prevent prohibited non-audit services;

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establish procedures for complaints received by us regarding accounting matters;

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oversee internal audit functions; and

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prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

Each of Mr. Spierings, Mr. Smith and Mr. Serruya has agreed to serve as an initial member of our audit committee commencing on the date of this prospectus.

We engaged Singer Lewak Greenbaum and Goldstein LLP as our independent registered public accountants on June 9, 2006. Prior to this, we had not engaged an independent registered public accounting firm.

Compensation Committee

Our compensation committee will be composed of three members and will be authorized to:

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review and recommend the compensation arrangements for management, including the compensation for our president and chief executive officer;

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establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

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administer our stock incentive plans; and

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prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

Each of Mr. Spierings, Mr. DeMeester and Mr. Serruya has agreed to serve as an initial member of our compensation committee commencing on the date of this prospectus.

Governance and Nominating Committee

Our nominating and governance committee will be composed of three members and will be authorized to:

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identify and nominate members of the board of directors;

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develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

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oversee the evaluation of the board of directors and management.

Each of Mr. Spierings, Mr. Smith and Mr. DeMeester has agreed to serve as an initial member of our nominating and governance committee commencing on the date of this prospectus.

Compensation of Directors

We have paid no compensation to our directors for their services as directors. Mr. Spierings will receive an annual retainer of $12,000 for his services on the board of directors, which will commence on the date of this prospectus. In addition, he will receive $500 for participating in each audit committee meeting. We will also grant Mr. Spierings a non-qualified option to purchase 11,500 shares of common stock at an exercise price equal to the initial public offering price, which vests quarterly over a four year period. Each year the board of directors will grant Mr. Spierings an option to purchase an additional 11,500 shares of common stock, with an exercise price equal to the fair market value of the common stock on the date of grant, with the same vesting schedule and other terms and conditions as those options granted upon consummation of the initial public offering.

On May 29, 2007, the board of directors adopted a director compensation policy. Under the terms of this policy, all new directors, upon commencement of their service on the board and all current directors, beginning upon the commencement of our 2008 fiscal year will receive the following:

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An annual retainer of $12,000.

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An option to purchase 11,500 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant, vesting quarterly over a four-year period, and an option to purchase 11,500 shares of common stock, vesting quarterly over a period, each year thereafter. Continued vesting of the options is subject to continued service on the board of directors.

All members of the audit committee of the board of directors also will receive a payment of $500 for each audit committee meeting attended.

All directors will be reimbursed for reasonable expenses related to or in connection with each director’s service on our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation of Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act of 1933. We are currently reviewing this insurance policy and may increase the limits under such policy upon the closing of this offering. Our certificate of incorporation and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers prior to the closing of the offering. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, specifically including actions by us or in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Executive Compensation

The following summary compensation table sets forth summary information as to compensation received by our chief executive officer, Kathleen Danenberg. Ms. Danenberg was the only named executive officer who was employed by us during our fiscal year ended December 31, 2006 and who earned more than $100,000 in total compensation for such fiscal year. The table excludes other compensation in the form of perquisites and other personal benefits, the aggregate amount of which is less than $10,000.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Total ($)

Kathleen Danenberg, President and CEO	2006	$354,000	$903,700	$1,257,700

From January 2006 until October 26, 2006, we paid Ms. Danenberg an annual salary of $200,000, under a prior employment agreement. On October 26, 2006, we entered into a new employment agreement with Ms. Danenberg, which was further amended on December 14, 2006. Prior to such amendment, from October 26, 2006 until December 14, 2006, Ms. Danenberg’s annual salary for 2006 was $510,000. As of December 14, 2006, Ms.

Danenberg’s annual salary for 2006 was reduced to $350,000. The above referenced salary amount therefore represents a blend of the three salary levels in existence during 2006.

Under Ms. Danenberg’s current employment agreement (as amended December 14, 2006), her annual bonus of a minimum of 40% of her base salary is based upon meeting certain performance targets set by our board of directors and personal objectives achieved by Ms. Danenberg (as approved by our board of directors). Ms. Danenberg did not receive an annual bonus for 2006 but instead received the one-time bonuses described below.

In addition, pursuant to her employment agreement, as amended, and her previous employment agreement, Ms. Danenberg received aggregate bonus payments in 2006 in the amount of $903,700, less applicable taxes. Pursuant to provisions in each of these agreements, Ms. Danenberg was entitled to receive a one-time bonus, in addition to her base salary, upon originating a contract between us and any third party pursuant to which we were granted an up-front cash payment of at least $500,000, for an amount equal to 6% of that up-front payment. In addition, if the contract guaranteed us gross revenues of at least $5,000,000 over its term, she would be entitled to receive an additional amount of 4% of the up-front payment for each $5,000,000 or portion thereof. The bonus granted under her current employment agreement could not be more than $500,000. The bonus payments for 2006 were triggered by our execution of our agreements with GSK in January 2006 and GSK Bio in December 2006 and constitute one-time bonus payments.

Please see the section below entitled “Employment Agreement and Change in Control Arrangements” for further discussion of the terms of Ms. Danenberg’s current employment agreement with us.

Option Grants in Last Fiscal Year

No stock options were granted to (i) the named executive officer named in the summary compensation table above or (ii) any of our other named executive officers during our fiscal year ended December 31, 2006. As of fiscal year ended December 31, 2006, Ms. Danenberg held no stock options in our company.

Options Exercised in 2006 and Year-End Option Values

There were no options exercised during our fiscal year ended December 31, 2006 by (i) the executive officer named in the summary compensation table above or (ii) any of our other executive officers.

Employee Benefit Plans

2000 Stock Option Plan

Our 2000 Stock Option Plan (the 2000 Plan) was adopted by our board of directors and approved by our stockholders in March 2000. In October 2006, our board of directors adopted and in May 2007, readopted, subject to stockholder approval, a new stock plan. We will issue no additional options under our 2000 Plan, under which options to purchase 200,000 shares remained outstanding as of December 31, 2006. Although no more options may be granted under the 2000 Plan, the terms of the 2000 Plan continue to apply to all outstanding options, as described below. Our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards consistent with the terms of the 2000 Plan.

In the event of a sale or a proposed sale of the majority of our stock or assets of the Company or a proposed “change in control,” as defined in the 2000 Plan, the Committee has the right to terminate any outstanding option grants upon thirty days prior written notice to optionees. Notwithstanding this, in the event of a change in control, each optionee may exercise the total number of shares then subject to the option.

The stock options expire ten years after the date they are granted (the scheduled termination date). Options terminate three months after the date on which employment is terminated, whether such termination be voluntary or involuntary, other than by reason of death or disability, but not later than the scheduled termination date. Options terminate one year from the date of termination due to death or disability, but not later than the scheduled termination date.

Options granted pursuant to the 2000 Plan are not transferable; except by will or the laws of descent and distribution in the event of death. During an optionee’s lifetime, the option is exercisable only by the optionee, including, for this purpose, the optionee’s legal guardian or custodian in the event of disability.

We also granted options to purchase 16,000 shares to two of our consultants, not under our 2000 Stock Plan.

2006 Employee, Director and Consultant Stock Plan

Our 2006 Stock Plan was approved by our board of directors in October 2006 and reapproved in May 2007, subject to approval by our stockholders. Under the 2006 Stock Plan, we may grant incentive stock options, non-qualified stock options and stock awards for shares of our common stock. A maximum of 2,160,000 shares of common stock have been reserved for issuance under the 2006 Stock Plan. As of March 31, 2007, there were no options to purchase shares of common stock outstanding under the 2006 Stock Plan. Thus, as of March 31, 2007, 2,160,000 shares were available for future grant. We will grant, on the date of this prospectus, approximately 1,175,000 options under the 2006 Plan, including non-qualified options to purchase an aggregate of 425,690 shares of our common stock to Kathleen Danenberg, our President, Chief Executive Officer and a director; Thomas Stankovich, our Vice President, Chief Financial Officer and Secretary; James Clark, our Vice President and Chief Operating Officer; and Denise McNairn, our Vice President and General Counsel. In addition, on the date of this prospectus, we intend to grant approximately 749,310 non-qualified stock options to certain of our employees and directors.

In addition, our plan contains an “evergreen” provision, which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each fiscal year during the period beginning on the first day of fiscal year 2008, and ending on the second day of fiscal year 2016. The annual increase in the number of shares shall be equal to the lowest of:

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200,000 shares;

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5% of the number of shares of our common stock outstanding on the first day of the applicable fiscal year; and

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an amount determined by our board of directors.

The 2006 Stock Plan shall be administered by our board of directors or the compensation committee. The board of directors or the compensation committee will determine the terms of options and stock awards granted pursuant to this plan, including:

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the determination of which employees, directors and consultants will be granted options and stock awards;

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the exercise price, which may not be less than fair market value on the date of grant, and number of shares subject to each option;

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the purchase price, if any, and number of shares subject to each stock award;

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when the option becomes exercisable;

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when the restricted stock award becomes unrestricted and no longer subject to our repurchase or forfeiture rights; and

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the termination or cancellation provisions applicable to options or stock awards.

No participant may receive awards for over 1,000,000 shares of common stock in any fiscal year.

In addition, the compensation committee may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of our 2006 Stock Plan.

The maximum term of options granted under our 2006 Stock Plan is ten years and our 2006 Stock Plan terminates on May 1, 2017.

Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to the 2006 Stock Plan:

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provide that all options shall be assumed or substituted by the successor corporation;

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upon written notice to a participant, provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

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in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options (at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options; and

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provide that outstanding stock awards shall be assumed or substituted by the successor corporation, or terminate the stock award in exchange for a cash payment equal to the difference between the merger price times the number of outstanding stock awards and the purchase price thereof.

Employment Agreements and Change in Control Arrangements

The Danenberg Employment Agreement

We entered into an employment agreement with Ms. Danenberg on December 11, 2000. This previous agreement was superceded by a new employment agreement, which we entered into as of October 26, 2006, as amended on December 14, 2006 and on May 29, 2007, for the position of President and Chief Executive Officer. The agreement has an initial term of three years, with automatic one-year renewal terms thereafter. Ms. Danenberg is to receive an initial base salary of $350,000 per year, subject to annual adjustments at the discretion of the Board. Ms. Danenberg also is eligible to earn a minimum of 40% of her base salary as an annual bonus based upon our meeting certain performance targets and her meeting personal objectives as determined by our board of directors. Ms. Danenberg was not awarded a bonus pursuant to this provision of her current employment agreement in 2006.

As of the date of this prospectus, we will grant Ms. Danenberg non-qualified stock option under the 2006 Stock Plan, in an amount equal to 3% of the number of shares of our common stock outstanding on October 26, 2006 on a fully diluted basis  or 212,577 options at an exercise price equal to the initial public offering price of our common stock. One third of these options will vest immediately upon the issuance of the options and the remainder shall vest in two equal installments on the first and second anniversary of the date of Ms. Danenberg’s employment agreement (October 26, 2006). The options will vest immediately upon a change in control. If this offering is not completed and we undergo a change in control as defined in the employment agreement, we will issue the options to purchase the shares to Ms. Danenberg at a strike price equal to the fair market value of our stock on the date of the change in control. Should we not complete the offering or undergo a change in control by September 25, 2007, we will issue Ms. Danenberg the same number of options, at a strike price equal to the fair market value of our common stock on that date. If the options are issued on September 25, 2007, the shares will be two-thirds vested on the date of grant. Ms. Danenberg will be eligible for future option grants as approved by our board of directors. We will provide Ms. Danenberg with a monthly allowance of $1,000 to cover miscellaneous business expenses and a $1,000 monthly automobile allowance. We agreed to cover up to $5,000 of Ms. Danenberg’s legal fees incurred in the negotiation of her employment agreement and up to $1,000 of Ms. Danenberg’s legal fees incurred in the negotiation of the amendment to her employment agreement.

In the event that Ms. Danenberg’s employment is terminated without cause or for good reason, as defined under the agreement, we are obligated to pay her severance equivalent to the greater of (a) one full year of base pay and benefits; or (b) the base pay and benefits for the remaining term of the employment agreement. In addition, within forty-five days of her termination, we are obligated to pay her the pro rata portion of the bonus earned as of her termination date. In addition the portion of Ms. Danenberg’s options that are vested as of the date of her termination shall be exercisable for one year from the date of her termination. In the event the employment agreement is terminated because of Ms. Danenberg’s death, or because of a disability as defined in the employment agreement, Ms. Danenberg or her estate will be entitled to receive her base pay and pro rata bonus earned as of the date of death or disability, and we will provide benefits coverage for a period of 12 months following the date of such death or disability to Ms. Danenberg or her heirs as the case may be.

In the event a change in control occurs during Ms. Danenberg’s employment, she has agreed not to resign her employment voluntarily for a period of six months following the effective date of the change in control. If she is terminated within such six-month period without cause or she resigns for good reason, in addition to any other benefits to which she is entitled and provided she executes a release of claims, Ms. Danenberg will be entitled to a lump sum payment equivalent to a month of base pay at her then current annual rate for each month during such six-month period for which she has yet to complete service to us at the time of such termination, within forty-five days following such termination. The employment agreement also places certain confidentiality, assignment of inventions and non-solicitation obligations on Ms. Danenberg.

The Stankovich Employment Agreement

We have entered into an Employment Agreement with Thomas Stankovich, dated as of October 25, 2006, as amended on May 29, 2007 for the position of Vice President and Chief Financial Officer. He commenced employment on November 27, 2006. The agreement has an initial term of three years with automatic one-year renewal terms thereafter. The agreement provides for Mr. Stankovich to receive an initial base salary of $220,000 per year. Mr. Stankovich also is eligible to earn an annual bonus based upon our meeting certain performance targets and his meeting personal objectives as agreed upon with the CEO and approved by our board of directors.

As of the date of this prospectus, we will grant Mr. Stankovich a non-qualified stock option under the 2006 Stock Plan, in an amount equal to 1% of the number of shares of our common stock outstanding on November 27, 2006, on a fully diluted basis, or 70,976 options, at an exercise price equal to the initial public offering price of our common stock. The shares vest in equal annual amounts over a four-year period, beginning on the first anniversary of the initial grant date. The options will vest immediately upon a change in control. If this offering is not completed and we undergo a change in control, as defined in the employment agreement, we will issue the options to purchase the shares to Mr. Stankovich at a strike price equal to the fair market value of our stock on the date of the change in control. Should we not complete this offering or a change in control within one year of the commencement of Mr. Stankovich’s employment, we will issue him the same number of options, at an exercise price equal to the fair market value of our common stock on that date. If the options are issued on the first anniversary of the commencement of Mr. Stankovich’s employment, they will be 25% vested on the date of grant and 25% of the remaining options will vest on each anniversary thereafter. Mr. Stankovich will be eligible for additional option grants as approved by our board of directors. In the event that a change in control occurs within the first year of Mr. Stankovich’s employment, and regardless of whether he is terminated, we are obligated to give him a cash payment equal to six months salary at his base salary rate at the time of change in control, as defined in the employment agreement. In the event that a change in control occurs within the second or third years of his employment, regardless of whether he is terminated, we are obligated to give him a cash payment equal to nine months salary at his base salary rate at the time of the change in control. In the event that Mr. Stankovich’s employment is terminated without cause or he resigns for good reason as defined under the agreement, during the first year of his employment, we are obligated to pay him severance equal to six months salary at his base salary rate at the time of termination. In the event that Mr. Stankovich’s employment is terminated without cause or he resigns for good reason within the second or third years of his employment, we are obligated to pay him severance equal to nine months salary at his base salary rate at the time of termination. In the event of Mr. Stankovich’s termination without cause, the portion of the his options that are vested as of the date of his termination shall be exercisable for one year from the date of his termination. The employment agreement also places certain confidentiality, assignment of inventions and non-solicitation obligations on Mr. Stankovich.

The Clark Employment Agreement

We have entered into an Employment Agreement with James Clark, dated as of October 26, 2006, for the position of Vice President and Chief Operating Officer. The agreement provides for Dr. Clark to receive an initial base salary of £120,000 (approximately $230,000) per year. Dr. Clark also is eligible to earn an annual bonus based upon our meeting certain performance targets and his meeting personal objectives as agreed upon with the CEO and approved by our board of directors. Dr. Clark is eligible to participate in our employee benefit plans and we are required to reimburse him for reasonable business-travel expenses. We also are required to reimburse Dr. Clark for up to $10,000 for expenses related to his relocation of his home and office to Scotland but, should Dr. Clark give notice that he is terminating his employment within the initial term, he is required to reimburse us for the pro-rated amount of the relocation expenses.

Should either Dr. Clark or we give the other notice of the intention to terminate Dr. Clark’s employment, we may elect to terminate his employment immediately and we will be obligated, upon so electing, to pay to Dr. Clark a sum equal to his base salary exclusive of any contractual bonus or benefit in kind for the unexpired portion of the contractual notice entitlement. This obligation ceases if Dr. Clark commences alternate employment within the entitled notice period.

As of the date of this prospectus, we will grant Dr. Clark a non-qualified stock option under the 2006 Stock Plan, in an amount equal to 1% of the number of shares of our common stock outstanding on November 1, 2006 on a fully diluted basis or 70,859 options, at an exercise price equal to the initial public offering price of our common stock. The shares vest in equal annual amounts over a four-year period, beginning on the first anniversary of the initial grant date. The options will vest immediately upon a change in control. If this offering is not completed and we undergo a change in control, as defined in the employment agreement, we will issue the options to purchase the shares to Mr. Clark at a strike price equal to the fair market price of our stock on the date of the change in control. Should we not complete this offering or a change in control occurs within one year of the commencement of Dr. Clark’s employment, we will issue him the same number of options, at an exercise price equal to the fair market value of our common stock on that date. If the options are issued on the first anniversary of the commencement of Dr. Clark’s employment, they will be 25% vested on the date of grant and 25% of the remaining options will vest on each anniversary thereafter. Dr. Clark will be eligible for additional option grants as approved by our board of directors. In the event of Dr. Clark’s termination without cause or for good reason, the portion of his options that are vested as of the date of his termination shall be exercisable for one year from the date of his termination. The employment agreement with Dr. Clark contains confidentiality, non-competition and non-solicitation provisions.

The McNairn Employment Agreement

We have entered into an Employment Agreement with Denise McNairn, dated as of February 20, 2007, as amended on May 29, 2007 for the position of Vice President and General Counsel. The agreement has an initial term of three years with automatic one-year renewal terms thereafter. The agreement provides for Ms. McNairn to receive an initial base salary of $225,000 per year. Ms. McNairn also is eligible to earn an annual bonus of up to 35% of her base salary based upon our meeting certain performance targets and her meeting personal objectives as agreed upon with the CEO and approved by our board of directors. Ms. McNairn is eligible to participate in our employee benefit plans.

As of the date of this prospectus, we will grant Ms. McNairn a non-qualified stock option under the 2006 Stock Plan, in an amount equal to 1% of the number of shares of our common stock outstanding on February 20, 2007 on a fully diluted basis, or 71,278 options, at an exercise price equal to the initial public offering price of our common stock. The shares vest in equal annual amounts over a four-year period, beginning on the first anniversary of the initial grant date. The options will vest immediately upon a change in control. Should we not complete this offering by September 25, 2007, we will issue her the same number of options, at an exercise price equal to the fair market value of our common stock on that date. If the options are issued on the first anniversary of the commencement of Ms. McNairn’s employment, they will be 25% vested on the date of grant and 25% of the remaining options will vest on each anniversary thereafter. Ms. McNairn will be eligible for additional option grants as approved by our board of directors.

In the event that a change in control occurs within the first year of Ms. McNairn’s employment, and regardless of whether she is terminated, we are obligated to make cash payments to her equal to six months salary at her base salary rate at the time of change in control, as defined in the employment agreement. In the event that a change in control occurs within the second or third years of her employment, regardless of whether she is terminated, we are obligated to make cash payments equal to nine months salary at her base salary rate at the time of the change in control. In the event that Ms. McNairn’s employment is terminated without cause or she resigns for good reason, as defined under the agreement, during the first year of her employment we are obligated to pay her severance equal to six months salary at her base salary rate at the time of termination. In the event that Ms. McNairn’s employment is terminated without cause or she resigns for good reason within the second or third years of her employment, we are obligated to pay her severance equal to nine months salary at her base salary rate at the time of termination. In the event of Ms. McNairn’s termination without cause, the portion of her options that are vested as of the date of her termination shall be exercisable for one year from the date of her termination. The employment agreement also places certain confidentiality, assignment of inventions and non-solicitation obligations on Ms. McNairn.

PRINCIPAL STOCKHOLDERS

The following table sets forth as of May 30, 2007 certain information regarding the beneficial ownership of our common and preferred stock by:

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each stockholder known by us to own beneficially more than five percent of our common stock;

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each of the executive officers named in the summary compensation table;

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each of our directors; and

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all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

The number of shares of common stock and the percentage of common stock beneficially owned before this offering is based on a total of 2,726,320 shares of common stock outstanding on May 30, 2007 and, assuming an initial offering price of $7.50, includes shares of common stock that will be acquired by our existing preferred stock and note holders at the closing of this offering upon the conversion of: (i) all outstanding shares of our convertible preferred stock, including accrued but unpaid dividends, and (ii) all outstanding notes payable, including accrued but unpaid interest.

The percentage of common stock beneficially owned after this offering includes: (i) the shares of common stock that will be acquired by our existing preferred stock and note holders at the closing of this offering upon conversion of all outstanding shares of our convertible preferred stock, including accrued but unpaid dividends, all outstanding notes payable, including accrued but unpaid interest thereon; (ii) 3,000,000 shares of common stock being offered for sale in this offering but assumes no exercise of the underwriters’ over-allotment option; and (iii) shares of common stock that may be acquired pursuant to the exercise of options or warrants exercisable within 60 days following the date of this prospectus.

All share information reflects a 0.8-for-1 reverse stock split of the outstanding common stock to be effected on the date of this prospectus.

In addition, we expect that one or more of our officers, directors, director designees and principal stockholders or their respective affiliates, will acquire additional shares of common stock in the offering and the percentages set forth below will increase accordingly. Please see “Underwriting — Directed Share Program.”

Except as indicated in the footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is c/o Response Genetics, Inc., 1640 Marengo St., 6th Floor, Los Angeles, CA 90033.

Beneficial Owner	Number of Shares Beneficially Owned Before this Offering		Percentage of Shares Beneficially Owned
			Before this Offering	After this Offering

Directors and Executive Officers
David M. Smith	1,986,507	(1)	48.23%	27.91%
Mike Serruya	1,725,426	(2)	43.84%	24.88%
Kathleen Danenberg	426,108	(3)	15.63%	8.68%
Tom DeMeester, MD	372,845		13.68%	6.51%
Hubertus Spierings	0	(4)	—	—
Thomas Stankovich	0	(5)	—	—
James Clark	0	(6)	—	—
Denise McNairn	0	(7)	—	—
All current executive officers and directors as a group (7 persons)	4,510,886		82.47%	53.65%
5% or more stockholders
Susan Smith	1,986,507	(8)	48.23%	27.91%
Clara Serruya	1,725,426	(9)	43.84%	24.88%
Samuel Serruya	1,725,426	(10)	43.84%	24.88%
David Kelsen, MD	372,845	(11)	13.68%	6.51%
Peter V. Danenberg	426,108	(12)	15.63%	8.68%

——————

(1)

Consists of: (i) 367,808 shares of common stock owned by Mr. Smith, (ii) 987,220 shares of common stock underlying Series A Junior Preferred Stock owned by Mr. Smith, (iii) 150,862 shares of common stock owned by his mother, Susan Smith, as to which beneficial ownership is disclaimed, (iv) 404,966 shares of common stock underlying Series A Junior Preferred Stock owned by his mother, Susan Smith, as to which beneficial ownership is disclaimed, and 75,831 shares of common stock assuming conversion of notes payable and related interest. Includes shares of common stock to be transferred by Mr. Smith to certain of our existing stockholders upon the effectiveness of this offering.

(2)

Consists of: (i) 1,840 shares of common stock underlying Series B Preferred Stock owned by Mr. Serruya, (ii) 224,992 shares of common stock owned by his father, Samuel Serruya, as to which beneficial ownership is disclaimed, (iii) 224,992 shares of common stock owned by his mother, Clara Serruya, as to which beneficial ownership is disclaimed, (iv) 603,907 shares of common stock underlying Series A Junior Preferred Stock owned by his father, Samuel Serruya, as to which beneficial ownership is disclaimed, and (v) 603,907 shares of common stock underlying Series A Junior Preferred Stock owned by his mother, Clara Serruya, as to which beneficial ownership is disclaimed, and 65,788 shares of common stock assuming conversion of notes payable and related interest.

(3)

Consists of 426,108 shares of common stock jointly owned by Ms. Danenberg and her husband, Peter Danenberg. The number of shares and percentage of shares beneficially owned before the offering does not include stock options that shall be granted to Ms. Danenberg under our 2006 Stock Plan in the amount of 212,577 shares of our common stock at an exercise price equal to the initial public offering price of our common stock; however the percentage of shares beneficially owned after this offering includes stock options to purchase 70,589 shares exercisable within 60 days following the date of this prospectus.

(4)

Does not include stock options that shall be granted to Mr. Spierings under our 2006 Stock Plan in the amount of 11,500 shares of common stock at an exercise price equal to the initial public offering price of our common stock.

(5)

Does not include stock options that shall be granted to Mr. Stankovich under our 2006 Stock Plan in the amount of 70,976 shares of our common stock at an exercise price equal to the initial public offering price of our common stock.

(6)

Does not include stock options that shall be granted to Mr. Clark under our 2006 Stock Plan in the amount of 70,859 shares of our common stock at an exercise price equal to the initial public offering price of our common stock.

(7)

Does not include stock options that shall be granted to Ms. McNairn under our 2006 Stock Plan in the amount of 71,278 shares of our common stock at an exercise price equal to the initial public offering price of our common stock.

(8)

Consists of: (i) 150,862 shares of common stock owned by Susan Smith, (ii) 404,966 shares of common stock underlying Series A Junior Preferred Stock owned by Susan Smith, (iii) 367,808 shares of common stock owned by her son, David M. Smith, as to which beneficial ownership is disclaimed, and (iv) 987,220 shares of common stock underlying Series A Junior Preferred Stock owned by her son, David M. Smith, as to which beneficial ownership is disclaimed.

(9)

Consists of: (i) 224,922 shares of common stock, (ii) 603,907 shares of common stock underlying Series A Junior Preferred Stock, (iii) 224,922 shares of common stock owned by her husband, Samuel Serruya, as to which beneficial ownership is disclaimed, (iv) 603,907 shares of common stock underlying Series A Junior Preferred Stock owned by her husband, Samuel Serruya, as to which beneficial ownership is disclaimed, and (v) 1,840 shares of common stock underlying Series B Convertible Preferred Stock owned by her son, Mike Serruya, as to which beneficial ownership is disclaimed.

(10)

Consists of: (i) 224,922 shares of common stock, (ii) 603,907 shares of common stock underlying Series A Junior Preferred Stock, (iii) 224,922 shares of common stock owned by his wife, Clara Serruya, as to which beneficial ownership is disclaimed, (iv) 603,907 shares of common stock underlying Series A Junior Preferred Stock owned by his wife, Clara Serruya, as to which beneficial ownership is disclaimed, and (v) 1,840 shares of common stock underlying Series B Convertible Preferred Stock owned by his son, Mike Serruya, as to which beneficial ownership is disclaimed.

(11)

Consists of: (i) 130,496 shares of common stock owned by Dr. Kelsen, (ii) 130,496 shares of common stock owned by his wife, Suzanne Kelsen, as to which beneficial ownership is disclaimed, and (iii) 111,853 shares of common stock held by the Kelsen Family Irrevocable Trust (for the benefit of Dr. Kelsen’s children), as to which beneficial ownership is disclaimed.

(12)

Consists of 426,108 shares of common stock jointly owned by Mr. Danenberg and his wife, Kathleen Danenberg.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions that were entered into with our executive officers, directors or 5% stockholders during the past two years. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future related party transactions will be approved by our audit committee or a majority of our independent directors who do not have an interest in the transactions and who will have access, at our expense, to our or independent legal counsel.

Founders

In March 2000, a total of $3,228,962 was contributed by Richard E. Smith, founder of our company and the father of David M. Smith, our Vice Chairman of the Board, and other members of the Serruya family. In consideration for such contribution, we issued to such persons: (i) promissory notes in the aggregate principal amount of $716,854, (ii) 1,210,818 shares of our common stock, and (iii) 500,000 shares of our Series A Junior Convertible Preferred Stock (convertible, at the rate of 5.2 shares of our common stock for each share of Series A Junior Convertible Preferred, into an aggregate of 2,600,000 shares of common stock).

In the event we have not completed an initial public offering by June 30, 2008, the promissory notes will mature on such date. Interest accrues on the unpaid principal amount of the promissory notes at the rate of 6.8% per annum and is payable annually on the anniversary date of the promissory notes. As of March 31, 2007, interest in the amount of $341,222 has accrued on the promissory notes, and none of such amount has been paid to date.

Upon the closing of this offering, all of our outstanding shares of Series A Junior Convertible Preferred will automatically convert into shares of common stock on a 1-for-5.2 basis and the principal amount of the above referenced promissory notes, plus accrued interest thereon, will convert into shares of common stock at a conversion price equal to the initial public offering price of our common stock.

Advisors

Dr. DeMeester, a director and principal stockholder, Dr. Kelsen, a former director and current principal stockholder, and Dr. Peter Danenberg, a principal stockholder, co-founder of our RGI-1 technology and husband of Ms. Danenberg, our CEO, provide scientific advisory consulting services to us from time to time. No consideration has been paid to these individuals as of the date of this prospectus for services as an advisor to us.

Royalty Payment to the University of Southern California

While employed at USC, Kathleen Danenberg, our President, Chief Executive Officer and a director, developed and patented (RGI-1). USC retains ownership of this patent but has exclusively licensed this technology to us. In consideration for this license, we are obligated to pay as royalties to USC a percentage of the net sales of products or services using the technology, and to meet a certain minimum in royalty payments. Pursuant to USC policy, the inventors of technology owned by the University and then licensed for commercialization are paid a portion of royalties received by the University from the licensed technology. USC therefore pays a portion of royalties received from us to Ms. Danenberg in recognition of her invention. Amounts paid to Ms. Danenberg by USC amounted to $41,533 and $18,574 respectively, for the years ended December 31, 2005 and 2006 and $18,574 and $14,797 for the three months ended March 31, 2006 and 2007, respectively.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized share capital will consist of 50,000,000 shares of common stock and 5,000,000 shares of convertible preferred stock.

On April 30, 2007 the following numbers of shares of common and preferred stock were outstanding (giving effect to a 0.8-for-1 reverse stock split of the outstanding shares of common stock to be effected on the date of this prospectus):

Common Stock	2,726,320
Series A Junior Convertible Preferred Stock	500,000
Series B Convertible Preferred Stock	1,038,048

Upon the closing of this offering: (i) all of our convertible preferred stock, including accrued but unpaid dividends, will convert into 4,284,576 shares of common stock (as of April 30, 2007, which is subject to increase until the consummation of this offering), and (ii) all of our promissory notes, including accrued but unpaid interest, will convert into 141,619 (as of April 30, 2007, which is subject to increase until the consummation of this offering) shares of common stock. Assuming such conversion, as of April 30, 2007, we had 7,152,915 shares of common stock outstanding held of record by 74 stockholders. As of April 30, 2007, there were outstanding options to purchase 210,000 shares of common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders and do not have cumulative voting rights. Holders of our common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have designated and issued or which we may designate and issue in the future.

Preferred Stock

Series A Junior Convertible Preferred Stock

Holders of our Series A Junior Preferred Stock are entitled to receive non-cumulative dividends payable at the rate of 6.25¢ per quarter, subject to appropriate adjustment in the event of any stock split, dividend or similar division of shares of the Series A Junior Preferred or reverse split or similar combination of such shares. Dividends are payable quarterly, in arrears, on the last day of June, September, December and March of each year; commencing on March 31, 2002. Declared but unpaid dividends do not bear interest and the board of directors may fix a record date no earlier than 60 days prior to the date fixed for the payment of dividends, for the determination of holders of shares of Series A Stock entitled to receive payment of a dividend declared on such shares. Through December 31, 2006, no dividends have been declared on the Series A Junior Preferred Stock.

Each share of our Series A Junior Preferred Stock is convertible into 5.2 shares of our common stock, subject to appropriate adjustment by our board of directors in the event of any stock split, dividend or similar division of shares of our common stock or reverse split or similar combination of such shares. The holders of our Series A Junior Preferred Stock are entitled to 5.2 votes for each share of Series A Junior Preferred voting as a class with our common stock on any action to be voted on by our common stockholders until our Series A Junior Preferred Stock is converted into common stock.

All shares of our Series A Junior Preferred Stock will be automatically converted into shares of our common stock upon the closing of this offering. Upon conversion, the holders of our Series A Preferred Stock waive any unpaid dividends, whether or not declared, on the shares of our Series A Junior Preferred surrendered for conversion to the date of such conversion.

Series B Convertible Preferred Stock

The holders of our Series B Preferred Stock are entitled to receive cumulative dividends at the rate of 90¢ per annum per share, payable quarterly, subject to appropriate adjustment in the event of any stock split, dividend or similar division of shares of Series B Preferred or reverse split or similar combination of the Series B Preferred Stock. Dividends are payable quarterly, in arrears, on the last day of June, September, December or March of each year; commencing on the earlier of March 31, 2002 or the first day that the shares of our common stock is publicly traded.

Dividends begin to accrue and be cumulative from the date of issuance, whether or not earned or declared. Accrued but unpaid dividends do not bear interest. The board of directors may fix a record date no earlier than 60 days prior to the date fixed for the payment of dividends, for the determination of holders of Series B Preferred Stock entitled to receive payment of a dividend declared on such shares. Dividends are payable at our option in either cash or in the number of shares of our common stock determined by dividing the total amount of dividends due by the fair market value of our common stock. In the event of payment of dividends in shares of our common stock, no fractional shares shall be issued but cash shall be paid in lieu of the issuance of the fractional shares based on the fair market value of the fractional shares. No dividends or other distributions shall be paid or set apart for payment on, and no purchase, redemption or other acquisition shall be made by us of any shares of our common stock unless and until all accrued and unpaid dividends on the Series B Preferred Stock, including the full dividend for the then-current quarterly dividend period, shall have been paid or declared and set apart for payment.

The holders of the Series B Preferred Stock have no voting rights until their shares of Series B Preferred Stock are converted into our common stock.

Each share of Series B Preferred Stock is convertible into one share of our common stock, subject to appropriate adjustment by our board of directors in the event of any stock split, dividend or similar division of our common stock or reverse split of similar combination of our common stock. Holders of Series B Preferred Stock are entitled to convert their shares into our common stock upon surrendering the Series B Preferred Stock certificates and providing appropriate written notice to us. Upon conversion, the holders of the Series B Preferred Stock shall be entitled to receive any accrued and unpaid dividends. Such dividends shall be payable at our option in either cash or in that number of shares of our common stock determined by dividing the total amount of dividends due by the fair market value of our common stock. In the event of payment of dividends in shares of our common stock, no fractional shares shall be issued, but cash shall be paid in lieu of issuance of the fractional shares based upon the fair market value of the fractional shares.

All shares of our Series B Preferred Stock, including all dividends accrued thereon, will be automatically converted into shares of our common stock upon the closing of this offering. Upon conversion, the holders of the Series B Preferred Stock shall not retain the right to accrue additional dividends.

Registration Rights

We have granted to Maxim Group LLC, the representative of the underwriters of this offering, and its designees a single demand and unlimited piggy-back registration rights with respect to the shares of common stock underlying the warrant to be issued to Maxim Group LLC or its designees.

Anti-Takeover Provisions

The provisions of Delaware law, our certificate of incorporation amended to be filed upon the date of this prospectus and our restated bylaws to be effective upon the closing of this offering could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interest.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporations Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•

any merger or consolidation involving the corporation and the interested stockholder;

•

any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•

in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•

the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be American Stock Transfer and Trust Company.

Listing

We have applied to have our common stock quoted on the Nasdaq Capital Market under the symbol “RGDX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for our common stock. Upon the closing of this offering, we will have 10,141,986 shares of common stock outstanding, assuming the conversion of all outstanding shares of convertible preferred stock, including accrued but unpaid dividends, and the principal amount of the outstanding notes including accrued but unpaid interest, and no exercise of any options outstanding as of March 31, 2007. This share number is subject to increase through the consummation of this offering based on additional accrued dividends on our Series B preferred stock. Of these shares, the shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and shares purchased in our directed share program, which will be subject to the one year lock-up agreements described below. The remaining shares of common stock are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, as described below. Taking into account the lockup agreements described below and the provisions of Rules 144, 144(k), the restricted securities will be available for sale in the public market is as follows:

•

480,348 shares held by eighteen (18) Series B stockholders (with one such unaffiliated Series B stockholder holding 169,981shares) will be eligible for sale upon the date of this prospectus under Rule 144(k);

•

1,194,242 shares will be eligible for sale between 181 and 365 days from the date of this prospectus;

•

586,048 shares held by non-affiliates will be eligible for sale following 365 days from the date of this prospectus; and

•

4,881,348 shares held by affiliates will be eligible for sale, from time to time, following 365 days from the date of this prospectus.

The lock-up agreements may be extended or shortened in certain circumstances. Please see sections below entitled “Lock-up Agreements” and “Underwriting” for further information.

Rule 144

In general, and subject to the lock-up agreements described herein, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person, or persons whose shares are aggregated, who owns shares that were purchased from us at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of our then-outstanding shares of common stock, which will equal approximately 101,420 shares immediately after this offering, or

•

the average weekly trading volume of our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that affiliates that sell our common stock that are not restricted securities must still comply with certain other restrictions of that rule on their manner of sale of our shares, other than the holding period requirement. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us at least two years previously would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Registration Rights

We have granted to Maxim Group LLC, the representative of the underwriters of this offering, and its designees a single demand and unlimited piggy-back registration rights with respect to the shares of common stock underlying the warrant to be issued to Maxim Group LLC or its designees.

Equity Grants

As of May 30, 2007, options to purchase a total of 210,000 shares of common stock were outstanding, of which 196,000 options were exercisable. All of the shares subject to options are subject to lock-up agreements. As of the date of this prospectus, options to purchase a total of approximately 1,175,000 additional shares of common stock will be granted under the 2006 Stock Plan. An additional 985,000 shares of common stock will be available for future equity grants under the 2006 Stock Plan.

Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans. This registration statement will become effective upon filing. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statement will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the lock-up agreements described below.

Lock-up Agreements

Our officers, directors, common stockholders, our Series A Junior Preferred stockholders (whose shares are converting into common stock concurrently with this offering) and option holders have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock held prior to the offering for a period of twelve (12) months after the date of this prospectus, without the prior written consent of Maxim Group LLC, the representative of the underwriters of this offering. Approximately 71% of the shares of our Series B Preferred Stock, representing 1,194,242 shares of common stock (whose shares are converting into common stock concurrently with this offering), have agreed to enter into an identical agreement with Maxim Group LLC, for a period of six (6) months from the date of this prospectus. All persons or entities executing lock-up agreements also have agreed to waive any registration rights they have for the twelve (12) or six (6) month period, as applicable. In addition, holders who acquire shares of common stock in our directed share program will agree to enter into one year lock-up agreements with us. See “Underwriting – Directed Share Program”. Eighteen (18) unaffiliated Series B stockholders holding, upon the consummation of this offering, an aggregate of 480,348 shares of our common stock, will not be subject to any lock-up agreement.

The provisions of the lock-up agreements will not apply to transactions relating to common stock acquired in open market transactions after the closing of this offering provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Securities Exchange Act, as amended, or the Exchange Act, is required or will be voluntarily made in connection with such transactions. The lock-up agreements also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by the lock-up agreements and provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act is required or will be voluntarily made in connection with such transfers. Maxim Group LLC, in its sole discretion, at any time or from time to time and without notice to us, may release for sale in the public market all or any portion of the shares restricted by the terms of the above-referenced lock-up agreements.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated                 , 2007, by and between us and Maxim Group LLC, the representative of the underwriters of this offering, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares

Maxim Group LLC
Caris & Company
Total

Nature of Underwriting Commitment

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares.

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares are subject to the passing upon certain legal matters by counsel and to certain other conditions, such as confirmation of the accuracy of our representations and warranties made in the underwriting agreement about our financial condition and operations.

The shares should be ready for delivery on or about             , 2007 against payment in immediately available funds. The underwriters may reject all or part of any order.

The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $        per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $        per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Commissions and Discounts

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

Total
	Per Share	Without Over-Allotment	With Over-Allotment

Public offering price	$	$	$
Underwriting discount	$	$	$
Non-accountable expense allowance(1)	$	$	$
Proceeds, before expenses, to us(2)	$	$	$

——————

(1)

The non-accountable expense allowance of 2% of the gross proceeds of the offering payable to Maxim Group is not payable with respect to the shares of common stock sold upon exercise of the underwriters’ over-allotment option.

(2)

We estimate that the total expenses of the offering payable by us, not including underwriting discounts, commissions, the non-accountable expense allowance and not taking into consideration the underwriters’ over-allotment option, will be approximately $1,500,000. These expenses include, but are not limited to, SEC registration fees, NASD filing fees, proposed Nasdaq Capital Market listing fees, accounting fees and expenses, legal fees and expenses, printing and engraving expenses, transfer agent fees and blue sky fees and expenses.

We have agreed to sell the shares of common stock to the underwriters at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriting agreement also provides that Maxim Group, the representative of the underwriters, will be paid a non-accountable expense allowance equal to 2% of the gross proceeds from the sale of the shares of common stock offered by this prospectus ($50,000 of which has been previously advanced to Maxim), exclusive of any common stock purchased on exercise of the underwriters’ over-allotment option.

Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $25,875,000 and the total net proceeds to us will be $21,855,000, in each case based on an assumed initial public offering price of $7.50 per share. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

Representative’s Warrant

We have also agreed to issue to Maxim Group, for $100, a common stock purchase warrant to purchase a number of shares of our common stock equal to an aggregate of five (5%) percent of the shares sold in the offering (150,000 shares). The warrant will have an exercise price equal to 110% of the offering price of the shares sold in the offering. The warrants are exercisable commencing six (6) months after the effective date of the registration statement related to this offering, and will be exercisable for five (5) years thereafter. The warrant is not redeemable by us, and allow for “cashless” exercise. The warrant also provides for one demand and for unlimited “piggyback” registration rights with respect to the underlying shares of common stock during the five (5) year period commencing six (6) months after the effective date of this offering. Pursuant to the rules of the National Association of Securities Dealers, Inc., or the NASD, and in particular Rule 2710, the warrants (and underlying shares) issued to Maxim Group may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the date of delivery and payment for the shares offered provided, however, the warrant (and underlying shares) may be transferred to officers or directors of Maxim Group and members of the underwriting syndicate and their affiliates as long as the warrants (and underlying shares) remain subject to the lockup.

Pricing of Securities

Prior to this offering, there was no public market for the common stock. The initial public offering price of our common stock was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the common stock included:

•

the information in this prospectus and otherwise available to the underwriters;

•

the history and the prospects for the industry in which we will compete;

•

the ability of our management;

•

the prospects for our future earnings;

•

the present state of our development and our current financial condition;

•

the general condition of the economy and the securities markets at the time of this offering; and

•

the recent market prices of, and the demand for, publicly traded securities of generally comparable companies.

We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

Lock-Ups

Our executive officers, directors and all of our common and Series A Junior Preferred stockholders have agreed to a twelve (12) month “lock-up” from the date of this prospectus of shares of common stock that they beneficially own, including the issuance of shares of our common stock upon the exercise of currently outstanding options and options which may be issued pursuant to our 2006 Stock Plan. This means that, for a period of twelve (12) months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Maxim Group. In addition, approximately 71% of shares of common stock underlying our Series B Preferred Stock representing 1,194,242 shares of our common stock (which, along with the shares of Series A Junior Preferred Stock, will automatically convert into common stock on the date of this prospectus), will be subject to a lock up agreement under which the sale of such shares will be restricted for a period of six (6) months following the date of this prospectus. Maxim may also waive the terms of these lock-ups. See “Shares Eligible for Future Sale” and “Directed Share Program” below. Eighteen (18) unaffiliated Series B stockholders holding, upon the consummation of this offering, an aggregate of 480,348 shares of our common stock, will not be subject to any lock-up agreement.

Maxim Group has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at their discretion. In determining whether to waive the terms of the lock-up agreements, Maxim Group may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of twelve (12) months following the date of this prospectus, offer, sell or distribute any of our securities, other than pursuant to our 2006 Employee, Director and Consultant Stock Plan or pursuant to the terms of any securities exercisable or convertible into shares of our capital stock that are outstanding as of the date of this prospectus, without the prior written consent of Maxim. The underwriting agreement further provides that we will not, for a period of twelve (12) months following the date of this prospectus, offer, sell or distribute any convertible securities convertible at a price that may, at the time of conversion, be less than the fair market value of our common stock on the date of the original sale, without the prior written consent of Maxim. For purposes hereof, the term “fair market value” shall mean the greater of: (i) the average of the volume weighted average price of our common stock for each of the thirty (30) trading days prior to the date of the original sale; and (ii) the last sale price of our common stock, during normal operating hours, as reported on the Nasdaq Capital Market, or any other exchange or electronic quotation system on which our common stock is then listed.

Other Terms

We have agreed, for a period of at least three years following the closing of this offering, to engage a designee of Maxim Group as an observer to our board of directors, where the observer shall attend meetings of our board of directors and receive all notices and other correspondence and communications sent by us to members of our board of directors. In addition, the observer shall be entitled to indemnification by us, coverage under our liability insurance policy for officers and directors and reimbursement by us for all costs incurred by him or her in attending any meetings of our board of directors. The observer shall not be entitled to any other compensation of any kind from us.

Upon the completion of this offering, for a period of eighteen (18) months from the effective date of this registration statement, if we are to be acquired by another entity, we shall retain Maxim Group as our financial advisor and/or our investment banker in connection with such acquisition.

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Directed Share Program

At our request, the underwriters have reserved for sale to our officers, employees, directors, director designees, families of any of the foregoing and certain other parties that have relationships with us at the initial public offering price, up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Maxim Group LLC. The purchasers of these shares will agree with us, subject to limited exceptions, not to offer, pledge, sell, contract to sell or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the shares of common stock purchased in the directed share program for a period of one year after the date of this prospectus, without prior written consent. Any or all of the shares subject to the lock-up agreements may be released from these restrictions at any time without notice prior to the expiration of the one year period. In the event any such lock-ups are waived, purchasers of these shares may be subject to a lock-up as required by the Conduct Rules of the National Association of Securities Dealers, Inc., or the NASD, which require a 90-day lock-up if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions, or to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if any of the foregoing parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Stabilization

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•

Stabilizing transactions – The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotments and syndicate covering transactions – The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•

Penalty bids – If the representative purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•

Passive market making – Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of our common stock if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.

Foreign Regulatory Restrictions on Purchase of Shares

We have not taken any action to permit a public offering of the shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of ordinary shares and the distribution of the prospectus outside the United States.

Italy. This offering of our common stock has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no shares of our common stock may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to our common stock be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our common stock or distribution of copies of this prospectus or any other document relating to our common stock in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993 or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany. The offering of our common stock is not a public offering in the Federal Republic of Germany. The shares of our common stock may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), as amended, and any other applicable German law. No application has been made under German law to publicly market our common stock in or out of the Federal Republic of Germany. The shares of our common stock are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The shares of our common stock will only be available to persons who, by profession, trade or business, buy or sell shares for their own or a third party’s account.

France. The shares offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been, and will not be, submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase our common stock offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the shares of our common stock offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland. This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The shares of our common stock are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom. In the United Kingdom, the shares of our common stock offered by this prospectus are directed to, and will only be available for purchase to, a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any shares of our common stock offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Norway. This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 as amended. This prospectus has not been approved or disapproved by, or registered with, neither the Oslo Stock Exchange nor the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to other Norwegian potential investors than the addressees without the prior consent of RGI.

Denmark. This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005 as amended from time to time or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by or filed with the Danish Financial Supervisory Authority or any other public authorities in Denmark. The offering of shares of our common stock will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Sweden. Neither this prospectus nor the shares offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the shares of our common stock offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Israel. The shares of our common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The shares of our common stock may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the shares or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered. Any resale, directly or indirectly, to the public of the shares of our common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Mintz Levin Cohn Ferris Glovsky and Popeo P.C., New York, New York. Mintz Levin Cohn Ferris Glovsky and Popeo P.C. has previously represented Maxim Group LLC and may do so again in the future. Ellenoff Grossman & Schole LLP, New York, New York, has acted as counsel to the underwriters in connection with this offering.

EXPERTS

The financial statements appearing in this Prospectus and Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such Firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon the closing of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the web site of the SEC referred to above.

FINANCIAL STATEMENTS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006 and March 31, 2007 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2005 and 2006 and the three months ended March 31, 2006 (unaudited) and 2007 (unaudited)	F-4
Consolidated Statements of Stockholders’ Deficit for the Years Ended December 31, 2005 and 2006 and the three months ended March 31, 2007 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2006 and the three months ended March 31, 2006 (unaudited) and 2007 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7 – F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Response Genetics, Inc.
Los Angeles, California

We have audited the consolidated balance sheets of Response Genetics, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Response Genetics, Inc. as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Singer Lewak Greenbaum & Goldstein LLP

Santa Ana, California
March 5, 2007, except for Note 16 as to which the date is June 4, 2007

RESPONSE GENETICS, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of March 31, 2007	Pro Forma Stockholders’ Equity as of March 31, 2007
	2005	2006
			(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$2,633,614	$4,930,123	$3,310,448
Accounts receivable	710,835	1,288,255	2,058,662
Prepaid expenses and other current assets	221,366	837,238	1,537,918

Total current assets	3,565,815	7,055,616	6,907,028

Property and equipment, net	601,476	1,184,963	1,404,290
Other assets	19,102	19,102	19,852
Total assets	$4,186,393	$8,259,681	$8,331,170

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$111,293	$404,008	$907,966
Accrued expenses	76,501	547,119	915,770
Accrued royalties	60,376	123,852	93,647
Accrued payroll, bonus and related liabilities	17,235	595,276	262,400
Deferred revenue	334,325	1,628,325	1,944,575
Total current liabilities	599,730	3,298,580	4,124,358
Notes payable to stockholders	716,854	716,854	716,854
Accrued interest on notes payable to stockholders	280,290	329,036	341,222
Accrued dividends	5,163,335	6,097,579	6,331,140
Deferred revenue, net of current portion	619,550	3,320,000	3,345,418
Total liabilities	7,379,759	13,762,049	14,858,992

Commitments and contingencies
Stockholders’ deficit
Series B Convertible Preferred Stock, $0.01 par value; 1,038,048 issued and outstanding (liquidation preference of $9 per share, or $9,342,432 plus accrued but unpaid dividends)	10,380	10,380	10,380	—
Series A Junior Convertible Preferred Stock, $0.01 par value; 500,000 issued and outstanding (liquidation preference of $5 per share, or $2,500,000)	5,000	5,000	5,000	—
Common stock, $0.01 par value; 20,000,000 and 50,000,000 shares authorized; 2,726,320 shares issued and outstanding	27,263	27,263	27,263	71,420
Additional paid-in capital	10,689,376	9,722,273	9,454,761	16,815,200
Deferred stock-based compensation	(15,744)	—	—	—
Accumulated deficit	(13,909,641)	(15,267,284)	(16,025,226)	(16,025,226)
Total stockholders’ (deficit) equity	(3,193,366)	(5,502,368)	(6,527,822)	861,394
Total liabilities and stockholders’ deficit	$4,186,393	$8,259,681	$8,331,170

The accompanying notes are an integral part of these consolidated financial statements

RESPONSE GENETICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		Three Months Ended March 31,
	2005	2006	2006	2007
			(unaudited)
Revenue	$6,956,800	$6,017,025	$1,268,975	$1,619,760
Operating expenses:
Cost of revenue	1,787,897	2,456,071	393,900	822,840
General and administrative	2,227,470	3,933,660	918,139	1,263,066
Research and development	1,018,179	1,261,981	326,455	320,422

Total operating expenses	5,033,546	7,651,712	1,638,494	2,406,328

Operating income (loss)	1,923,254	(1,634,687)	(369,519)	(786,568)

Other income (expense):
Interest expense	(55,223)	(57,537)	(14,924)	(12,250)
Interest income	71,068	138,598	32,653	41,676
Other	—	196,783	179,000	—
Income (loss) before income taxes	1,939,099	(1,356,843)	(172,790)	(757,142)

Provision for income taxes	1,050	800	800	800

Net income (loss)	1,938,049	(1,357,643)	(173,590)	(757,942)

Preferred stock dividends	934,243	934,244	233,561	233,561

Net income (loss) attributable to common stockholders	$1,003,806	$(2,291,887)	$(407,151)	$(991,503)

Net income (loss) per share—basic	$0.37	$(0.84)	$(0.15)	$(0.36)

Net income (loss) per share—diluted	$0.31	$(0.84)	$(0.15)	$(0.36)

Weighted-average shares—basic	2,726,320	2,726,320	2,726,320	2,726,320

Weighted-average shares—diluted	6,156,758	2,726,320	2,726,320	2,726,320

Pro forma net loss per share (unaudited)

Basic and diluted pro forma net loss per share		$(0.18)		$(0.10)

Weighted-average shares used to compute basic and diluted pro forma net loss per share		7,141,986		7,141,986

The accompanying notes are an integral part of these consolidated financial statements

RESPONSE GENETICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Series B Convertible Preferred Stock		Series A Junior Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balances at December 31, 2004	1,038,048	$10,380	500,000	$5,000	2,726,320	$27,263	$11,644,864	$(34,662)	$(15,847,690)	$(4,194,845)
Accrued dividends on Series B Convertible Preferred Stock	—	—	—	—	—	—	(934,243)	—	—	(934,243)
Amortization of deferred compensation	—	—	—	—	—	—	—	9,396	—	9,396
Adjustment to additional paid-in capital for fully vested options granted to consultants and subject to variable accounting	—	—	—	—	—	—	(11,723)	—	—	(11,723)
Adjustment to deferred compensation for options subject to variable accounting	—	—	—	—	—	—	(9,522)	9,522	—	—
Net income	—	—	—	—	—	—	—	—	1,938,049	1,938,049
Balances at December 31, 2005	1,038,048	$10,380	500,000	$5,000	2,726,320	$27,263	$10,689,376	$(15,744)	$(13,909,641)	$(3,193,366)
Accrued dividends on Series B Convertible Preferred Stock	—	—	—	—	—	—	(934,244)	—	—	(934,244)
Write-off of deferred stock-based compensation	—	—	—	—	—	—	(15,744)	15,744	—	—
Adjustment to stock-based compensation expense for options subject to variable accounting	—	—	—	—	—	—	(17,115)	—	—	(17,115)
Net loss	—	—	—	—	—	—	—	—	(1,357,643)	(1,357,643)
Balances at December 31, 2006	1,038,048	$10,380	500,000	$5,000	2,726,320	$27,263	$9,722,273	$—	$(15,267,284)	$(5,502,368)

Accrued dividends on Series B Convertible Preferred Stock (unaudited)	—	—	—	—	—	—	(233,561)	—	—	(233,561)
Adjustment to stock-based compensation expense for options subject to variable accounting (unaudited)	—	—	—	—	—	—	(33,951)	—	—	(33,951)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(757,942)	(757,942)
Balances at March 31, 2007 (unaudited)	1,038,048	$10,380	500,000	$5,000	2,726,320	$27,263	$9,454,761	$—	$(16,025,226)	$(6,527,822)

The accompanying notes are an integral part of these consolidated financial statements

RESPONSE GENETICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		Three Months Ended March 31,
	2005	2006	2006	2007
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$1,938,049	$(1,357,643)	$(173,590)	$(757,942)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	246,796	315,015	61,390	99,809
Fair value of options granted to consultants and employees	(2,327)	(17,115)	(11,970)	(33,951)
Gain on sale of property and equipment	—	(17,782)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(69,185)	(577,420)	481,814	(770,407)
Prepaid expenses and other current assets	(62,742)	(615,872)	(35,698)	(700,680)
Other assets	(19,102)	—	(3,610)	(750)
Accounts payable	(119,530)	292,715	457,505	503,958
Accrued expenses	(18,198)	470,618	3,166	368,651
Accrued royalties	(155,549)	63,476	19,643	(30,205)
Accrued payroll and related liabilities	5,660	578,041	57,063	(332,876)
Accrued interest on notes payable to stockholders	48,746	48,746	12,186	12,186
Deferred revenue	(1,168,100)	3,994,450	1,838,075	341,668
Net cash provided by (used in) operating activities	624,518	3,177,229	2,705,974	(1,300,539)

Cash flows from investing activities:
Purchase of property and equipment	(312,054)	(912,987)	(439,599)	(319,136)
Proceeds from sale of property and equipment	—	32,267	—	—
Net cash used in investing activities	(312,054)	(880,720)	(439,599)	(319,136)

Net increase (decrease) in cash and cash equivalents	312,464	2,296,509	2,266,375	(1,619,675)
Cash and cash equivalents:
Beginning of period	2,321,150	2,633,614	2,633,614	4,930,123
End of period	$2,633,614	$4,930,123	$4,899,989	$3,310,448

Cash paid during the period for:
Income taxes	$1,050	$800	$800	$800
Interest	$6,477	$8,770	$2,734	$363

The accompanying notes are an integral part of these consolidated financial statements

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Operations and Basis of Accounting

Response Genetics, Inc. (the “Company”) was incorporated in the state of Delaware on September 23, 1999 as Bio Type, Inc. for the purpose of providing unique molecular profiling services of tumor tissue that has been formalin-fixed and embedded in paraffin wax. In August 2000, the Company changed its name to Response Genetics, Inc.

The Company is a life science company engaged in the research, development, marketing and sale of pharmacogenomic tests for use in the treatment of cancer. Pharmacogenomics is the science of how an individual’s genetic makeup relates to drug response. Tests based on pharmacogenomics facilitate the prediction of a response to drug therapy or survival following surgery based on an individual’s genetic makeup. In order to generate pharmacogenomic information from patient specimens for these tests, the Company developed and patented enabling methods for maximizing the extraction and analysis of nucleic acids and, therefore, accessing the genetic information available from each patient sample. The Company’s platforms include analysis of single biomarkers using the polymerase chain reaction method as well as global gene interrogation using microarray methods from paraffin or frozen tissue specimens. The Company primarily derives its revenue by providing pharmacogenomic testing services to pharmaceutical companies in the United States, Asia and Europe.

The accompanying balance sheet as of March 31, 2007, the statements of operations and cash flows for the three months ended March 31, 2007 and 2006, and the statement of stockholders’ deficit for the three months ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly state the Company’s financial position as of March 31, 2007 and the results of operations and cash flows for the three months ended March 31, 2006 and 2007. The unaudited interim financial information does not include all the footnotes, presentations and disclosure for complete financial statements. The financial data and other information disclosed in these notes to the financial statements related to the three months ended March 31, 2006 and 2007 are unaudited. The results for the three months ended March 31, 2007 are not necessarily indicative of future results.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of Response Genetics, Inc. and its wholly owned subsidiary, Response Genetics, Ltd., a Scottish corporation, which was incorporated in October 2006. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity at date of purchase of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value due to the short-term nature and liquidity of these instruments. The Company’s cash equivalents are comprised of cash on hand, deposits in banks and money market investments.

Accounts Receivable

The Company invoices its clients as specimens are processed and any other contractual obligations are met. The Company’s contracts with clients typically require payment within 45 days of the date of invoice. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The Company specifically analyzes accounts receivable and historical bad debts, client credit, current economic trends and changes in client payment trends when evaluating the adequacy of the allowance for doubtful accounts. Account balances are charged-off against the allowance when it is probable the receivable will not be recovered. To date, the Company’s clients have primarily been large pharmaceutical companies. As a result, bad debts to date have been minimal. There were no allowances for doubtful accounts recorded at December 31, 2005 and 2006 and March 31, 2007.

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies – (continued)

Supply Inventories

The Company purchases reagents, analyte specific reagents, and other supplies to conduct various laboratory tests on an as needed basis with turnover typically within 30 days of purchase. The Company’s primary product is data generated from its testing services. Hence, the Company does not record either product or supply inventories as part of its financial statements as these are considered immaterial to the Company’s financial position and results of operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the double declining balance method over the estimated useful lives of the assets. The Company has determined the estimated useful lives of its property and equipment, as follows:

Laboratory equipment	5 to 7 years
Furniture and Equipment	5 to 7 years
Leasehold Improvements	Shorter of the useful life or the lease term (5 to 7 years)

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the related accounts and the resulting gain or loss is reflected in the statements of operations.

Revenue Recognition

Revenues are derived from pharmacogenomic testing services provided to pharmaceutical companies and are recognized on a contract specific basis pursuant to the terms of the related agreements. Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 104 Revenue Recognition, which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred and title and the risks and rewards of ownership have been transferred to the client or services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured.

Revenues are recorded on an accrual basis as the contractual obligations are completed and as a set of assays is processed through the Company’s laboratory under a specified contractual protocol. Certain contracts have minimum assay requirements that, if not met, result in payments that are due upon the completion of the designated period. In these cases, revenues are recognized when the end of the specified contract period is reached.

On occasion, the Company may enter into a contract that requires the client to provide an advance payment for specimens that will be processed at a later date. In these cases, the Company records this advance as deferred revenue and recognizes the revenue as the specimens are processed or at the end of the contract period, as appropriate.

Cost of Revenue

Cost of revenue represents the cost of materials, direct labor, costs associated with processing tissue specimens including pathological review, staining, microdissection, paraffin extraction, reverse transcription polymerase chain reaction, or (“RT-PCR”) and quality control analyses, license fees and delivery charges necessary to render an individualized test result. Costs associated with performing tests are recorded as the tests are processed.

Other Income

During the year ended December 31, 2006, the Company entered into an agreement with a client to provide certain testing services. In order to perform such testing services within the timeframe required by the client, which was by no later than June 30, 2006, the Company was required to purchase additional laboratory equipment totaling $179,000 which was reimbursed by the client pursuant to the terms of the agreement. This equipment was used to perform the services pursuant to this agreement and will continue to be used by the Company in its on-going operations over the useful life of the equipment which is estimated to be five years. Upon the purchase of the

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies – (continued)

equipment, the Company recorded the $179,000 reimbursement of the equipment purchase, which is non-recurring in nature, as other non-operating income during the year ended December 31, 2006.

Patent License Fees

The Company has licensed technology for the extraction of mRNA from formalin-fixed, paraffin-embedded tumor specimens from the University of Southern California (“USC”). Under the terms of the license agreement, the Company is required to pay royalties to USC based on the revenue generated by use of this technology. The Company maintains a non-exclusive license to use the polymerase chain reaction (“PCR”), homogenous PCR, and reverse transcription PCR processes of Roche Molecular Systems, Inc. (“Roche”). The Company pays Roche Molecular Systems a royalty fee based on revenue that the Company generates through use of this technology. The Company accrues for such royalties at the time revenue is recognized. Such royalties are included in cost of revenue in the accompanying statements of operations.

Research and Development

The Company expenses costs associated with research and development activities as incurred. Research and development costs are allocated on a pro rata basis using the number of research-only specimens that are processed by the Company versus specimens that are processed and paid for by various third parties via contract. Research and development costs include employee costs (salaries, payroll taxes, benefits, and travel), equipment depreciation and warranties and maintenance, laboratory supplies, primers and probes, reagents, and occupancy costs.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and elected to provide the pro-forma disclosure requirements of Statement of Financial Accounting Standards No. 123, “Share-Based Payment,” (“SFAS 123”).

Under the intrinsic value method, the Company recognized share-based compensation equal to the award’s intrinsic value, if any, at the time of grant over the requisite service periods using the straight-line method.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based awards granted for the year ended December 31, 2005.

Year Ended December 31, 2005

Net income attributable to common stockholders, as reported	$1,003,806
Less: stock-based employee compensation expense, fair value method	(814)
Pro forma net income attributable to common stockholders	$1,002,992
Net income per share:
As reported—basic	$0.37
As reported—diluted	$0.31
Pro forma—basic	$0.37
Pro forma—diluted	$0.31

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies – (continued)

During the year ended December 31, 2005, the Company valued stock options for pro-forma purposes at the grant date using the Black-Scholes pricing model with the following assumptions:

Expected life (years)	3.00 – 3.75
Risk free interest rate	3.93%
Volatility	81.27%
Expected dividend yield	0.00%

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values.

The Company adopted SFAS 123(R) using the prospective transition method, under which it continues to account for nonvested equity awards outstanding at the date of adoption of SFAS 123(R) in the same manner as they had been accounted for prior to adoption, that is, it would continue to apply APB No. 25 in the future periods to equity awards outstanding at the date it adopted SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 and the three months ended March 31, 2006 and March 31, 2007 was $15,383, $11,970 (unaudited), and $33,951 (unaudited), respectively. There was no effect on basic and diluted loss per share for the year ended December 31, 2006 as a result of adopting SFAS 123(R).

As of December 31, 2006, there was $3,025 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under share-based compensation plans using the fair value method. The cost is expected to be recognized over a weighted-average period of one month.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Under EITF 96-18, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has identified revenue, the fair value of its preferred and common stock and the assessment of the realizability of deferred income tax assets as areas where significant estimates and assumptions have been made in preparing the financial statements.

Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the asset with the estimated undiscounted future cash flows associated with the use of the asset and its eventual disposition. Should the review indicate that the asset is not recoverable, the Company’s carrying value of the asset would be reduced to its estimated fair value, which is measured by future discounted cash flows.

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses the change in equity from transactions and other events and circumstances from non-owner sources and the Company’s net income (loss). There was no difference between comprehensive income (loss) and net income (loss) for all periods presented.

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies – (continued)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash, cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximate fair value due to the short term nature of these financial instruments. The carrying value of the notes payable to stockholders is considered to approximate fair value as the interest rates and other related terms of the notes approximate market rates.

Concentration of Credit Risk and Clients and Limited Suppliers

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent recorded on the balance sheets. The Company maintains cash in United States financial institutions in excess of Federal Deposit Insurance Corporation limitations. In addition, the Company has invested its excess cash in money market instruments which are not insured under the Federal Deposit Insurance Corporation. The Company has not incurred any losses on these cash balances as of March 31, 2007. At December 31, 2005 and 2006, and March 31, 2007 the Company had cash on deposit that was in excess of the federally insured limit of $100,000.

Clients that account for greater than 10 percent of revenue or accounts receivable are provided below.

	Year Ended December 31,				Three Months Ended March 31,
	2005		2006		2006		2007
	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
					(unaudited)
Taiho Pharmaceutical	$3,226,150	46%	$2,745,125	46%	$763,975	60%	$340,700	21%
Eli Lilly and Company	$3,042,000	44%	$147,600	2%	$—	—	$110,950	7%
GlaxoSmithKline	$—	—	$2,374,800	39%	$100,000	8%	$1,037,433	64%
GlaxoSmithKline Biologicals	$—	—	$—	—	$—	—	$107,476	7%

	As of December 31,				Three Months Ended March 31,
	2005		2006		2006		2007
	Receivable Balance	Percent of Total Receivables	Receivable Balance	Percent of Total Receivables	Receivable Balance	Percent of Total Receivables	Receivable Balance	Percent of Total Receivables
					(unaudited)
Taiho Pharmaceutical	$414,975	58%	$416,300	33%	$71,250	31%	$269,675	13%
GlaxoSmithKline	$—	—	$584,000	47%	$—	—	$915,433	45%
GlaxoSmithKline Biologicals	$—	—	$—	—	$—	—	$600,294	30%
Pfizer	$145,000	20%	$—	—	$—	—	$—	—
Eli Lilly and Company	$125,000	18%	$—	—	$125,000	55%	$110,950	5%

Many of the supplies and reagents used in the Company’s testing process are procured by a limited number of suppliers. Any supply interruption or an increase in demand beyond the suppliers’ capabilities could have an adverse impact on the Company’s business. Management believes it can identify alternative sources, if necessary, but it is possible such sources may not be identified in sufficient time to avoid an adverse impact on its business. Refer also to Note 8 for further discussion regarding these supply agreements.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies – (continued)

voluntary changes in accounting principles and to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the change in net income for the period of the change in accounting principle. SFAS 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 also carries forward the guidance in APB Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005 with early adoption permitted. The adoption of SFAS 154 did not have a material impact on the Company’s financial position, results of operations or cash flows.

On July 13, 2006, the FASB issued FASB Interpretation No. 48, which interprets SFAS No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, to provide guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Under SAB No. 108, companies should evaluate a misstatement based on its impact on the current year income statement, as well as the cumulative effect of correcting such misstatements that existed in prior years existing in the current year’s ending balance sheet. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. The standard is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact of the adoption of SFAS 159 will have on its consolidated financial statements.

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Property and Equipment

Property and equipment consists of the following:

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
Laboratory equipment	$1,567,474	$2,110,113	$2,421,915
Furniture and equipment	335,911	391,239	396,516
Leasehold improvements	108,074	118,603	120,660
Total	2,011,459	2,619,955	2,939,091
Less: Accumulated depreciation and amortization	(1,409,983)	(1,434,992)	(1,534,801)
Total property and equipment, net	$601,476	$1,184,963	$1,404,290

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consists of the following:

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
Direct costs associated with initial public offering	$—	$613,985	$1,044,075
Prepaid insurance	122,216	28,173	229,874
Prepaid maintenance contracts	90,139	106,029	132,298
Other	9,011	89,051	131,671
	$221,366	$837,238	$1,537,918

On December 14, 2006, the Board of Directors approved the filing of a registration statement on Form SB-2 for the initial registration of the Company’s common stock. Accordingly, the Company has deferred certain direct and incremental costs related to this planned initial public offering. These costs will be charged against the gross proceeds upon completion of such offering.

5. Accrued Expenses

Accrued expenses consists of the following:

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
Accrued direct costs associated with initial public offering	$—	$300,723	$412,462
Accrued laboratory costs	—	—	260,623
Accrued other	76,501	246,396	242,685
	$76,501	$547,119	$915,770

6. Notes Payable to Stockholders

On March 28, 2000, the Company issued notes payable in an aggregate principal amount of $716,854 to holders of the Company’s Series A Junior Convertible Preferred Stock. These notes payable accrue interest on the unpaid principal balances at the rate of 6.8% per annum, and under the original terms were payable on December 31, 2006. As of March 31, 2007, no principal or interest payments have been made. Total aggregate principal and accrued interest amounted to $997,144 and $1,045,890 at December 31, 2005 and 2006, respectively, and $1,058,076 (unaudited) at March 31, 2007.

On October 24, 2006, the Board of Directors of the Company approved an amendment to the terms of the notes payable to stockholders such that all outstanding notes payable to stockholders, plus accrued interest, will be

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Notes Payable to Stockholders – (continued)

automatically converted into shares of the Company’s common stock at a per share price equal to the initial public offering price. Such amendment is subject to approval by the noteholders. In the event the Company has not completed an initial public offering by June 30, 2008, the notes payable to stockholders will mature on such date.

7. Earnings (Loss) Per Share

The Company calculates net income/(loss) per share in accordance with SFAS No. 128, Earnings Per Share (“SFAS No. 128”). Under the provisions of SFAS No. 128, basic net earnings per share is computed by dividing the net income/(loss) attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding for the period. Diluted net income/(loss)  per share attributable to common stockholders is computed by dividing the net income/(loss)  attributable to common stockholders by the weighted average number of shares of common stock and dilutive common stock equivalents then outstanding. Common stock equivalents consist of shares of common stock issuable upon the conversion of convertible preferred stock and upon the exercise of stock options.

The following table sets forth the computation for basic and diluted earnings (loss) per share:

	Year Ended December 31,		Three Months Ended March 31,
	2005	2006	2006	2007
			(unaudited)
Numerator:
Net income (loss)	$1,938,049	$(1,357,643)	$(173,590)	$(757,942)
Series B convertible preferred stock dividends	(934,243)	(934,244)	(233,561)	(233,561)
Numerator for basic earnings per share – income (loss) available to common stockholders	1,003,806	(2,291,887)	(407,151)	(991,503)
Effect of dilutive securities:
Series B convertible preferred stock dividends	934,243	—	—	—
Numerator for diluted earnings per share – income (loss) available to common stockholders	$1,938,049	$(2,291,887)	$(407,151)	$(991,503)
Denominator:
Denominator for basic earnings per share – weighted-average shares	2,726,320	2,726,320	2,726,320	2,726,320
Effect of dilutive securities:
Series A Junior Convertible preferred stock	2,600,000	—	—	—
Series B Convertible preferred stock	830,438	—	—	—
Dilutive potential common shares	3,430,438	—	—	—
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	6,156,758	2,726,320	2,726,320	2,726,320
Basic earnings (loss) per share	$0.37	$(0.84)	$(0.15)	$(0.36)
Diluted earnings (loss) per share	$0.31	$(0.84)	$(0.15)	$(0.36)

Outstanding stock options to purchase 256,000 shares and 216,000 shares at December 31, 2005, and 2006, respectively, were excluded from the calculation of diluted loss per share as their effect would have been antidilutive. The assumed conversion of the Series A Junior Convertible Preferred Stock and the Series B Convertible Preferred Stock were excluded from the calculation of diluted loss per share for the year ended December 31, 2006 as their effect would have been antidilutive.

Upon completion of the Company’s planned initial public offering, the following will occur:

•

the automatic conversion of all of the outstanding Series B Convertible Preferred Stock and Series A Junior Convertible Preferred Stock, including accrued but unpaid dividends, into 4,274,590 shares of common stock assuming an initial public offering price of $7.50 per share;

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Earnings (Loss) Per Share – (continued)

•

the automatic conversion of all of the outstanding notes payable to stockholders, including accrued but unpaid interest, into 141,076 shares of common stock assuming an initial public offering price of $7.50.

The pro forma stockholders’ equity as of March 31, 2007 reflects the above noted automatic conversions into common stock as if the conversions had occurred as of March 31, 2007. The pro forma basic and diluted net loss per share for the year ended December 31, 2006 and for the three months ended March 31, 2007 reflect the above noted conversions into common stock as if the conversions had occurred as of the beginning of each respective period. The pro forma shareholders’ equity and pro forma basic and diluted net loss per share do not give effect to the issuance of shares in, or the receipt or use of any proceeds from, the planned initial public offering.

Basic and diluted pro forma net loss per share is calculated as follows:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
	(unaudited)	(unaudited)
Basic and diluted pro forma net loss per share	$(0.18)	$(0.10)

Weighted-average shares used to compute basic and diluted pro forma net loss per share	7,141,986	7,141,986

8. Commitments and Contingencies

Operating Leases

The Company leases office and laboratory space under a noncancelable operating lease that expires on January 31, 2010. The lease contains two two-year options to extend the term of the lease and contains annual scheduled rate increases tied to the Consumer Price Index for the Los Angeles/Long Beach California metropolitan area. In March 2007, the Company entered into a noncancelable operating lease, which expires in March 2010, for office and laboratory space in Scotland. Rent expense was $230,647 and $270,564 for the years ended December 31, 2005 and 2006, respectively, and $60,414 (unaudited) and $75,000 (unaudited) for the three months ended March 31, 2006 and 2007, respectively.

Future minimum lease payments by year and in the aggregate, under the Company’s noncancelable operating leases, consist of the following at March 31, 2007:

Year Ending December 31,
Remainder of 2007	$672,192
2008	912,978
2009	930,602
2010	177,115
Total	$2,692,887

Employment Agreements

The Company has employment contracts with several individuals, which provide for annual base salaries and potential bonuses. These contracts contain certain change of control, termination and severance clauses that require the Company to make payments to certain of these employees if certain events occur as defined in their respective contracts.

Agreements with Suppliers

The Company purchases certain supplies from Applied Biosystems, and Affymetrix Inc. Purchases from these companies accounted for approximately 85%, 86%, 86% (unaudited) and 91% (unaudited) of the Company’s reagent purchases in the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively. The Company purchased from Applied Biosystems primers, probes and disposable supplies.

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Commitments and Contingencies – (continued)

Under the supply agreement with Affymetrix, the Company pays an annual subscription fee and has access at predetermined prices to various probes, arrays, software and reagents necessary to support the Company’s work.

9. License and Collaborative Agreements

License Agreement with the University of Southern California (“USC”)

In April 2000, as amended in June 2002 and April 2005, the Company entered into a license agreement with USC. Under this agreement, USC granted the Company a worldwide, exclusive license with the right to sublicense, the patents for RGI-1 and related technology, for use in human and veterinary diagnostic laboratory services, the sale of clinical diagnostic products, and the sale of research products to the research community. USC retains the right under the agreement to use the technology for research and educational purposes.

In consideration for this license, the Company agreed to pay to USC royalties based on a percentage of the revenues generated by the use of RGI-1 and related technology. Royalty expense relating to this agreement amounted to $157,656 and $160,674 for the years ended December 31, 2005 and 2006, respectively, and $34,051 (unaudited) and $14,296 (unaudited) for the three months ended March 31, 2006 and 2007, respectively. Such expense is included in cost of revenue in the accompanying statements of operations.

License Agreement with Roche Molecular Systems (“Roche”)

In July 2001, the Company entered into a diagnostic services agreement with Roche to provide the Company with access to Roche’s patented PCR technology. In November 2004, this agreement was replaced by a non-exclusive license to use Roche’s PCR, homogenous PCR, and reverse transcription PCR processes. In consideration for these rights, the Company is obligated to pay royalties to Roche, based on a percentage of net sales of products or services that make use of the PCR technology. Royalty expense relating to this agreement amounted to $213,105 and $221,861 for the years ended December 31, 2005 and 2006, respectively, and $45,968 (unaudited) and $19,527 (unaudited) for the three months ended March 31, 2006 and 2007, respectively. Such expense is included in cost of revenue in the accompanying statements of operations.

In November 2004, the Company entered into an agreement with Roche, pursuant to which the Company is collaborating with Roche to produce commercially viable assays used in the validation of genetic markers for pharmaceutical companies. Specifically, the Company has licensed the rights to Roche to use the pre-diagnostic assays the Company develops in the course of using its RNA-extraction technologies to provide testing services to pharmaceutical companies and to produce diagnostic kits that then can be sold commercially to those pharmaceutical companies. Roche is required to pay the Company royalties of a certain percentage of net sales of such diagnostic kits sold to pharmaceutical companies. Through March 31, 2007, Roche has not been required to pay any royalties to the Company pursuant to this agreement.

Services Agreement with Taiho Pharmaceutical Co., Ltd. (“Taiho”)

In July of 2001, the Company entered into an agreement with Taiho pursuant to which it will provide Taiho with molecular-based tumor analyses for use in guiding chemotherapy treatment for cancer patients using the RGI-1 and for use in its business developing and marketing pharmaceutical and diagnostic products for use against cancer. Pursuant to the agreement, the Company appointed Taiho as the exclusive purchaser in Japan of tests and testing services based upon the RGI-1 using gene expression for (i) any one or the combination of specified molecular markers, (ii) the therapeutic use of specified compounds, or (iii) the diagnosis or therapeutic treatment of specified precancerous and cancerous diseases. The Company also granted Taiho the right to be a non-exclusive purchaser in Japan of tests and testing services based upon the RGI-1 using gene expression, other than those for which Taiho has exclusivity, for, (i) any one or combination of molecular markers, (ii) the therapeutic use of any compound or biological product against cancer, or (iii) the diagnosis or therapeutic treatment of precancerous and cancerous diseases.

In consideration for the testing services provided, Taiho paid an upfront payment at the commencement of the agreement and is obligated to pay regular testing fees, covering the specific services performed on a monthly basis.

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. License and Collaborative Agreements – (continued)

Taiho is obligated to purchase a minimum amount of testing services from the Company each calendar quarter. Revenue recognized under this agreement was $3,226,150 and $2,745,125 during the years ended December 31, 2005 and 2006, respectively, and $763,975 (unaudited) and $340,700 (unaudited) for the three months ended March 31, 2006 and 2007, respectively.

Services Agreement with SmithKline Beecham Corporation (d.b.a. GlaxoSmithKline or “GSK”)

In January 2006, the Company entered into an agreement with GSK pursuant to which the Company provides services in connection with profiling the expression of various genes from a range of human cancers. Under the agreement, the Company will provide GSK with testing services as described in individual protocols and GSK will pay the Company for such services based on the pricing schedule established for each particular protocol. GSK is obligated to make minimum annual payments to the Company under the agreement and also was obligated to make a non-refundable upfront payment to the Company, to be credited against work undertaken pursuant to the agreement. In January 2006, the Company received an upfront payment of $2,000,000, of which $600,000 was recognized as revenue during the year ended December 31, 2006. The contract also provides for minimum annual assay testing requirements over a three year period ending January 2009. The minimum amount of revenue to be recognized during the term, which will expire in January 2009, will be $6,500,000. The timing of the recognition of these amounts is dependent upon when GSK submits the specimens for testing. During the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007, the Company recognized $2,374,800, $100,000 (unaudited) and $1,037,433 (unaudited), respectively, of revenue under this agreement.

The initial term of the agreement will extend until January 2009, at which point, GSK has the right to extend the agreement for up to two one-year periods. Subsequently, the parties have the option to extend the agreement for one-year renewal periods upon their mutual written consent.

Master Laboratory Test Services Agreement with GlaxoSmithKline Biologicals (“GSK Bio”)

In December 2006, the Company entered into an agreement with GSK Bio pursuant to which it will provide testing services, principally in relation to profiling the expression of various genes from a range of human cancers. The Company will conduct the testing services on tissue specimens provided by GSK Bio. The agreement required that GSK Bio make an upfront payment of $2,620,000 which was received by the Company in December 2006. The agreement further specifies that GSK Bio will pay annual minimum payments in 2007, 2008 and 2009 and that the upfront payment made in December 2006 will be credited against the annual minimum payments in 2007 and 2008. The agreement also provides that any differences between the annual minimum payments made in 2007, 2008 or 2009 and the amounts due to the Company for testing services performed on specimens submitted by GSK Bio during the years the three years ended December 31, 2009 be credited towards services performed during the year ending December 31, 2010, the final year of the agreement. The minimum amount of revenue to be recognized during the term of this contract, which will expire in December 2010, is approximately $7,300,000. The timing of the recognition of these amounts is dependent upon when GSK submits the specimens for testing. The Company did not recognize any revenue from this agreement in 2006. The Company recognized $107,476 (unaudited) of revenue under this agreement during the three months ended March 31, 2007.

Collaboration Agreement with Shanghai BioChip Company, Ltd. (“SBC”)

On March 5, 2007, the Company entered into a collaboration agreement with SBC pursuant to which SBC will provide exclusive pharmacogenomic testing services to the Company’s clients in China.

Pursuant to the agreement, the Company has granted SBC an exclusive license in China to provide services in China using the Company’s proprietary RNA extraction technologies. Subject to consent from the University of Southern California, the Company will grant SBC an exclusive sublicense to patents licensed from the University of Southern California for distribution of testing services in China. In turn, SBC will perform RNA extraction from FFPE tissue specimens exclusively for the Company during the term of the agreement.

This agreement has an initial term of five years, with an automatic renewal for an additional three-year term unless either party gives 90 days notice in advance of the renewal date of its intent not to renew. Pursuant to the

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. License and Collaborative Agreements – (continued)

agreement, SBC will receive 49% of the gross margin, as defined in the agreement, collected from the Company’s clients in China as compensation for its testing services performed.

10. Stockholders’ Equity

Common Stock

On December 14, 2006, the Board of Directors approved, subject to stockholder approval, to amend and restate the Company’s Certificate of Incorporation increasing the authorized common stock to 50,000,000 shares.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Stock with a par value of $0.01 per share. Of the 2,000,000 shares, the Company has designated 500,000 shares as Series A Junior Convertible Preferred Stock and 1,111,000 shares as Series B Convertible Preferred Stock.

On December 14, 2006, the Board of Directors of the Company approved, subject to stockholder approval, to amend and restate the Company’s Certificate of Incorporation increasing the authorized Preferred Stock to 5,000,000 shares.

Series A Junior Convertible Preferred Stock

In March 2000, the Company issued 500,000 shares of Series A Junior Convertible Preferred Stock (“Series A Junior Preferred Stock”) with a par value of $0.01 per share for $5 per share (gross proceeds of $2,500,000). The Series A Junior Preferred Stock ranks senior to the Company’s common stock and junior to any other preferred stock with respect to dividend and liquidation rights. Each outstanding share of Series A Junior Preferred stock may be converted into 5.2 shares of common stock provided the holder waives any unpaid dividends relating to those shares upon conversion. Through December 31, 2006, no dividends have been declared on the Series A Junior Preferred Stock. All outstanding shares of Series A Junior Preferred Stock will automatically convert into shares of common stock upon consummation of an initial public offering of the Company’s common stock.

Series B Convertible Preferred Stock

In March 2000, the Company issued 1,038,048 shares of Series B Convertible Preferred stock (“Series B Preferred Stock”) with a par value of $0.01 per share at $9.00 per share (gross proceeds of $9,342,432). Each outstanding share of Series B Preferred stock may be converted into one share of common stock. The Series B Preferred stock ranks senior to the common stock and any other issue of preferred stock presently in existence or hereafter created which does not expressly provide that it ranks senior to the Series B preferred stock as to dividends, liquidation preferences or otherwise. Each outstanding share of Series B Preferred stock is entitled to receive cumulative dividends which accrue upon issuance and are payable at $.90 per annum. The Company has the option to pay the dividend in the form of common stock. Accrued dividends amounted to $5,163,335 and $6,097,579 at December 31, 2005 and 2006, respectively, and $6,331,140 (unaudited) at March 31, 2007.

On October 24, 2006, the Board of Directors of the Company approved, subject to stockholder approval, to amend and restate the Certificate of Incorporation to amend the rights and preferences of the Series B Preferred Stock providing that the Series B Preferred Stock, including accrued but unpaid dividends, automatically convert into common stock upon the closing of the initial public offering. Each share of Series B Preferred Stock will convert into 0.8 shares of common stock. The total accrued but unpaid dividends at the date of conversion will convert into common stock based on the fair value of the stock on that date.

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stock Option Plan

In March 2000, the Company adopted a Stock Option Plan (the “2000 Plan”) as approved by its board of directors. Under the 2000 Plan, the Company may issue options to acquire up to 1,600,000 shares of common stock. In connection with the adoption of the 2006 Employee, Director and Consultant Stock Plan, as further discussed below, we will issue no additional options under our 2000 Plan under which options to purchase 200,000 shares remained outstanding as of December 31, 2006. Although no more options may be granted under the 2000 Plan, the terms of the 2000 Plan continue to apply to all outstanding options. The Company also granted options to purchase 16,000 shares of common stock to two consultants which were granted under separate agreements outside of the 2000 Plan.

On October 26, 2006, the Board of Directors of the Company approved, and on May 1, 2007, reapproved the adoption of the 2006 Employee, Director and Consultant Stock Plan (the “2006 Stock Plan”), subject to stockholder approval. Under this plan, the Company may grant up to a maximum of 2,160,000 options to purchase the Company’s common stock.

Employee options vest according to the terms of the specific grant and expire 10 years from the date of grant. Non-employee option grants to date vest typically over a 2 to 3 year period. The Company had 256,000 and 216,000 options outstanding at a weighted average exercise price of $10.78 and $10.69 at December 31, 2005 and 2006, respectively. There were 14,000 nonvested stock options with a weighted average grant date fair value of $9.00 outstanding at December 31, 2006 with no activity during the year ended December 31, 2006. Concurrent with the completion of this offering, the Company will grant to certain executive officers and other employees and directors non-qualified stock options to purchase the Company’s common stock at a price equal to the initial public offering price of the Company’s common stock.

The following table summarizes the stock option activity for the year ended December 31, 2006 and the three months ended March 31, 2007:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2005	256,000	$10.78
Granted	—	$—
Exercised	—	$—
Forfeited	(40,000)	$11.25
Outstanding, December 31, 2006	216,000	$10.69
Granted (unaudited)	—	$—
Exercised (unaudited)	—	$—
Forfeited (unaudited)	(6,000)	$7.50
Outstanding, March 31, 2007 (unaudited)	210,000	$10.79
Exercisable, March 31, 2007 (unaudited)	196,000	$10.87

The weighted average exercise price above includes 32,000 and 26,000 (unaudited) options outstanding at December 31, 2006 and March 31, 2007, respectively, for which the exercise price is equal to the Company’s IPO price per share of common stock. For purposes of the above table, the IPO price is assumed to be $7.50.

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stock Option Plan – (continued)

The following table provides information for options that were outstanding and exercisable as of December 31, 2006:

	Options Outstanding			Options Exercisable
Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$11.25	184,000	3.99	$11.25	176,000	$11.25
$7.50 (assumed IPO price)	32,000	3.95	7.50	26,000	7.50
	216,000	3.98	$10.69	202,000	$10.69

The following table provides information for options that were outstanding and exercisable as of March 31, 2007 (unaudited):

	Options Outstanding			Options Exercisable
Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$11.25	184,000	3.72	$11.25	176,000	$11.25
$7.50 (assumed IPO price)	26,000	3.76	7.50	20,000	7.50
	210,000	3.73	$10.79	196,000	$10.87

The weighted average exercise prices, remaining contractual lives and aggregate intrinsic values for options granted, exercisable, and expected to vest as of December 31, 2006 were as follows:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)	Intrinsic Value

Outstanding	216,000	$10.69	(a)	4.99	$—
Expected to vest	14,000	$9.64	(b)	5.05	$—
Exercisable	202,000	$10.76	(a)	5.27	$—

The weighted average exercise prices, remaining contractual lives and aggregate intrinsic value for options granted, exercisable and expected to vest as of March 31, 2007 were as follows (unaudited):

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)	Intrinsic Value

Outstanding	210,000	$10.79	(a)	3.73	$—
Expected to vest	14,000	$9.64	(b)	3.81	$—
Exercisable	196,000	$10.87	(a)	3.72	$—

——————

(a)

The weighted average exercise price above includes 32,000 and 26,000 (unaudited) options outstanding at December 31, 2006 and March 31, 2007, respectively, for which the exercise price is equal to the Company’s IPO price per share of common stock. For purpose of the above tables, the IPO price is assumed to be $7.50.

(b)

The exercise price for 6,000 options expected to vest is equal to the Company’s IPO price per share of common stock. For this purpose, an IPO price of $7.50 has been assumed.

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stock Option Plan – (continued)

Aggregate intrinsic value excludes those options that are “not-in-the-money” as of December 31, 2006 or March 31, 2007. Awards that are expected to vest take into consideration estimated forfeitures for awards not yet vested.

12. Income Taxes

The components of the income tax provision for the years ended December 31, 2005 and 2006 were as follows:

	2005	2006
Current
Federal	$—	$—
State	1,050	800
	1,050	800
Deferred
Federal	—	—
State	—	—
	—	—
Provision for income taxes	$1,050	$800

A reconciliation of the expected income tax (benefit) provision computed using the federal statutory income tax rate of 35% to the Company’s effective income tax rate is as follows:

	2005	2006
Income tax expense (benefit) based on federal statutory rate	$679,000	$(475,000)
State income taxes, net of federal income tax	112,000	(129,000)
Change in deferred tax valuation allowance	(712,000)	594,700
Other	(77,950)	10,100
Provision for income taxes	$1,050	$800

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities at December 31, 2005 and 2006 are presented below:

	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$4,147,300	$2,255,000
Deferred revenue	281,000	1,962,000
Federal and state tax credit	95,000	221,000
Deferred stock compensation	279,000	276,000
Total gross deferred tax assets	4,802,300	4,714,000
Less valuation allowance on deferred tax assets	(4,769,300)	(4,652,000)
Net deferred tax assets	33,000	62,000
Deferred tax liabilities:
Plant and equipment, principally accelerated depreciation	(33,000)	(62,000)

Total deferred tax liabilities	(33,000)	(62,000)
Net deferred taxes	$—	$—

Deferred income taxes result from temporary differences between income tax and financial reporting computed at the effective income tax rate. The Company has established a valuation allowance against its net deferred tax asset due to the uncertainty surrounding the realization of such asset. Management periodically evaluates the recoverability of the deferred tax assets. At such time it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes – (continued)

As of December 31, 2006, the Company had net operating loss carryforwards for federal and state income tax purposes of $6,259,699 and $2,170,528, respectively. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in 2020. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to restrictions contained in the Internal Revenue Code that are applicable if the Company experiences an “ownership change” that may occur, for example, as a result of this offering being aggregated with certain other sales of the Company’s stock before or after this offering. If not utilized, the state net operating loss carryforward will expire beginning in 2010.

13. Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all of its employees meeting minimum age and service requirements. Participation in the plan is optional. The Company paid administrative expenses on behalf of the plan amounting to $1,250 and $1,250 for the years ended December 31, 2005 and 2006, respectively, and $0 (unaudited) for each of the three month periods ended March 31, 2006 and 2007. The Company does not provide matching contributions to the defined contribution plan.

14. Related Party Transactions

While employed at USC, Kathleen Danenberg, president, chief executive officer and director, developed and patented (United States Patent 6,248,535; Danenberg, et al., Method For Isolation of RNA From Formalin-Fixed Paraffin-Embedded Tissue Specimens) an extraction method  that allowed reliable and consistent isolation of RNA from FFPE suitable for RT-PCR. USC retains ownership of this patent but has exclusively licensed this technology to the Company. In consideration for this license, the Company is obligated to pay royalties to USC, as a percentage of net sales of products or services using the technology, and to meet a certain minimum in royalty payments. Pursuant to USC policy, the inventors of technology owned by the University and then licensed for commercialization are paid a portion of royalties received by the University from the licensed technology. USC therefore pays a portion of royalties received from the Company to Ms. Danenberg in recognition of her invention. Amounts paid to Ms. Danenberg amounted to $41,533 and $18,574, respectively, for the years ended December 31, 2005 and 2006, and $18,574 (unaudited) and $14,797 (unaudited) for the three months ended March 31, 2006 and 2007, respectively.

15. Segment Information

The Company operates in a single reporting segment. The following enterprise wide disclosure was prepared on a basis consistent with the preparation of the financial statements.

The Company derives significant revenue from outside the United States. Revenue by geographic area, based on the client location, was as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2005	2006	2006	2007
			(unaudited)
United States	$3,730,650	$3,271,900	$505,000	$1,279,060
Japan	3,226,150	2,745,125	763,975	340,700
	$6,956,800	$6,017,025	$1,268,975	$1,619,760

No other country represented more that 10 percent of total revenue.

16. Subsequent Event

On May 1, 2007, the Company’s Board of Directors approved an amendment to the Company’s Articles of Incorporation to effect a 0.8-for-1 reverse stock split of the Company’s common stock. A majority of shareholders approved the stock split on May 31, 2007, and on June 4, 2007 the amendment to the Articles of Incorporation was

RESPONSE GENETICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Subsequent Event – (continued)

filed, which effected the stock split. All references to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the reverse stock split on a retroactive basis. Previously awarded options to purchase shares of the Company’s common stock have been retroactively adjusted to reflect the stock split. Further, the stock split resulted in an adjustment to the conversion ratio of the Series B Convertible Preferred Stock and Series A Junior Convertible Preferred Stock, as further discussed in Note 10.

Until                               , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

		$ 3,000,000 Shares Common Stock

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with any different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. This information contained in this prospectus is correct only as of the date of this prospectus or any sale of these securities. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

TABLE OF CONTENTS
	Page

Prospectus Summary	1	PROSPECTUS
The Offering	6
Summary Consolidated Financial Data	7
Risk Factors	9
Special Note Regarding Forward-Looking Statements	26
Use of Proceeds	27
Dilution	28
Dividend Policy	29
Capitalization	30	Maxim Group LLC Caris & Company
Selected Consolidated Financial Data	31
Management’s Discussion and Analysis of Financial Condition and Results of Operations	33
Business	42
Management	65
Principal Stockholders	74
Certain Relationships and Related Party Transactions	76
Description of Capital Stock	77
Shares Eligible for Future Sale	80
Underwriting	82
Legal Matters	88	, 2007
Experts	88
Where You Can Find Additional Information	88
Index to Consolidated Financial Statements	F-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article NINTH of our certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•

from any breach of the director’s duty of loyalty to us or our stockholders;

•

from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•

under Section 174 of the Delaware General Corporation Law; and

•

from any transaction from which the director derived an improper personal benefit.

We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers prior to completion of the offering.

Item 25. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee and the NASD Filing Fee.

SEC Registration Fee	$3,015
Nasdaq Capital Market Listing Fee	$9,000
NASD Filing Fee	$3,740
Printing and Engraving Fees	$180,000
Legal Fees and Expenses	$980,000
Accounting Fees and Expenses	$265,000
Blue Sky Fees and Expenses	$30,000
Transfer Agent and Registrar Fees	$5,000
Miscellaneous	$24,245
Total	$1,500,000

——————

*

To be updated by amendment.

Item 26. Recent Sales of Unregistered Securities.

Issuances of Capital Stock and Warrants

In the three years preceding the filing of this registration statement, the Registrant has not issued or granted capital stock or warrants.

Certain Grants and Exercises of Stock Options

The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as transactions by an issuer not involving a public offering.

Pursuant to the Registrant’s 2000 Stock Plan and certain stand-alone stock option agreements, the Registrant has issued options to purchase an aggregate of 848,800 shares of common stock. Of these options:

•

options to purchase 638,800 shares of common stock have been canceled or lapsed without being exercised;

•

no options to purchase shares of common stock have been exercised; and

•

options to purchase a total of 210,000 shares of common stock are currently outstanding, at a weighted average exercise price of $10.79 per share.

Pursuant to the Registrant’s 2006 Stock Plan, the Registrant will grant as of the date of the prospectus of which this registration statement forms a part, options to purchase approximately 1,175,000 shares of common stock.

Item 27. Exhibits.

Exhibits

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation, as amended (to be effective on the date of this offering)
3.2@	Bylaws of the Registrant
3.2.1 @	Restated Bylaws of the Registrant, to be effective upon the closing of the initial public offering
4.1@	Warrant to purchase common stock issued to Maxim Group LLC and its designees
4.2 @	Form of Common Stock Certificate
5.1 @	Opinion of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
10.1†@	Master Agreement for the Supply of Laboratory Test Services by and between SmithKline Beecham Corporation (d.b.a. GlaxoSmithKline) and the Registrant, dated as of January 17, 2006
10.2†@	Master Agreement for the Supply of Laboratory Services by and between GlaxoSmithKline Biologicals and the Registrant, dated as of December 1, 2006
10.3† @	Services Agreement by and between Taiho Pharmaceutical Co., Ltd. And the Registrant, dated as of July 30, 2000.
10.4†@	License Agreement by and between Roche Molecular Systems, Inc. and the Registrant, dated as of November 23, 2004.
10.5†@	Patent License Agreement by and between Roche Molecular Systems Inc. and the Registrant, dated as of November 16, 2004
10.6†@	Service Provider Agreement by and between Affymetrix, Inc. and the Registrant, dated as of September 29, 2006.
10.7†@	Option and License Agreement by and between the University of Southern California and the Registrant, as amended, dated as of April 19, 2000.
10.8†@	Agreement by and between Applied Biosystems and the Registrant, dated December 29, 2005.
10.9#@	Employment Agreement by and between James Clark and the Registrant, dated as of October 26, 2006.
10.10# @	Employment Agreement by and between Thomas Stankovich and the Registrant, dated as of October 25, 2006, as amended on May 29, 2007.
10.11# @	Employment Agreement by and between Kathleen Danenberg and the Registrant, dated as of October 26, 2006, as amended on December 14, 2006, and on May 29, 2007.

10.12# @	Employment Agreement by and between Denise McNairn and the Registrant, dated as of February 20, 2007, as amended on May 29, 2007.
10.13#@	Response Genetics, Inc. 2006 Employee, Director and Consultant Stock Plan.
10.14@	Office Lease by and between Health Research Association and the Registrant, dated effective as of January 25, 2005.
10.15†@	Collaboration Agreement by and between the Registrant and Shanghai Biochip Company, Ltd., dated as of March 5, 2007
10.16@	Lease Agreement by and between the Registrant and the University Court of the University of Edinburgh, dated as of March 15, 2007
10.17#@	Executive Officer Form of Incentive Stock Option Agreement
10.18#@	Executive Officer Form of Non-Qualified Stock Option Agreement
14 @	Code of Ethics
21@	Subsidiaries of the Small Business Issuer
23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP
23.2 @	Consent of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. (See Exhibit 5.1)
24@	Power of Attorney
99.1@	Consent of Mr. Hubertus Spierings

——————

*

To be filed by amendment.

@

Previously filed.

#

Identifies a management contract or compensatory plan or agreement in which an executive officer or director of the Company participates.

†

Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

Item 28. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum aggregate offering range may be reflected in the form of prospectus filed with the Commission pursuant to
Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Not applicable.

(5) Not applicable.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering constraining material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on June 4, 2007.

RESPONSE GENETICS, INC.

By:	/s/ Kathleen Danenberg
Kathleen Danenberg President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Kathleen Danenberg	President, Chief Executive Officer and Director (principal executive officer)	June 4, 2007
Kathleen Danenberg

/s/ Thomas Stankovich	Vice President, Chief Financial Officer and Secretary (principal financial and accounting officer)	June 4, 2007
Thomas Stankovich

*	Chairman of the Board	June 4, 2007
Tom DeMeester, MD

*	Vice Chairman of the Board	June 4, 2007
David M. Smith

*	Director	June 4, 2007
Michael Serruya

*By: /s/ Kathleen Danenberg
        Kathleen Danenberg
        Attorney-in-Fact

EXHIBIT INDEX

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation, as amended (to be effective on the date of this offering).
3.2@	Bylaws of the Registrant
3.2.1 @	Restated Bylaws of the Registrant, to be effective upon the closing of the initial public offering
4.1@	Warrant to purchase common stock issued to Maxim Group LLC and its designees
4.2 @	Form of Common Stock Certificate
5.1 @	Opinion of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
10.1†@	Master Agreement for the Supply of Laboratory Test Services by and between SmithKline Beecham Corporation (d.b.a. GlaxoSmithKline) and the Registrant, dated as of January 17, 2006
10.2†@	Master Agreement for the Supply of Laboratory Test Services by and between GlaxoSmithkline Biologicals and the Registrant, dated as of December 1, 2006.
10.3† @	Services Agreement by and between Taiho Pharmaceutical Co., Ltd. And the Registrant, dated as of July 30, 2000.
10.4†@	License Agreement by and between Roche Molecular Systems, Inc. and the Registrant, dated as of November 23, 2004.
10.5†@	Patent License Agreement by and between Roche Molecular Systems, Inc. and the Registrant, dated as of November 16, 2004.
10.6†@	Service Provider Agreement by and between Affymetrix, Inc. and the Registrant, dated as of September 29, 2006.
10.7†@	Option and License Agreement by and between the University of Southern California and the Registrant, as amended, dated as of April 19, 2000.
10.8†@	Agreement by and between Applied Biosystems and the Registrant, dated December 29, 2005.
10.9#@	Employment Agreement by and between James Clark and the Registrant, dated as of October 26, 2006.
10.10# @	Employment Agreement by and between Thomas Stankovich and the Registrant, dated as of October 25, 2006, as amended on May 29, 2007.
10.11# @	Employment Agreement by and between Kathleen Danenberg and the Registrant, dated as of October 26, 2006 as amended on December 14, 2006, and on May 29, 2007.
10.12# @	Employment Agreement by and between Denise McNairn and the Registrant, dated as of February 20, 2007, as amended on May 29, 2007.
10.13#@	Response Genetics, Inc. 2006 Employee, Director and Consultant Stock Plan.
10.14@	Office Lease by and between Health Research Association and the Registrant dated effective as of January 25, 2005.
10.15†@	Collaboration Agreement by and between the Registrant and Shanghai Biochip Company, Ltd., dated as of March 5, 2007
10.16@	Lease Agreement by and between the Registrant and the University Court of the University of Edinburgh, dated as of March 15, 2007
10.17#@	Executive Officer Form of Incentive Stock Option Agreement
10.18#@	Executive Officer Form of Non-Qualified Stock Option Agreement
14 @	Code of Ethics
21@	Subsidiaries of the Small Business Issuer
23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP
23.2 @	Consent of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. (See Exhibit 5.1)
24@	Power of Attorney
99.1@	Consent of Mr. Hubertus Spierings

——————

*

To be filed by amendment.

@

Previously filed.

#

Identifies a management contract or compensatory plan or agreement in which an executive officer or director of the Company participates.

†

Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.